Filed Pursuant to Rule 424(b)(5)
Registration No. 333-211545

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
7.875% Series H Cumulative Redeemable Perpetual Preferred Shares	10,350,000(3)	$25.00	$258,750,000	$26,056.13

(1)	The securities registered herein are offered pursuant to an automatic shelf registration statement on Form F-3 (Registration No. 333-211545) filed by Seaspan Corporation on May 23, 2016.

(2)	Calculated in accordance with Rule 457(r) and is made in accordance with Rule 456(b) under the Securities Act of 1933, as amended.

(3)	Assumes exercise in full of the underwriters’ option to purchase up to 1,350,000 additional 7.875% Series H Cumulative Redeemable Perpetual Preferred Shares.

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 23, 2016)

9,000,000 Shares

Seaspan Corporation

7.875% Series H Cumulative Redeemable Perpetual

Preferred Shares

(Liquidation Preference $25 Per Share)

We are offering 9,000,000 of our 7.875% Series H Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (the “Series H Preferred Shares”).

Dividends on the Series H Preferred Shares will be cumulative from the date of original issue and will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, when, as and if declared by our board of directors. The initial dividend on the Series H Preferred Shares offered hereby will be payable on October 30, 2016. Dividends will be payable out of amounts legally available therefor at an initial rate equal to 7.875% per annum of the stated liquidation preference.

At any time on or after August 11, 2021, the Series H Preferred Shares may be redeemed, in whole or in part, out of amounts legally available therefor, at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.

We intend to apply to have the Series H Preferred Shares listed on The New York Stock Exchange. Currently, there is no public market for the Series H Preferred Shares.

Investing in our Series H Preferred Shares involves a high degree of risk. Our Series H Preferred Shares have not been rated. Please read “Risk Factors” beginning on page S-14 of this prospectus supplement and page 3 of the accompanying base prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$25.00	$225,000,000
Underwriting Discounts and Commissions(1)	$0.7875	$7,087,500
Proceeds to Us (Before Expenses)	$24.2125	$217,912,500

(1)	We have granted the underwriters an option for a period of 30 days to purchase up to an additional 1,350,000 Series H Preferred Shares. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $8,150,625, and total proceeds to us before expenses will be $250,599,375.

Delivery of the Series H Preferred Shares is expected to be made in book entry form through the facilities of The Depository Trust Company on or about August 11, 2016.

Joint Book-Running Managers

BofA Merrill Lynch	Morgan Stanley	J.P. Morgan	RBC Capital Markets	Citigroup

Co-Managers

Janney Montgomery Scott	BB&T Capital Markets	Ladenburg Thalmann	Wunderlich	FBR	Incapital

August 4, 2016

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering. Generally, when we refer to the “prospectus,” we are referring to both parts combined. If information in the prospectus supplement conflicts with information in the accompanying base prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will be deemed not to constitute a part of this prospectus except as so modified or superseded.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the Series H Preferred Shares in any state or jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus or the information that is incorporated by reference herein is accurate as of any date other than its respective date.

Unless we otherwise specify, when used in this prospectus supplement, the terms “Seaspan,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation and its subsidiaries, except that when such terms are used in this prospectus supplement in reference to the Series H Preferred Shares, they refer specifically to Seaspan Corporation.

References to shipbuilders are as follows:

SHIPBUILDER	REFERENCE
CSBC Corporation, Taiwan	CSBC
Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.	Jiangsu Xinfu
HHIC-PHIL INC.	HHIC

References to customers are as follows:

CUSTOMER	REFERENCE
China Shipping Container Lines (Asia) Co., Ltd.(1)(2)	CSCL Asia
COSCO Container Lines Co., Ltd.(2)(3)	COSCON
Hanjin Shipping Co., Ltd.	Hanjin
Hapag-Lloyd AG	Hapag-Lloyd
Hapag-Lloyd USA, LLC(4)	HL USA
Kawasaki Kisen Kaisha Ltd.	K-Line
Maersk Line A/S(5)	Maersk
MSC Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd.	MOL
Yang Ming Marine Transport Corp.	Yang Ming Marine
ZIM Integrated Shipping Services Ltd.	ZIM

(1)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL.
(2)	While we continue to charter our vessels to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping businesses in March 2016.
(3)	A subsidiary of China COSCO Holdings Company Limited.
(4)	A subsidiary of Hapag-Lloyd.
(5)	A subsidiary of A.P. Møeller—Mærsk A/S.

S-i

Prospectus Supplement

Base Prospectus

S-ii

SUMMARY

This summary highlights important information contained elsewhere in this prospectus supplement and the accompanying base prospectus. You should carefully read this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference to understand fully our business and the terms of our Series H Preferred Shares, as well as tax and other considerations that are important to you in making your investment decision. You should consider carefully the “Risk Factors” section beginning on page S-14 of this prospectus supplement and on page 3 of the accompanying base prospectus to determine whether an investment in our Series H Preferred Shares is appropriate for you. Unless otherwise indicated, all references in this prospectus supplement to “dollars” and “$” are to, and amounts are presented in, U.S. Dollars, and financial information presented in this prospectus supplement is prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Our Company

We are the leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. We operate a fleet of 89 containerships, and we have entered into contracts for the purchase of an additional nine newbuilding containerships, which have scheduled delivery dates through October 2017. Of our nine newbuilding containerships, seven will commence operation under long-term, fixed-rate charters upon delivery. We expect to enter into long-term charter contracts for the remaining newbuilding containerships in the future. The average age of the 89 vessels in our operating fleet is approximately six years, on a TEU-weighted basis.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. The charters on the 89 vessels in our operating fleet have an average remaining term of approximately five years, on a TEU weighted basis, excluding the effect of charterers’ options to extend certain time charters.

Customers for our current operating fleet are COSCON, CSCL Asia, Hanjin, Hapag-Lloyd, HL USA, K-Line, Maersk, MSC, MOL, Yang Ming Marine and ZIM. The customers for the seven newbuilding containerships that are subject to charter contracts are Maersk, MSC and Yang Ming Marine.

New Vessel Contracts

Our primary objective is to continue to grow our business through accretive vessel acquisitions.

Our nine newbuilding vessels, which have scheduled delivery dates through October 2017, consist of the following:

Vessel	Vessel Class (TEU)	Length of Charter(1)	Charterer	Scheduled Delivery Date	Shipbuilder
Hull No. 1120	10000	5 years + two one-year options	Maersk	2016	New Jiangsu and Jiangsu Xinfu
Hull No. 1039	14000	10 years + one 2-year option	Yang Ming Marine	2017	CSBC
Hull No. 1122	10000	— (2)	— (2)	2017	New Jiangsu and Jiangsu Xinfu
Hull No. 1169	10000	— (2)	— (2)	2017	New Jiangsu and Jiangsu Xinfu
Hull No. 145	11000	17 years	MSC	2017	HHIC
Hull No. 146	11000	17 years	MSC	2017	HHIC
Hull No. 147	11000	17 years	MSC	2017	HHIC
Hull No. 148	11000	17 years	MSC	2017	HHIC
Hull No. 153	11000	17 years	MSC	2017	HHIC

(1)	Each charter is scheduled to begin upon delivery of the vessel to the charterer.
(2)	We expect to enter into a long-term charter for this vessel in the future.

The following table indicates the estimated number of owned, leased and managed vessels in our fleet based on scheduled delivery dates as of July 31, 2016:

	Scheduled for the Year Ended December 31,
	2016	2017
Owned and leased vessels, beginning of year	85	86
Deliveries	5	8
Contractual sale(1)	(4)	—

Total, end of period	86	94
GCI managed vessels, beginning of year	15	17
Deliveries	2	3

Total, end of period	17	20
Total Fleet	103	114
Total Capacity (TEU)	796,300	919,300

(1)	Relates to four 4800 TEU vessels that commenced five-year bareboat charters in 2011. Pursuant to the terms of those bareboat charters, the charterer has agreed to purchase the vessels for $5.0 million each in 2016 at the end of the five-year bareboat charter.

Market Opportunity

We believe that there is an opportunity for shipowners with access to capital to acquire vessels at attractive prices and employ them in a manner that will generate attractive returns on capital and is accretive to cash flow. Due to the financial constraints of shipowners and lower rates of growth in global trade, orders for newbuilding containerships, as a percentage of the global fleet, have declined since peaking in 2008. As at July 1, 2016, the orderbook represents approximately 17.5% of global fleet capacity and is heavily weighted towards larger post-panamax vessels greater than 8000 TEU. We believe demand for large fuel-efficient ships will remain strong as container liner companies seek to reduce costs and achieve operating efficiencies, creating opportunities for shipowners with the necessary operational and financial capabilities.

We intend to continue to expand our fleet primarily through entering into newbuilding contracts with shipyards and opportunistic secondhand and newbuilding vessel acquisitions. We believe there will also be select opportunities to acquire existing or newbuilding vessels from other shipowners, from shipbuilders if purchasers default on construction contracts, or from banks and other lessors that may acquire vessels upon borrower or lessee defaults. We believe we are well positioned to take advantage of current market opportunities. We believe that we will be able to fund the remaining payments for the containerships that we have contracted to purchase through the availability under our credit and lease facilities, including future credit and lease facilities, other financings, current cash balances and operating cash flow.

We may seek to undertake additional acquisitions of high-quality newbuilding or secondhand vessels through asset or business acquisitions, and we regularly consider potential opportunities. In evaluating these opportunities, we consider, among other things, the size of the vessels and the tenor of the related time charters relative to those in our existing fleet. We anticipate that we would fund the purchase price for any secondhand vessels we may acquire primarily through the assumption of debt, with the balance funded through borrowings under our existing credit facilities, cash, other financings or a combination thereof. There is no assurance that we will be able to acquire any of the containerships opportunities we are evaluating.

Our Competitive Strengths

We believe that we possess a number of competitive strengths that will allow us to capitalize on the opportunities in the containership industry, including the following:

•	Scale, Diversity and Quality of Our Fleet. We are the largest independent charter owner and manager of containerships and believe that the size of our fleet appeals to our customers and provides us cost savings through volume purchases and leverage in negotiating newbuilding contracts and accessing shipyard berths. Our operating fleet of 89 containerships has an average age of approximately six years, on a TEU-weighted basis, which is significantly below the industry average of approximately eight years. Our newbuilding containerships are also subject to our high standards for design, construction quality and maintenance. The vessels in our current operating fleet range in size from 2500 TEU to 14000 TEU, and our 14000 TEU containerships are among the largest containerships in operation. All of our newbuilding containerships under construction are 10000 TEU, 11000 TEU and 14000 TEU containerships.

•	Strong, Long-Term Relationships with High-Quality Customers, Including Leading Asian Container Liner Companies. We have developed strong relationships with our customers, which include leading container liner companies. We believe we are the largest charterer of containerships to China, and we anticipate that Asian demand for containerships will continue to rebound and grow in the long run. We attribute the strength of our customer relationships in part to our consistent operational quality, customer oriented service and historical average utilization of approximately 99% since our initial public offering, or IPO, in 2005.

•	Enhanced Stability of Cash Flows Through Long-Term, Fixed-Rate Time Charters. Our vessels are primarily subject to long-term, fixed-rate time charters, which have an average remaining term of approximately five years, on a TEU-weighted basis. As a result, the majority of our current revenue is protected from the volatility of spot rates and short-term charters. To further promote cash flow stability, we have primarily placed newbuilding orders and purchased secondhand vessels when we have concurrently entered into long-term time charters with our customers. As at July 31, 2016, we had an aggregate of approximately $5.9 billion of contracted future minimum revenue under existing fixed-rate time charters and interest income from sales-type capital leases and direct financing leases.

•	Proven Ability to Source Capital for Growth. Since our IPO in 2005, we have successfully raised capital to grow our fleet. Including our IPO, we have raised approximately $3.0 billion in public and private issuances of equity securities and $345 million in public issuances of debt securities. In addition, we have secured credit and lease facilities with aggregate outstanding borrowings and commitments of $4.3 billion as of June 30, 2016. We accessed capital during the most recent worldwide economic downturn, including raising common and preferred share equity and entering into sale-leaseback financings. As of June 30, 2016, we had total remaining capital expenditures of approximately $0.6 billion relating to nine newbuilding containerships. We expect to fund our remaining capital expenditures for these newbuilding vessels with our cash, availability under credit facilities associated with the newbuilding vessels and new debt or lease financing that we expect to arrange in advance of vessel deliveries. We intend to continue to access existing capital, and to seek new sources of capital, to cost-effectively maintain and grow our fleet over the long term.

•

Significant Delivered Fleet Growth. We have significantly grown our fleet since our IPO in August 2005. At that time, we had an operating fleet of 10 vessels with another 13 vessels on order, aggregating 116,950 TEU. We now have 89 vessels in operation and nine newbuilding containerships on order, aggregating 706,100 TEU excluding the four 4800 TEU vessels currently chartered to MSC and scheduled to be sold to MSC during 2016, an increase since our IPO of 504% in TEU capacity. The aggregate capacity of these nine newbuilding vessels that we have contracted to purchase, with scheduled delivery dates through October 2017, represents approximately 15.8% of the aggregate capacity of our vessels currently in operation. We believe that our longstanding relationships with key constituents in the containership industry, including container liner companies, shipbuilders and shipping banks, will enable us to continue sourcing newbuilding and secondhand vessel acquisition opportunities at terms attractive to us.

•	Experienced Management. Our chief executive officer, chief operating officer and chief financial officer have over 60 years of combined professional experience in the shipping and ship finance industry, and they have experience managing shipping companies through several economic cycles. The members of our management team have prior experience with many companies in the international ship management industry, such as China Merchants Group, Neptune Orient Lines, APL Limited, Safmarine Container Lines, Columbia Ship Management and Höegh LNG Partners LP, and provide expertise across commercial, technical, financial and other functional management areas of our business.

Our Business Strategies

We seek to continue to expand our business and increase our cash flow by employing the following business strategies:

•	Pursuing Long-Term, Fixed-Rate Charters. We intend to continue to primarily employ our vessels under long-term, fixed-rate charters, which contribute to the stability of our cash flows. In addition, container liner companies typically employ long-term charters for strategic expansion into major trade routes, while using spot charters for shorter term discretionary needs. To the extent container liner companies expand their services into major trade routes, we believe we are well positioned to participate in their growth.

•	Expanding and Diversifying Our Customer Relationships. Since our IPO, we have increased our customer base from two to 11 customers and have expanded our revenue from existing customers. We intend to continue to expand our existing customer relationships and to add new customers to the extent container liner companies increase their use of chartered-in vessels to add capacity in their existing trade routes and establish new trade routes. We believe we are well positioned to secure new chartering business from existing and potential new customers due to our experience in ship design and construction supervision and our reputation for high quality operations.

•	Actively Acquiring Newbuilding and Secondhand Vessels. We have increased, and intend to further increase, the size of our fleet through selective acquisitions of new and secondhand containerships that we believe will be accretive to our cash flow. We believe that entering into newbuilding contracts will continue our long-term fleet growth and provide modern vessels to our customers. In addition, we intend to continue to selectively consider any nearer-term growth opportunities to acquire high-quality secondhand vessels, primarily either with existing long-term charters or where we can enter into long-term charters concurrently with the acquisitions. We also intend to consider appropriate partnering opportunities that would allow us to seek to capitalize on opportunities in the newbuilding and secondhand markets with more modest investments. We may also consider business acquisitions, as appropriate.

•	Maintaining Efficient Capital Structure and Diversified Sources of Capital. We intend to pursue a financial strategy that aims to preserve our financial flexibility and achieve a low cost of capital so that we may take advantage of acquisition and expansion opportunities in the future while also meeting our existing obligations. We operate a capital-intensive business. We believe that our ability to access new and innovative sources of capital from a broad range of capital providers has provided a competitive advantage for us.

An investment in our Series H Preferred Shares involves risks. Our growth depends on our ability to make accretive vessel acquisitions, expand existing and develop new relationships with charterers and obtain new charters. Substantial competition may hinder achievement of our business strategy. Our growth also depends upon continued growth in demand for containerships. A reduction in demand for containerships, increased competition or an inability to make accretive vessel acquisitions may lead to reductions and volatility in charter hire rates and profitability. In addition, we may be unable to realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition, operating results and ability to pay dividends on or redeem our Series H Preferred Shares. Before investing in our Series H Preferred Shares, you should consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page S-14 of this prospectus supplement and on page 3 of the accompanying base prospectus.

Greater China Intermodal Investments LLC

In March 2011, we co-founded Greater China Intermodal Investments LLC, or GCI, which is our investment partnership established with an affiliate of global asset manager The Carlyle Group, or Carlyle, and others. GCI invests equity capital in containership assets, primarily newbuilding vessels strategic to the People’s Republic of China, Taiwan, Hong Kong and Macau, or Greater China. Our belief in co-founding GCI was that the combination of our expertise and relationships in the containership market and Carlyle’s financial resources, global business network and access to capital would enhance our ability to take advantage of growth opportunities in the containership market.

GCI intends to invest up to $900 million equity capital in containership assets, of which we committed up to $100 million. We currently have an ownership interest in GCI of approximately 10.7% and, as of June 30, 2016, our equity investment in GCI totaled approximately $48.1 million. GCI’s fleet of 20 containerships is comprised primarily of modern large and ultra-large vessels, including 15 on-the-water vessels and five newbuilding vessels with delivery dates scheduled through the end of 2017. All such vessels, other than two of the newbuildings and two of the on-the-water vessels, are subject to long-term charter contracts with liner companies that are existing customers of us. We have overseen the construction of nearly all of GCI’s vessels and manage all of their operating fleet. For additional information about GCI, please read “Certain Relationships and Related Party Transactions—Our Investment in Carlyle Containership-Focused Investment Vehicle.”

Recent Developments

Potential Acquisition of Greater China Intermodal Investments LLC

Our growth strategy includes expanding our fleet through the selective acquisition of newbuildings and on-the-water containerships. We have had extensive discussions with the owners of GCI about potentially acquiring the remaining approximately 89% equity interests of GCI that we do not currently own and potentially acquiring GCI’s newbuilding and on-the-water containerships and the associated charters.

During the second quarter of 2016, we acquired two newbuilding 11000 TEU vessels from GCI for a purchase price of $195.6 million, along with the associated 17-year bareboat charters with MSC that will commence upon the deliveries of the vessels in 2017. We also entered into lease arrangements with third parties for the 10000 TEU newbuilding vessel MOL Beyond and the 14000 TEU newbuilding vessel YM Window, vessels that were previously owned by GCI. GCI transferred the respective time charters with MOL for the MOL Beyond and with Yang Ming Marine for the YM Window to us for no consideration.

We continue to have discussions with the owners of GCI about such further potential acquisitions. Any such acquisition would be subject to the approval of our board of directors’ independent governance and conflicts committee, the approval of GCI’s board of managers and, if material to us, the receipt of a fairness opinion. We have not entered into any definitive agreement for an acquisition of GCI or the acquisition of further assets of GCI, and may not determine or agree to pursue any such transaction. If we were to acquire GCI, or a significant portion of GCI’s remaining assets, we expect that a substantial portion of the purchase price would consist of our assumption of GCI vessel-related debt and remaining newbuilding obligations.

GCI is owned 83% by Greater China Industrial Investments LLC, or GC Industrial, an affiliate of Carlyle, 10.7% by our subsidiary Seaspan Investment I Ltd., 3.6% by Tiger Management Limited, an entity controlled by one of our directors, Graham Porter, or the Tiger Member, and 2.7% by Blue Water Commerce, LLC, an affiliate of Dennis R. Washington, our largest shareholder, or the Washington Member. The Tiger Member also has an ownership interest in GC Industrial, and the Washington Member and Gerry Wang, our co-founder, co-chairman and chief executive officer, have interests in the Tiger Member. As a result, Messrs. Wang and Porter and the Washington Member would have indirect interests in certain incentive distributions that GC Industrial would receive from GCI, pursuant to GCI’s operating agreement, upon any sale of GCI or distribution of the proceeds of the sale of GCI’s assets. Our employment agreement with Mr. Wang provides that we would pay him certain transaction fees in connection with any acquisition by us of GCI or certain assets of GCI. An affiliate of Mr. Porter is party to a services agreement with us that would result in payments to the affiliate relating to certain debt and lease financings we may incur in connection with any acquisition by us of GCI or assets of GCI. For additional information about GCI and these arrangements, please read “Certain Relationships and Related Party Transactions.”

We can provide no assurance as to whether any transaction involving GCI may occur or, if a transaction is completed, the terms of such transaction. In addition, there can be no assurance that any such transaction, if completed, would be viewed in a positive manner by investors.

Hanjin Shipping Restructuring

Our customer Hanjin Shipping Co. Ltd., or Hanjin, announced on May 4, 2016 that it is pursuing a voluntary restructuring arrangement with its lenders, led by state-owned Korea Development Bank, or KDB. Hanjin charters three of our 10000 TEU vessels and four of GCI’s 10000 TEU vessels under 10-year charter contracts, with options to extend. The total contracted future revenue under our three charter contracts with Hanjin is approximately $365.8 million as of July 31, 2016, excluding extension options. As at June 30, 2016, we had a total of approximately $11.6 million of accounts receivable from Hanjin, all of which is past due. We have not taken any reserve or allowance in our June 30, 2016 financial statements when valuing the past due receivables. However, we continue to monitor the situation to assess whether a reserve or allowance should be recorded. As of the date of this prospectus supplement, we have a total of approximately $16.4 million of past due accounts receivable from Hanjin.

Hanjin has made a request to us and other owners of containership vessels that Hanjin charters for a reduction in existing charter rates for a period of three and one half years, in exchange for securities in a restructured Hanjin. We rejected this request, and neither Hanjin nor KDB can change the charter rates in the voluntary restructuring without our consent. However, Hanjin may fail to continue to promptly make charter payments or may seek to terminate the charter contracts. A failure by Hanjin to continue to promptly make payments under the charter contracts, termination of the charter contracts or an insolvency or similar event involving Hanjin could result in a default under our financing agreements relating to our Hanjin vessels and permit the lenders to exercise available remedies. Hanjin’s failure to continue to make charter payments would also permit us to arrest the applicable vessels, terminate the charters and seek to recharter the vessels, and exercise other remedies under the charters and otherwise, which, we believe would further materially harm Hanjin’s business and restructuring efforts. It is uncertain at this time how the Hanjin restructuring may affect us and Hanjin’s obligations under its existing contracts with us.

Corporate Information

We are a Marshall Islands corporation incorporated on May 3, 2005. We maintain our principal executive offices at Unit 2, 2nd Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number is (852) 2540-1686. We maintain a website at www.seaspancorp.com. The information on our website is not part of this prospectus, and you should rely only on the information contained in this prospectus and the documents we incorporate by reference herein when making a decision as to whether to invest in our Series H Preferred Shares.

THE OFFERING

Issuer	Seaspan Corporation

Securities Offered	9,000,000 of our 7.875% Series H Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share, plus up to an additional 1,350,000 shares if the underwriters exercise in full their option to purchase additional shares.

For a detailed description of the Series H Preferred Shares, please read “Description of Series H Preferred Shares.”

Price per Share	$25.00

Conversion; Exchange and Preemptive Rights	The Series H Preferred Shares will not have any conversion or exchange rights and will not be entitled to preemptive rights.

Dividends	Dividends on the Series H Preferred Shares will accrue and be cumulative from the date that the Series H Preferred Shares are originally issued and will be payable on each Dividend Payment Date (as defined below) when, as and if declared by our board of directors or any authorized committee thereof out of legally available funds for such purpose.

Dividend Payment Dates	January 30, April 30, July 30 and October 30, commencing October 30, 2016 (each, a “Dividend Payment Date”).

Dividend Rate	The dividend rate for the Series H Preferred Shares will be 7.875% per annum per $25.00 of liquidation preference per share (equal to $1.96875 per share per annum).

Ranking	The Series H Preferred Shares will represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. The Series H Preferred Shares will rank:

•	senior to all classes of our common shares (which currently consist of the Class A common shares) and to each other class or series of capital stock established after the original issue date of the Series H Preferred Shares that is not expressly made senior to, or on parity with, the Series H Preferred Shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary, or Junior Securities;

•	pari passu with our existing Series D, Series E, Series F and Series G preferred shares and any other class or series of capital stock established after the original issue date of the Series H Preferred Shares that is not expressly subordinated or senior to the Series H Preferred Shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary, or Parity Securities; and

•	junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us and each class or series of capital stock expressly made senior to the Series H Preferred Shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (such senior capital stock being referred to as Senior Securities).

No dividend may be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) unless (a) full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series H Preferred Shares and any Parity Securities (including the Series D, Series E, Series F and Series G preferred shares) through the most recent respective dividend payment dates and (b) we are in compliance with the Net Worth to Preferred Stock Ratio described in “Description of Series H Preferred Shares—Net Worth Covenant.” Accumulated dividends in arrears for any past dividend period may be declared by our board of directors and paid on any date fixed by our board of directors, whether or not a Dividend Payment Date, to holders of the Series H Preferred Shares on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Series H Shares and any Parity Securities (including the Series D, Series E, Series F and Series G preferred shares) have not been declared and paid, or sufficient funds for the payment thereof have not been set apart, payment of accumulated dividends in arrears will be made in order of their respective dividend payment dates, commencing with the earliest. If less than all dividends payable with respect to all Series H Preferred Shares and any Parity Securities (including the Series D, Series E, Series F and Series G preferred shares) are paid, any partial payment will be made pro rata with respect to the Series H Preferred Shares and any Parity Securities (including the Series D, Series E, Series F and Series G preferred shares) entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time. Holders of the Series H Preferred Shares will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends.

Optional Redemption	At any time on or after August 11, 2021, we may redeem, in whole or in part, the Series H Preferred Shares at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. Any such redemption would be effected only out of funds legally available for such purpose. We must provide not less than 15 days’ and not more than 60 days’ written notice of any such redemption.

Voting Rights	Holders of the Series H Preferred Shares generally have no voting rights. However, if and whenever dividends payable on the Series H

Preferred Shares are in arrears for six or more quarterly periods, whether or not consecutive, holders of the Series H Preferred Shares (voting together as a class with all other classes or series of Parity Securities upon which like voting rights have been conferred and are exercisable, including holders of our Series D, Series E and Series G preferred shares) will be entitled to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of Parity Securities upon which like voting rights have been conferred and with which the Series H Preferred Shares voted as a class for the election of such director). The right of such holders of Series H Preferred Shares to elect a member of our board of directors will continue until such time as all accumulated and unpaid dividends on the Series H Preferred Shares have been paid in full.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series H Preferred Shares, voting as a single class, we may not adopt any amendment to our articles of incorporation that adversely alters the preferences, powers or rights of the Series H Preferred Shares.

In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series H Preferred Shares, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable (including holders of our Series D, Series E, Series F and Series G preferred shares), we may not (a) issue any Parity Securities if the cumulative dividends payable on outstanding Series H Preferred Shares are in arrears or (b) create or issue any Senior Securities.

Net Worth Covenant	We will be subject to a covenant with respect to the Series H Preferred Shares requiring that we maintain a Net Worth to Preferred Stock Ratio of at least 1.00. We will not declare, pay or set apart for payment any cash dividend on any Junior Securities unless we are in compliance with such covenant.

For a description of this ratio and for related defined terms, please read “Description of Series H Preferred Shares—Net Worth Covenant.”

Fixed Liquidation Price	In the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, holders of the Series H Preferred Shares will have the right to receive the liquidation preference of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of payment, whether or not declared, before any payments are made to holders of our common stock or any other Junior Securities.

Sinking Fund	The Series H Preferred Shares are not subject to any sinking fund requirements.

Use of Proceeds	We intend to use the net proceeds of the sale of the Series H Preferred Shares, which are expected to total approximately $217.7 million (or approximately $250.4 million if the underwriters exercise in full their option to purchase additional shares), for general corporate purposes, which may include funding acquisitions (which may include equity interests in GCI or assets of GCI), funding capital expenditures on existing newbuild vessels and debt repayments. Please read “Use of Proceeds.”

Ratings	The securities will not be rated by any nationally recognized statistical rating organization.

Listing	We intend to file an application to list the Series H Preferred Shares on The New York Stock Exchange, or NYSE. If the application is approved, trading of the Series H Preferred Shares on NYSE is expected to begin within 30 days after the original issue date of the Series H Preferred Shares. The underwriters have advised us that they intend to make a market in the Series H Preferred Shares prior to commencement of any trading on NYSE. However, the underwriters will have no obligation to do so, and no assurance can be given that a market for the Series H Preferred Shares will develop prior to commencement of trading on NYSE or, if developed, will be maintained.

Tax Considerations
We believe that all or a portion of the distributions you would receive from us with respect to your Series H Preferred Shares would constitute dividends. If you are an individual citizen or resident of the United States or a U.S. estate or trust and meet certain holding period requirements, such dividends would be expected to be taxable as “qualified dividend income” that is taxable at preferential capital gains tax rates. Any portion of your distribution that is not treated as a dividend will be treated first as a non-taxable return of capital to the extent of your tax basis in your Series H Preferred Shares and, thereafter, as capital gain. In addition, there are other tax matters you should consider before investing in the Series H Preferred Shares, including our tax status as a non-U.S. issuer. Please read “Material United States Federal Income Tax Considerations,” “Non-United States Tax Considerations” and “Risk Factors—Tax Risks.”

Form	The Series H Preferred Shares will be issued and maintained only in book-entry form registered in the name of the nominee of The Depository Trust Company, or DTC, except under limited circumstances.

Settlement	Delivery of the Series H Preferred Shares offered hereby will be made against payment therefor on or about August 11, 2016.

Risk Factors	An investment in our Series H Preferred Shares involves risks. You should consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page S-14 of this prospectus supplement and on page 3 of the accompanying base prospectus to determine whether an investment in our Series H Preferred Shares is appropriate for you.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents, in each case for the periods and as at the dates indicated, our summary historical financial and operating data.

The summary historical consolidated financial data has been prepared on the following basis:

•	The historical consolidated financial data as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 is derived from our audited consolidated financial statements and the notes thereto, which are contained in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Securities and Exchange Commission, or the SEC, on March 10, 2016, and incorporated by reference into this prospectus.

•	The historical consolidated financial data as at December 31, 2013 is derived from our audited consolidated financial statements and the notes thereto, which are contained in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 10, 2015.

•	The historical consolidated financial data as at and for the six months ended June 30, 2016 and 2015 is derived from our unaudited interim consolidated financial statements and the notes thereto, which are contained in our Report on Form 6-K filed with the SEC on July 27, 2016 and July 31, 2015, and incorporated by reference into this prospectus.

The following table should be read together with, and is qualified in its entirety by reference to, our financial statements and the notes thereto incorporated by reference into this prospectus, as well as the notes to the table in the section of this prospectus entitled “Selected Historical Consolidated Financial and Operating Data.”

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
Statements of operations data (in thousands of dollars):
Revenue	$677,090	$717,170	$819,024	$387,699	$439,837
Operating expenses:
Ship operating	150,105	166,097	193,836	93,866	96,840
Cost of services, supervision fees	—	—	1,950	1,300	5,200
Depreciation and amortization	172,459	181,527	204,862	98,950	113,352
General and administrative	34,783	30,462	27,338	13,182	16,857
Operating leases	4,388	9,544	40,270	14,734	35,513

Operating earnings	315,355	329,540	350,768	165,667	172,075
Other expenses (income):
Interest expense and amortization of deferred financing fees	69,973	98,501	108,693	53,257	60,238
Interest income	(2,045)	(10,653)	(11,026)	(6,659)	(5,845)
Undrawn credit facility fee	2,725	3,109	3,100	1,707	1,153
Refinancing expenses and costs	4,038	70	5,770	2,304	772
Change in fair value of financial instruments(1)	(60,504)	105,694	54,576	19,855	75,765
Equity (income) loss on investment	670	(256)	(5,107)	(1,334)	(3,968)
Other (income) expenses	1,470	1,828	(4,629)	(6,152)	407

Net earnings	$299,028	$131,247	$199,391	$102,689	$43,553

Earnings per share:
Class A common share, basic	$3.36	$0.80	$1.46	$0.76	$0.17
Class A common share, diluted	2.93	0.79	1.46	0.76	0.17

	Year Ended December 31,			Six Months Ended June 30,
	2013	2014	2015	2015	2016
Statements of cash flows data (in thousands of dollars):
Cash from (used in):
Operating activities	$327,669	$342,959	$335,872	$156,363	$165,586
Financing activities	62,491	73,621	394,527	212,152	142,469
Investing activities	(295,158)	(691,205)	(716,634)	(306,073)	(176,918)
Selected balance sheet data (in thousands of dollars):
Cash and cash equivalents	$476,380	$201,755	$215,520	$264,197	$346,657
Current assets	600,113	516,926	540,163	487,182	521,092
Vessels(2)	4,992,271	5,095,723	5,278,348	5,276,135	5,274,296
Total assets(3)	5,906,037	5,857,344	6,073,819	6,030,743	6,080,094
Long-term debt(3)	3,208,381	3,349,901	3,357,841	3,313,153	3,290,802
Share capital(4)	882	1,209	1,223	1,233	1,259
Total shareholders’ equity	1,571,705	1,745,224	1,776,183	1,797,988	1,729,152

Other data:
Number of vessels in operation at period end	71	77	85	82	89
TEU capacity at period end	414,300	474,300	578,300	540,300	626,300
Fleet utilization rate(5)	98.0%	99.0%	98.5%	98.4%	97.7%

(1)	All of our interest rate swap agreements and swaption agreements are marked to market and the changes in the fair value of these instruments are recorded in earnings.
(2)	Vessel amounts include the net book value of vessels in operation and vessels under construction.
(3)	Prior to the adoption of Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs, or ASU 2015-03, all debt issuance costs were presented as other non-current assets in our consolidated balance sheets. With the adoption of ASU 2015-03 on January 1, 2016, we present debt issuance costs related to a recognized debt liability, which includes long-term debt and other long-term liabilities, as a direct deduction from the carrying amount of that debt liability in our consolidated balance sheets. As a result of adopting ASU 2015-03, total assets and related debt liabilities decreased by $41.7 million (December 31, 2013), $38.0 million (December 31, 2014), $35.3 million (December 31, 2015) and $42.6 million (June 30, 2015) from the amounts previously presented.
(4)	For a description of our capital stock, please see “Description of Capital Stock” of this prospectus supplement and note 10 to our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2015.
(5)	Fleet utilization is based on number of operating days divided by the number of ownership days during the period.

RISK FACTORS

Any investment in our Series H Preferred Shares involves a high degree of risk. You should consider carefully the information contained in this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference into this document before making an investment in our Series H Preferred Shares. If any of these risks were to occur, our business, financial condition or operating results could be harmed, which may reduce our ability to pay dividends on or redeem, and lower the trading price of, our Series H Preferred Shares. You may lose all or part of your investment. In addition, we are subject to the following risks and uncertainties:

Risks of Investing in our Series H Preferred Shares

We may not have sufficient cash from our operations to enable us to pay dividends on or to redeem our Series H Preferred Shares following the payment of expenses.

Although dividends on the Series H Preferred Shares will be cumulative, our board of directors must approve the actual payment of the dividends. We will pay quarterly dividends on our Series H Preferred Shares from funds legally available for such purpose when, as and if declared by our board of directors. Our board of directors can elect at any time or from time to time, and for an indefinite duration, not to pay any or all accumulated dividends. Our board of directors could do so for any reason. We may not have sufficient cash available each quarter to pay dividends. In addition, we may have insufficient cash available to redeem our Series H Preferred Shares. The amount of dividends we can pay or the amount we can use to redeem Series H Preferred Shares depends upon the amount of cash we generate from and use in our operations, which may fluctuate significantly based on, among other things:

•	the rates we obtain from our charters or recharters and the ability of our customers to perform their obligations under their time charters;

•	the level of our operating costs;

•	the number of off-charter or unscheduled off-hire days for our fleet and the timing of, and number of days required for, dry-docking of our containerships;

•	delays in the delivery of new vessels and the beginning of payments under charters relating to those ships;

•	prevailing global and regional economic and political conditions;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	our ability to service and refinance our current and future indebtedness;

•	our ability to raise additional debt and equity to satisfy our capital needs;

•	dividend and redemption payments applicable to other senior or parity equity securities; and

•	our ability to draw on our existing credit facilities and the ability of our lenders and lessors to perform their obligations under their agreements with us.

The amount of cash we will have available for dividends on or to redeem our Series H Preferred Shares will not depend solely on our profitability.

The actual amount of cash we will have available for dividends or to redeem our Series H Preferred Shares also depends on many factors, including, among others:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	restrictions under our existing or future credit, capital lease and operating lease facilities or any future debt securities, including existing restrictions under our credit, capital lease and operating lease facilities on our ability to declare or pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default;

•	the amount of any reserves established by our board of directors; and

•	restrictions under Marshall Islands law, which generally prohibits the payment of dividends other than from surplus (i.e., retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which is affected by non-cash items, and our board of directors in its discretion may elect not to declare any dividends. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

The Series H Preferred Shares represent perpetual equity interests.

The Series H Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series H Preferred Shares may be required to bear the financial risks of an investment in the Series H Preferred Shares for an indefinite period of time. In addition, the Series H Preferred Shares will rank junior to all our indebtedness and other liabilities, and to any senior equity securities we may issue in the future with respect to assets available to satisfy claims against us.

The Series H Preferred Shares are a new issuance and do not have an established trading market, which may negatively affect their market value and your ability to transfer or sell your shares. In addition, the lack of a fixed redemption date for the Series H Preferred Shares will increase your reliance on the secondary market for liquidity purposes.

The Series H Preferred Shares are a new issuance of securities with no established trading market. In addition, since the securities have no stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market absent redemption by us. We intend to apply to list the Series H Preferred Shares on NYSE, but there can be no assurance that NYSE will accept the Series H Preferred Shares for listing. Even if the Series H Preferred Shares are approved for listing by NYSE, an active trading market on NYSE for the shares may not develop or, even if it develops, may not last, in which case the trading price of the shares of Series H Preferred Shares could be adversely affected and your ability to transfer your shares will be limited. If an active trading market does develop on NYSE, our Series H Preferred Shares may trade at prices lower than the offering price. The trading price of our Series H Preferred Shares will depend on many factors, including:

•	prevailing interest rates;

•	the market for similar securities;

•	general economic and financial market conditions;

•	our issuance of debt or preferred equity securities; and

•	our financial condition, results of operations and prospects.

The Series H Preferred Shares have not been rated, and ratings of any other of our securities may affect the trading price of the Series H Preferred Shares.

We have not sought to obtain a rating for the Series H Preferred Shares, and the shares may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the

Series H Preferred Shares or that we may elect to obtain a rating of our Series H Preferred Shares in the future. In addition, we may elect to issue other securities for which we may seek to obtain a rating. If any ratings are assigned to the Series H Preferred Shares in the future or if we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn (or if ratings for such other securities would imply a lower relative value for the Series H Preferred Shares), could adversely affect the market for, or the market value of, the Series H Preferred Shares. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including the Series H Preferred Shares. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of the Series H Preferred Shares may not reflect all risks related to us and our business, or the structure or market value of the Series H Preferred Shares.

Our Series H Preferred Shares will be subordinate to our debt and lease obligations, and your interests could be diluted by the issuance of additional shares of preferred stock, including additional Series H Preferred Shares, and by other transactions.

Our Series H Preferred Shares will be subordinate to all of our existing and future long-term debt and capital lease obligations, and our obligations under our operating leases. As of June 30, 2016, we had outstanding long-term debt and capital lease obligations of approximately $3.7 billion. Our existing financing arrangements restrict, and our future financing arrangements may restrict our ability to pay dividends to preferred shareholders. Our articles of incorporation currently authorize the issuance of up to 150 million shares of preferred stock in one or more classes or series. The issuance of additional preferred stock on a parity with or senior to our Series H Preferred Shares would dilute the interests of the holders of our Series H Preferred Shares, and any issuance of preferred stock senior to or on a parity with our Series H Preferred Shares or of additional long-term debt could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series H Preferred Shares. No provisions relating to our Series H Preferred Shares protect the holders of our Series H Preferred Shares in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series H Preferred Shares.

The Series H Preferred Shares will be junior to any Senior Securities and pari passu with our Series D, Series E, Series F and Series G preferred shares.

Our Series H Preferred Shares will rank junior to any Senior Securities and pari passu with our existing Series D, Series E, Series F and Series G preferred shares and any other class or series of capital stock established after the original issue date of the Series H Preferred Shares that is not expressly subordinated or senior to the Series H Preferred Shares as to the payment of dividends and amounts payable upon liquidation or reorganization. If less than all dividends payable with respect to the Series H Preferred Shares and any parity securities are paid, any partial payment shall be made pro rata with respect to shares of Series H Preferred Shares and any parity securities entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time.

Market interest rates may adversely affect the value of our Series H Preferred Shares.

One of the factors that will influence the price of our Series H Preferred Shares is the dividend yield on the Series H Preferred Shares (as a percentage of the price of our Series H Preferred Shares) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our Series H Preferred Shares to expect a higher dividend yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Accordingly, higher market interest rates could cause the market price of our Series H Preferred Shares to decrease.

The Series H Preferred Shares are redeemable at our option.

We may, at our option, redeem some or all of the Series H Preferred Shares on and after August 11, 2021, to the extent we have funds legally available for such purpose. If we redeem your Series H Preferred Shares, you will be entitled to receive a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. It is likely that we would choose to exercise our optional redemption right only when prevailing interest rates have declined, which would adversely affect your ability to reinvest your proceeds from the redemption in a comparable investment with an equal or greater yield to the yield on the Series H Preferred Shares had the shares not been redeemed.

The amount of your liquidation preference is fixed and you will have no right to receive any greater payment.

The payment due upon liquidation is fixed at the liquidation preference of $25.00 per Series H Preferred Share, plus an amount equal to all accumulated and unpaid dividends thereon to the date of liquidation, whether or not declared. If, in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, you will have no right to receive or to participate in these amounts. In addition, if the market price of your Series H Preferred Shares is greater than the liquidation preference, you will have no right to receive the market price from us upon our liquidation.

As a holder of Series H Preferred Shares you will have extremely limited voting rights.

Your voting rights as a holder of Series H Preferred Shares will be extremely limited and will be the same as those voting rights conferred upon a holder of Series D, Series E or Series G preferred shares. Our common stock and our Series F preferred shares are the only class and series of our capital stock carrying full voting rights. Holders of the Series H Preferred Shares generally will have no voting rights. However, in the event that six quarterly dividends, whether consecutive or not, payable on Series H Preferred Shares or other parity securities (including the Series D, Series E and Series G preferred shares) are in arrears, the holders of Series H Preferred Shares will have the right, voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable (including holders of our Series D, Series E and Series G preferred shares), to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors has already been increased by reason of the election of a director by holders of parity securities upon which like voting rights have been conferred and with which the Series H Preferred Shares voted as a class for the election of such director). The right of such holders of Series H Preferred Shares to elect a member of our board of directors will continue until such time as all accumulated and unpaid dividends on the Series H Preferred Shares have been paid in full. Certain other limited protective voting rights are described in this prospectus under “Description of Series H Preferred Shares—Voting Rights.”

Our ability to pay dividends on and to redeem our Series H Preferred Shares is limited by the requirements of Marshall Islands law.

Marshall Islands law provides that we may pay dividends on and redeem our Series H Preferred Shares only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of the shares. In addition, under Marshall Islands law we may not pay dividends on or redeem Series H Preferred Shares if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.

Risks Inherent in Our Business

Our ability to obtain additional financing for future acquisitions of vessels may depend upon the performance of our then existing charters and the creditworthiness of our customers.

The actual or perceived credit quality of our customers, and any defaults by them, may materially affect our ability to obtain funds we may require to purchase vessels in the future or for general corporate purposes, or may significantly increase our costs of obtaining such funds. Our inability to obtain additional financing at attractive rates, if at all, could harm our business, results of operations and financial condition.

We will be required to make substantial capital expenditures to complete the acquisition of our newbuilding containerships and any additional vessels we acquire in the future, which may result in increased financial leverage or dilution of our equity holders’ interests.

We have contracted to purchase an additional nine newbuilding containerships with scheduled delivery dates through October 2017. The total purchase price of the nine containerships remaining to be paid is estimated to be approximately $0.6 billion. Our obligation to purchase the nine containerships is not conditional upon our ability to obtain financing for such purchases. We intend to significantly expand the size of our fleet beyond our existing contracted vessel program. The acquisition of additional newbuilding or existing containerships or businesses will require significant additional capital expenditures.

To fund existing and future capital expenditures, we intend to use cash from operations, incur borrowings, raise capital through the sale of additional securities, enter into other sale-leaseback or financing arrangements, or use a combination of these methods. Use of cash from operations may reduce cash available to pay dividends to our shareholders, including holders of our Series H Preferred Shares. Incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution, which, subject to the relative priority of our equity securities, could negatively affect our ability to pay dividends. Our ability to obtain or access bank financing or to access the capital markets for future debt or equity financings may be limited by our financial condition at the time of any such financing or offering and covenants in our credit facilities, as well as by adverse market conditions. To the extent that we enter into newbuilding or other vessel acquisition contracts prior to entering into charters for such vessels, our ability to obtain new financing for such vessels may be limited and we may be required to fund all or a portion of the cost of such acquisitions with our existing capital resources. Our failure to obtain funds for our capital expenditures at attractive rates, if at all, could harm our business, results of operations and financial condition.

Over the long term, we will be required to make substantial capital expenditures to preserve the operating capacity of our fleet.

We must make substantial capital expenditures over the long-term to preserve the operating capacity of our fleet. If we do not retain funds in our business in amounts necessary to preserve the operating capacity of our fleet, over the long-term our fleet and related charter revenues may diminish and we will not be able to continue to refinance our indebtedness. At some time in the future, as our fleet ages, we will likely need to retain additional funds, on an annual basis, to provide reasonable assurance of maintaining the operating capacity of our fleet over the long-term. There are several factors that will not be determinable for a number of years, but which our board of directors will consider in future decisions about the amount of funds to be retained in our business to preserve our capital base. To the extent we use or retain available funds to make capital expenditures to preserve the operating capacity of our fleet, there will be less funds available to pay dividends on our equity securities shares.

Restrictive covenants in our financing arrangements and in our preferred shares impose financial and other restrictions on us, which may limit, among other things, our ability to borrow funds under such facilities and our ability to pay dividends on or redeem our Series H Preferred Shares.

To borrow funds under our existing debt facilities and capital lease arrangements, we must, among other things, meet specified financial covenants. For example, we are prohibited under certain of our existing credit facilities from incurring total borrowings in an amount greater than 65% of our total assets as defined in the agreement and we must also ensure that certain interest coverage, and interest and principal coverage ratios are met. Total borrowings and total assets are terms defined in our credit facilities and differ from those used in preparing our consolidated financial statements, which are prepared in accordance with U.S. GAAP. To the extent we are not able to satisfy the requirements in our credit and lease facilities, we may not be able to borrow additional funds under the facilities, and if we are not in compliance with specified financial ratios or other requirements, we may be in breach of the facilities, which could require us to repay outstanding amounts. We may also be required to prepay amounts borrowed under our credit and lease facilities if we experience a change of control. These events may result in financial penalties to us under our operating leases.

Our credit and capital lease facilities, as well as our operating leases, impose operating and financial restrictions on us and require us to comply with certain financial covenants. These restrictions and covenants limit our ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing under one of our credit and lease facilities or if the payment of the dividend would result in an event of default;

•	incur additional indebtedness under the credit facilities or otherwise, including through the issuance of guarantees;

•	create liens on our assets;

•	sell our vessels without replacing such vessels or prepaying a portion of our loan; or

•	merge or consolidate with, or transfer all or substantially all our assets to, another person.

Accordingly, we may need to seek consent from our lenders or lessors in order to engage in some corporate actions. The interests of our lenders or lessors may be different from ours, and we may be unable to obtain our lenders’ or lessors’ consent when and if needed. In addition, we are subject to covenants for our preferred shares and public debt securities. Please read “Description of Capital Stock.” If we do not comply with the restrictions and covenants in our credit or lease facilities, public debt securities or in our preferred shares, our business, results of operations and financial condition and ability to pay dividends on or redeem our Series H Preferred Shares will be harmed.

We may not be able to timely repay or be able to refinance indebtedness incurred under our credit and lease facilities.

We intend to finance a substantial portion of our fleet expansion with secured indebtedness drawn under our existing and future credit and lease facilities. We have significant repayment obligations under our credit and lease facilities, both prior to and at maturity. If we are not able to refinance outstanding indebtedness at an interest rate or on terms acceptable to us, or at all, we will have to dedicate a significant portion of our cash flow from operations to repay such indebtedness, which could reduce our ability to satisfy payment obligations related to our securities and our credit and lease facilities or may require us to delay certain business activities or capital expenditures. If we are not able to satisfy these obligations (whether or not refinanced) under our credit or lease facilities with cash flow from operations, we may have to seek to restructure our indebtedness, undertake alternative financing plans (such as additional debt or equity capital) or sell assets, which may not be available on terms attractive to us or at all. If we are unable to meet our debt obligations, or if we otherwise default under our credit or lease facilities, our lenders could declare all outstanding indebtedness to be immediately due and payable and foreclose on the vessels securing such indebtedness. The market value of our vessels, which fluctuates with market conditions, will also affect our ability to obtain financing or refinancing as our vessels serve as collateral for loans. Lower vessel values at the time of any financing or refinancing may reduce the amounts of funds we may borrow.

Our substantial debt levels and vessel lease obligations may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of June 30, 2016, we had approximately $3.3 billion outstanding under our credit facilities and senior unsecured notes and capital lease obligations of approximately $411.7 million. The amounts outstanding under our credit facilities and our lease obligations will further increase following the completion of our acquisition of the nine newbuilding containerships that we have contracted to purchase. For the nine newbuilding containerships that we have contracted to purchase, we have entered into credit or lease facilities for six of the vessels and plan to enter into additional credit facilities or lease obligations to finance the remaining three vessels. Our level of debt and vessel lease obligations could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt or make our lease payments, reducing the funds that would otherwise be available for operations and future business opportunities;

•	our debt level could make us more vulnerable to competitive pressures or a downturn in our business or the economy generally than our competitors with less debt; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt and vessel lease obligations will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our results of operations are not sufficient to service our current or future indebtedness and vessel lease obligations, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Future disruptions in global financial markets and economic conditions or changes in lending practices may harm our ability to obtain financing on acceptable terms, which could hinder or prevent us from meeting our capital needs.

Global financial markets and economic conditions were disrupted and volatile following the events of 2007 and 2008. During this time, the debt and equity capital markets became exceedingly distressed, and it was difficult generally to obtain financing and the cost of any available financing increased significantly. While markets have stabilized since this time, if global financial markets and economic conditions significantly deteriorate in the future, we may be unable to obtain adequate funding under our credit facilities because our lenders may be unwilling or unable to meet their funding obligations or we may not be able to obtain funds at the interest rate agreed in our credit facilities due to market disruption events or increased costs. Such deterioration may also cause lenders to be unwilling to provide us with new financing to the extent needed to fund our ongoing operations and growth. In addition, in recent years, the number of lenders for shipping companies has decreased and ship-funding lenders have generally lowered their loan-to-value ratios and shortened loan terms and accelerated repayment schedules. These factors may hinder our ability to access financing.

If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to implement our growth strategy, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could harm our business, results of operations and financial condition.

The business and activity levels of many of our customers, shipbuilders and third parties with which we do business and their respective abilities to fulfill their obligations under agreements with us, including payments for the chartering of our vessels, may be hindered by any deterioration in the credit markets or other negative developments.

Our current vessels are, and we anticipate that those that we acquire in the future will be, primarily chartered to customers under long-term time charters. Payments to us under those charters currently, and are expected to continue to, account for nearly all of our revenue. Many of our customers finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity. During the financial and economic crises, there occurred a significant decline in the credit markets and the availability of credit and other forms of financing. Additionally, the equity value of many of our customers substantially declined during that period. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the limited or lack of availability of debt or equity financing potentially reduced the ability of our customers to make charter payments to us. Any recurrence of the significant financial and economic disruption of 2007 and 2008, or any other negative developments affecting our customers generally or specifically, could result in similar effects on our customers or other third parties with which we do business, which in turn could harm our business, results of operations and financial condition.

Similarly, the shipbuilders with whom we have contracted to construct newbuilding vessels may be affected by future instability of the financial markets and other market conditions or developments, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under our shipbuilding contracts (which are banks, financial institutions and other credit agencies that guarantee, under certain circumstances, the repayment of installment payments we make to the shipbuilders), may also be negatively affected by adverse financial market conditions in the same manner as our lenders and, as a result, be unable or unwilling to meet their obligations to us due to their own financial condition. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will harm our fleet expansion and may harm our business, results of operations and financial condition.

Charter party-related defaults under certain of our secured credit or capital lease facilities or our operating leases could permit the financiers to accelerate outstanding obligations under and terminate the facilities, or terminate the operating leases and subject us to termination penalties.

Many of our vessel financing credit facilities and capital lease arrangements, as well as our operating leases, are secured by, among other things, the charter parties for the applicable vessels and contain default provisions relating to such charter parties. The prolonged failure of the charterer to fully pay under the charter party or the termination or repudiation of the charter party without our entering into a replacement charter contract within a specified period of time constitute an event of default under certain of our financing agreements. If such a default were to occur, our outstanding obligations under the applicable financing agreements may become immediately due and payable, and the lenders’ commitments under the financing agreements to provide additional financing, if any, may terminate. This could also lead to cross-defaults under other financing agreements and result in obligations becoming due and commitments being terminated under such agreements. A default under any financing agreement could also result in foreclosure on certain applicable vessels and other assets securing related loans or financings.

Our customer Hanjin announced on May 4, 2016 that it is pursuing a voluntary restructuring arrangement with its lenders, led by state-owned Korea Development Bank, or KDB. Hanjin charters three of our 10000 TEU vessels and four of GCI’s 10000 TEU vessels under 10-year charter contracts, with options to extend. The total contracted future revenue under our three charter contracts with Hanjin is approximately $365.8 million as of July 31, 2016, excluding extension options. Hanjin has made a request to us and other owners of containership vessels that Hanjin charters for a reduction in existing charter rates for a period of three and one half years in exchange for securities in a restructured Hanjin. We rejected this request. However, Hanjin may fail to continue to promptly make charter payments or may seek to terminate the charter contracts. A failure by Hanjin to continue to promptly make payments under the charter contracts, termination of the charter contracts or an insolvency or similar event involving Hanjin could result in a default under our financing agreements relating to our Hanjin vessels and permit the lenders to exercise available remedies as described above in this risk factor. The exercise of any such rights by our lenders would harm our business, results of operations and financial condition. It is uncertain at this time how the Hanjin restructuring may affect us and Hanjin’s obligations under its existing contracts with us. As at June 30, 2016, we had a total of approximately $11.6 million of accounts receivable from Hanjin, all of which is past due. We have not taken any reserve or allowance in our June 30, 2016 financial statements when valuing the past due receivables. However, we continue to monitor the situation to assess whether a reserve or allowance should be recorded. As of the date of this prospectus supplement, we have a total of approximately $16.4 million of past due accounts receivable from Hanjin.

We will be paying all costs for the newbuilding vessels that we have contracted to purchase, and have incurred borrowings to fund, in part, installment payments under the relevant shipbuilding contracts. If any of these vessels are not delivered as contemplated, we may be required to repay all or a portion of the amounts we borrowed.

The construction period currently required for a newbuilding containership similar to those we have ordered is approximately 18 months. For each of the newbuilding vessels that we have agreed to purchase, we are required to make certain payment installments prior to a final installment payment, which final installment payment generally is approximately 50% to 80% of the total vessel purchase price. We have entered into long-term credit facilities to partially fund the construction of our newbuilding vessels and plan to enter into additional credit facilities or lease obligations to fund the remaining vessels that we have contracted to purchase. We are required to make these payments to the shipbuilder and to pay the debt service cost under the credit facilities in advance of receiving any revenue under the time charters for the vessels, which commence following delivery of the vessels.

If a shipbuilder is unable to deliver a vessel or if we or one of our customers rejects a vessel, we may be required to repay a portion of the outstanding balance of the relevant credit facility. Such an outcome could harm our business, results of operations and financial condition.

We derive our revenue from a limited number of customers, and the loss of any of such customers would harm our revenue and cash flow.

The following table shows, as at June 30, 2016, the number of vessels in our operating fleet that were chartered to our customers and the percentage of our total revenue attributable to such customers for the six months ended June 30, 2016:

Customer	Number of Vessels in our Operating Fleet Chartered to Such Customer	Percentage of Total Revenue for the Six Months Ended June 30, 2016
COSCON(1)	18	33.4%
CSCL Asia(1)	17	14.5%
MOL	10	12.7%
Yang Ming	8	12.4%
Hapag-Lloyd(2)	16	9.1%
Other	20	17.9%

Total	89	100.0%

(1)	While we continue to charter our vessels to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping businesses on March 1, 2016.
(2)	Includes vessels chartered to Hapag-Lloyd and HL USA.

The majority of our vessels are chartered under long-term time charters, and customer payments are our primary source of operating cash flow. The loss of any of these charters or any material decrease in payments thereunder could materially harm our business, results of operations and financial condition.

Under some circumstances, we could lose a time charter or payments under the charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us, defaults on a payment or otherwise;

•	at the time of delivery, the vessel subject to the time charter differs in its specifications from those agreed upon under the shipbuilding contract; or

•	the customer exercises certain limited rights to terminate the charter, including (a) if the ship fails to meet certain guaranteed speed and fuel consumption requirements and we are unable to rectify the situation or otherwise reach a mutually acceptable settlement and (b) under some charters, if we undertake a change of control to which the customer does not consent or if the vessel is unavailable for operation for certain reasons for a specified period of time, or if delivery of a newbuilding is delayed for a prolonged period.

Any recurrence of significant financial and economic disruptions could result in our customers being unable to make charter payments to us in the future or seeking to amend the terms of our charters. Any such event could harm our business, results of operations and financial condition.

Our growth depends upon continued growth in demand for containerships.

Our growth will generally depend on continued growth and renewal in world and regional demand for containership chartering. The ocean-going shipping container industry is both cyclical and volatile in terms of charter hire rates and profitability. Short-term containership charter rates have fluctuated significantly during the last few years, and are expected to continue to fluctuate in the future. Fluctuations in containership charter rates result from changes in the supply and demand for vessel capacity which are driven by global fleet capacity and utilization and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for containership capacity include, among others:

•	supply and demand for products suitable for shipping in containers;

•	changes in global production of products transported by containerships;

•	seaborne and other transportation patterns, including the distances over which container cargoes are transported and changes in such patterns and distances;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Factors that influence the supply of containership capacity include, among others:

•	the number of newbuilding orders and deliveries;

•	the extent of newbuilding vessel deferrals;

•	the scrapping rate of containerships;

•	newbuilding prices and containership owner access to capital to finance the construction of newbuildings;

•	charter rates and the price of steel and other raw materials;

•	changes in environmental and other regulations that may limit the useful life of containerships;

•	the number of containerships that are slow-steaming or extra slow-steaming to conserve fuel;

•	the number of containerships that are idle;

•	port congestion and canal closures; and

•	demand for fleet renewal.

Our ability to recharter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the then current state of the containership market. If charter rates are low when our existing time charters expire or when we otherwise are seeking to charter our vessels, we may be required to recharter our vessels at reduced rates or even possibly a rate whereby we incur a loss, which would harm our results of operations. Alternatively, we may determine to leave such vessels off-charter. The same issues will exist if we acquire additional vessels and seek to charter them under long-term time charter arrangements as part of our growth strategy.

An over-supply of containership capacity may lead to reductions in charter hire rates and profitability.

As of July 1, 2016, newbuilding containerships with an aggregate capacity of 3.5 million TEUs, representing approximately 17.5% of the total worldwide containership fleet capacity as of that date, were under construction. The size of the orderbook will result in the increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with stability or any decline in the demand for containerships, may result in a reduction of charter hire rates, which is currently the case. If such a reduction occurs or exists when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs or exists upon the expiration or termination of our containerships’ current time charters, we may only be able to re-charter our containerships at unprofitable rates, if at all. As of July 31, 2016, we had three vessels off-charter following charter expiration; we have an additional 12 and 13 vessels subject to existing charters that are scheduled to expire during the remainder of 2016 and 2017, respectively.

We may be unable to make or realize expected benefits from acquisitions or investments, and implementing our growth strategy through acquisitions of existing businesses or vessels or investments in other containership businesses may harm our business, results of operations, financial condition and ability to pay dividends on or redeem our Series H Preferred Shares.

Our growth strategy includes selectively acquiring new containerships, existing containerships, containership-related assets and containership businesses as market conditions allow. We may also invest in other containership businesses. Factors that may limit the number of acquisition or investment opportunities in the containership industry include the ability to access capital to fund such transactions, the overall economic environment and the status of global trade and the ability to secure long-term, fixed-rate charters.

Any acquisition of, or investment in, a vessel or business may not be profitable to us at or after the time we acquire or make such acquisition or investment and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and results of operations, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions or investments;

•	increase our leverage or dilute existing shareholders to the extent we fund any acquisitions through the assumption or incurrence of indebtedness or the issuance of equity securities;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired;

•	have difficulties achieving internal controls effectiveness and integrating an acquired business into our internal controls framework;

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges; or

•	not be able to service our debt obligations and other payment obligations related to our securities, including dividends or redemption payments on our Series H Preferred Shares.

A significant number of our vessels are chartered to Chinese customers and some of our shipbuilders are based in China. The legal system in China is not fully developed and has inherent uncertainties that could limit the legal protections available to us, and the geopolitical risks associated with chartering vessels to Chinese customers and constructing vessels in China could harm our business, results of operations and financial condition.

As of July 31, 2016, a total of 17 of the 94 vessels in our current and contracted fleet were chartered to CSCL Asia, and 18 vessels are chartered to COSCON. On March 1, 2016, the parent entities of CSCL Asia and COSCON entered into a series of agreements to merge their businesses, including their containership business. Integration of the containership business is expected to take several months. Our vessels that are chartered to Chinese customers and our newbuilding vessels that are being constructed in China are subject to various risks as a result of uncertainties in Chinese law, including (a) the risk of loss of revenues, property or equipment as a result of expropriation, nationalization, changes in laws, exchange controls, war, insurrection, civil unrest, strikes or other political risks and (b) being subject to foreign laws and legal systems and the exclusive jurisdiction of Chinese courts and tribunals.

The Chinese legal system is based on written statutes and their legal interpretation by the standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties.

If we are required to commence legal proceedings against a lender, a customer or a charter guarantor based in China with respect to the provisions of a credit facility, a time charter or a time charter guarantee, we may have difficulties in enforcing any judgment obtained in such proceedings in China. Similarly, our shipbuilders based in China provide warranties against certain defects for the vessels that they will construct for us and we have refund guarantees from a Chinese financial institution for installment payments that we will make to the shipbuilders. Although the shipbuilding contracts and refund guarantees are governed by English law, if we are required to commence legal proceedings against these shipbuilders or against the refund guarantor, we may have difficulties enforcing in China any judgment obtained in such proceeding.

A decrease in the level of China’s export of goods or an increase in trade protectionism will harm our customers’ business and, in turn, harm our business, results of operations and financial condition.

Most of our customers’ containership business revenue is derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets, including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could negatively affect the growth rate of China’s exports and our customers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may reduce the supply of goods available for export and may, in turn, result in a decrease in shipping demand.

Our international operations expose us to the risk that increased trade protectionism will harm our business. If global economic challenges exist, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. Specifically, increasing trade protectionism in the markets that our customers serve has caused and may continue to cause an increase in (a) the cost of goods exported from China, (b) the length of time required to deliver goods from China and (c) the risks associated with exporting goods from China. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.

Any increased trade barriers or restrictions on trade, especially trade with China and Asia, would harm our customers’ business, results of operations and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could harm our business, results of operations and financial condition.

Adverse economic conditions globally, and especially in the Asia Pacific region, the European Union or the United States, could harm our business, results of operations and financial condition.

The global economy experienced disruption and volatility following adverse changes in global capital markets commencing in 2007 and 2008. The deterioration in the global economy caused, and any renewed deterioration may cause, a decrease in worldwide demand for certain goods and shipping. Economic instability could harm our business, results of operations and financial condition.

In particular, because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP which has increased the demand for shipping. However, China’s high rate of real GDP growth is forecasted to continue to slow during the remainder of 2016. Additionally, the European Union and certain of its member states are facing significant economic and political challenges. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn in the Asia Pacific region, including China, or in the European Union or the United States.

Our growth and our ability to recharter our vessels depends on our ability to expand relationships with existing customers and develop relationships with new customers, for which we will face substantial competition.

We intend to acquire additional containerships as market conditions allow in conjunction with entering primarily into additional long-term, fixed-rate time charters for such ships, and to recharter our existing vessels following the expiration of their current long-term time charters to the extent we retain those vessels in our fleet. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Containership charters are awarded based upon a variety of factors relating to the vessel operator, including, among others:

•	shipping industry relationships and reputation for customer service and safety;

•	container shipping experience and quality of ship operations, including cost effectiveness;

•	quality and experience of seafaring crew;

•	the ability to finance containerships at competitive rates and the shipowner’s financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

Competition for providing new containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent charter owners and indirect competition from state-sponsored and other major entities with their own fleets. Some of our competitors have significantly greater financial resources than we do and can operate larger fleets and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the containership sector, including many with strong reputations and extensive resources and experience in the marine transportation industry. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to develop relationships with new customers on a profitable basis, if at all, which would harm our business, results of operations and financial condition. These risks will be heightened to the extent that we enter into newbuilding or other vessel acquisition contracts prior to entering into charters for such vessels.

If a more active short-term or spot containership market develops, we may have more difficulty entering into long-term, fixed-rate time charters and our existing customers may begin to pressure us to reduce our charter rates.

One of our principal strategies is to enter into long-term, fixed-rate time charters. As more vessels become available for the spot or short-term market, we may have difficulty entering into additional long-term, fixed-rate time charters for our vessels due to the increased supply of vessels and possibly lower rates in the spot market. As a result, our cash flow may be subject to instability in the long term. A more active short-term or spot market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for containerships is depressed or insufficient funds are available to cover our financing costs for related vessels. In addition, the development of an active short-term or spot containership market could affect rates under our existing time charters as our current customers may begin to pressure us to reduce our rates.

Our ability to grow may be reduced by the introduction of new accounting rules for leasing.

The U.S. accounting standard-setting organization has issued its new standard on leases which has the effect of bringing most off-balance sheet leases onto a lessee’s balance sheet as a right-of-use asset and a lease liability for all leases, including operating leases, with a term greater than 12 months. This change could affect our customers and potential customers and may cause them to breach certain financial covenants. This may make them less likely to enter into time charters for our containerships, which could reduce our growth opportunities.

Under the time charters for some of our vessels, if a vessel is off-hire for an extended period, the customer has a right to terminate the charter agreement for that vessel.

Under most of our time charter agreements, if a vessel is not available for service, or off-hire, for an extended period, the customer has a right to terminate the charter agreement for that vessel. If a time charter is terminated early, we may be unable to re-deploy the related vessel on terms as favorable to us, if at all. In the worst case, we may not receive any revenue from that vessel, but be required to continue to pay financing costs for the vessel and expenses necessary to maintain the vessel in proper operating condition.

Risks inherent in the operation of ocean-going vessels could harm our business and reputation.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	environmental accidents;

•	grounding, fire, explosions and collisions;

•	cargo and property losses or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

•	piracy.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenue from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. The involvement of our vessels in an environmental disaster could harm our reputation as a safe and reliable vessel owner and operator. Any of these circumstances or events could harm our business, results of operations and financial condition.

Acts of piracy on ocean-going vessels have increased in frequency, which could harm our business.

Piracy is an inherent risk in the operation of ocean-going vessels and has historically affected vessels trading in certain regions of the world, including, among other areas, the South China Sea, the Gulf of Aden off the coast of Somalia and, in recent years, certain locations off of the West Coast of Africa. We may not be adequately insured to cover losses from these incidents, which could harm our business, results of operations and financial condition. In addition, crew costs, including for employing onboard security guards, could increase in such circumstances. Any of these events, or the loss of use of a vessel due to piracy, may harm our customers, impairing their ability to make payments to us under our charters, which would harm our business, results of operations and financial condition.

Terrorist attacks and international hostilities could harm our business, results of operations and financial condition.

Terrorist attacks and the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets. Conflicts in Afghanistan, the Middle East and other regions and periodic tensions between North and South Korea (where many shipbuilders are located) may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further economic instability in the global financial markets or in regions where our customers do business or, in the case of countries in which our shipbuilders are located, affect our access to new vessels. These uncertainties or events could harm our business, results of operations and financial condition, including our ability to obtain additional financing on terms acceptable to us or at all. In addition, terrorist attacks targeted at sea vessels in the future may negatively affect our operations and financial condition and directly affect our containerships or customers.

Our insurance may be insufficient to cover losses that may occur to our property or result from the inherent operational risks of the shipping industry.

We maintain insurance for our fleet against risks commonly insured against by vessel owners and operators. Our insurance includes hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We may not be adequately insured against all risks and our insurers may not pay a particular claim. Even if our insurance coverage is adequate to cover any vessel loss, we may not be able to timely obtain a replacement vessel. Our credit facilities and lease agreements restrict our use of any proceeds we may receive from claims under our insurance policies. In addition, in the future we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to supplementary or additional calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations, as an industry group, through which we receive indemnity insurance coverage for statutory, contractual and tort liability, due to the sharing and reinsurance arrangements stated in the insurance rules. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe they are standard in the shipping industry, may directly or indirectly increase our costs.

In addition, we do not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off- hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could harm our business, results of operations and financial condition.

Increased inspection procedures, tighter import and export controls and new security regulations could cause disruption of our business.

International containership traffic is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. These inspections can result in cargo seizure, delays in the loading, offloading, trans-shipment or delivery of containers and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, customers.

U.S. and Canadian authorities have increased container inspection rates. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology. It is unclear what changes, if any, to the existing inspection procedures will ultimately be proposed or implemented, or how any such changes will affect the industry. Such changes may impose additional financial and legal obligations on carriers and may render the shipment of certain types of goods by container uneconomical or impractical. Additional costs that may arise from current or future inspection procedures may not be fully recoverable from customers through higher rates or security surcharges. Any of these effects could harm our business, results of operations and financial condition.

Depending on the outcome of an ongoing European Union investigation of container liner companies related to potential antitrust violations, our growth, results of operations and our ability to charter our vessels may be reduced.

The European Commission is conducting investigations of certain major container liner companies, including some of our existing customers, related to potential violations of European Union competition (antitrust) rules. Although we have no basis for assessing the outcome of these investigations, it is possible that additional financial and legal obligations may be imposed on one or more of these liner companies. Such obligations may make these customers or similarly situated potential customers less likely to enter into or renew time charters for our containerships, which could reduce our growth opportunities and harm our business, results of operations and financial condition. In addition, any significant financial penalties arising from these or similar investigations could reduce the ability of our customers to make charter payments to us, which likewise could harm our business, results of operations and financial condition.

Over time, containership values and charter rates may fluctuate substantially, which could adversely affect our results of operations or our ability to raise capital.

Containership values can fluctuate substantially over time due to a number of different factors, including, among others:

•	prevailing economic conditions in the market in which the containership trades;

•	a substantial or extended decline in world trade;

•	increases in the supply of containership capacity; and

•	the cost of retrofitting or modifying existing ships as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If a charter terminates, we may be unable to re-deploy the vessel at attractive rates and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price, or at all, could result in a loss on its sale and harm our business, results of operations and financial condition. In addition to the three vessels that are off-charter at July 31, 2016, we expect that 12 and 13 vessels will come off charter during the remainder of 2016 and 2017, respectively, of which three and eight vessels will come off their long-term charters in 2016 and 2017, respectively.

In addition, if we determine at any time that a containership’s value has been impaired, we may need to recognize a significant impairment charge that will reduce our earnings and net assets. We review our containership assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when the assets’ carrying value is greater than the undiscounted future cash flows the asset is expected to generate over its remaining useful life. In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgment and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, ongoing operating costs and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate. Vessels that currently are not considered impaired may become impaired over time if the future estimated undiscounted cash flows decline at a rate that is faster than the depreciation of our vessels.

A reduction in our net assets could result in a breach of certain financial covenants contained in our credit and lease facilities and our preferred shares, which could limit our ability to borrow additional funds under our credit and lease facilities or require us to repay outstanding amounts. Further, declining containership values could affect our ability to raise cash by limiting our ability to refinance vessels or use unencumbered vessels as collateral for new loans or result in prepayments under certain of our credit facilities. This could harm our business, results of operations and financial condition.

If time charter rates do not improve meaningfully from current market rates during the next three to six months, we expect that our average estimated daily time charter rate used in future impairment analyses will decline, resulting in reduced estimated undiscounted future net cash flows to an amount which is less than the carrying value of certain vessels up to 5000 TEUs in capacity. In accordance with our accounting policy, if this occurs we will be required to recognize a non-cash impairment charge equal to the excess of the impacted vessels’ carrying value over their fair value. Based on information available at June 30, 2016 about the fair value of vessels and the estimated future carrying value of such vessels, an estimate of such impairment charge would be in a range of between approximately $250 million to $290 million during fiscal 2016, commencing in the quarter ending September 30, 2016. The determination of the fair value of vessels will depend on various market factors, including charter and discount rates, ship operating costs and vessel trading values, and our reasonable assumptions at that time. The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates and vessel values, which may differ materially from those used in our estimates at June 30, 2016.

A reduction in our net assets could result in a breach of certain financial covenants contained in our credit and lease facilities and our preferred shares, which could limit our ability to borrow additional funds under our credit and lease facilities or require us to repay outstanding amounts. In addition, declining containership values could affect our ability to raise cash by limiting our ability to refinance vessels or use unencumbered vessels as collateral for new loans. This could harm our business, results of operations and financial condition.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our operations.

Our business and the operation of our containerships are materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges, ballast water management and vessel recycling. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost or effect of complying with such requirements or the effect thereof on the resale price or useful life of our containerships. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business, which may harm our business, results of operations and financial condition.

Environmental requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in substantial penalties, fines or other sanctions, including the denial of access to certain jurisdictional waters or ports or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, if there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with our operations.

In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety, security and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one of our containerships could harm our business, results of operations and financial condition.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and harm our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. In addition, a vessel generally must undergo annual, intermediate and special surveys to maintain classification society certification. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and we could be in violation of certain covenants in our credit facilities and our lease agreements. This could harm our business, results of operations and financial condition.

Delays in deliveries of our newbuilding containerships could harm our business, results of operations and financial condition.

We are currently under contract to purchase nine newbuilding containerships, which are scheduled to be delivered at various times through October 2017. The delivery of these containerships, or any other containerships we may order, could be delayed, which would delay our receipt of revenue under the time charters for the containerships and, if the delay is prolonged, could permit our customers to terminate the newbuilding containership time charter. The occurrence of any of such events could harm our business, results of operations and financial condition.

The delivery of the containerships could be delayed because of:

•	work stoppages, other labor disturbances or other events that disrupt any of the shipyards’ operations;

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	bankruptcy or other financial crisis of any of the shipyards;

•	a backlog of orders at any of the shipyards;

•	hostilities, or political or economic disturbances in Korea, Taiwan or China, where the containerships are being built;

•	weather interference or catastrophic event, such as a major earthquake, fire or tsunami;

•	our requests for changes to the original containership specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to obtain requisite permits or approvals;

•	a dispute with any of the shipyards;

•	the failure of our banks to provide debt financing; or

•	a disruption to the financial markets.

In addition, each of the shipbuilding contracts for our newbuilding containerships contains “force majeure” provisions whereby the occurrence of certain events could delay delivery or possibly result in termination of the contract. If delivery of a containership is materially delayed or if a shipbuilding contract is terminated, it could harm our business, results of operations and financial condition.

Due to our lack of diversification, adverse developments in our containership transportation business could harm our business, results of operations and financial condition.

Our articles of incorporation currently limit our business to the chartering or rechartering of containerships to others and other related activities, unless otherwise approved by our board of directors.

Nearly all of our cash flow is generated from our charters that operate in the containership transportation business. Due to our lack of diversification, an adverse development in the containership industry may more significantly harm our business, results of operations and financial condition than if we maintained more diverse assets or lines of business.

Because each existing and newbuilding vessel in our contracted fleet is or will be built in accordance with standard designs and uniform in all material respects to other vessels in its TEU class, any material design defect likely will affect all vessels in such class.

Each existing and newbuilding vessel in our fleet is built, or will be built, in accordance with standard designs and uniform in all material respects to other vessels in its class. As a result, any latent design defect discovered in one of our vessels will likely affect all of our other vessels in that class. Any disruptions in the operation of our vessels resulting from these defects could harm our business, results of operations and financial condition.

Increased technological innovation in competing vessels could reduce our charter hire rates and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters end and the resale value of our vessels. As a result, our business, results of operations and financial condition may be harmed.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against the applicable vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships. The arrest or attachment of one or more of our vessels could interrupt our business and cash flow and require us to pay significant amounts to have the arrest lifted, which could harm our business, results of operations and financial condition.

Governments could requisition our containerships during a period of war or emergency, resulting in loss of earnings.

The government of a ship’s registry could requisition for title or seize our containerships. Requisition for title occurs when a government takes control of a ship and becomes the owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our containerships could harm our business, results of operations and financial condition.

Exposure to currency exchange rate fluctuations may result in fluctuations in our results of operations and financial condition.

All of our charter revenues are earned in U.S. dollars. Although a significant portion of our operating and general and administrative costs are incurred in U.S. dollars, we have some exposure to currencies other than U.S. dollars, including Canadian dollars, Indian Rupees, Euros and other foreign currencies. Although we monitor exchange rate fluctuations on a continuous basis, and seek to reduce our exposure in certain circumstances by denominating charter-hire revenue, ship building contracts, purchase contracts and debt obligations in U.S. dollars when practical to do so, we do not currently fully hedge movements in currency exchange rates. As a result, currency fluctuations may have a negative effect on our results of operations and financial condition.

Damage to our reputation or industry relationships could harm our business.

Our operational success and our ability to grow depend significantly upon our satisfactory performance of technical services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). Our business will be harmed if we fail to perform these services satisfactorily. Our ability to compete for and to enter into new charters and expand our relationships with our customers depends upon our reputation and relationships in the shipping industry. If we suffer material damage to our reputation or relationships, it may harm our ability to, among other things:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards;

•	dispose of vessels on commercially acceptable terms;

•	obtain financing on commercially acceptable terms;

•	maintain satisfactory relationships with our customers and suppliers; or

•	grow our business.

If our ability to do any of the things described above is impaired, it could harm our business, results of operations and financial condition.

As we expand our business or provide services to third parties, we may need to improve our operating and financial systems, expand our commercial and technical management staff, and recruit suitable employees and crew for our vessels.

Since our IPO in 2005, we have increased the size of our contracted fleet from 23 to 94 vessels. We have also agreed to provide technical management services to third and related parties, including GCI, and affiliates of Dennis R. Washington for vessels they may acquire. We currently manage GCI’s fleet of 15 vessels. Our current operating and financial systems may not be adequate if we further expand the size of our fleet or if we provide services to third parties, and attempts to improve those systems may be ineffective. In addition, we will need to recruit suitable additional administrative and management personnel to manage any growth. We may not be able to continue to hire suitable employees in such circumstances. If a shortage of experienced labor exists or if we encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we expand our fleet, or as we provide services to third parties, and we are unable to grow our financial and operating systems or to recruit suitable employees, our business, results of operations and financial condition may be harmed.

Our chief executive officer does not devote all of his time to our business.

Our chief executive officer, Gerry Wang, is involved in other business activities that may result in his spending less time than is appropriate or necessary in order to manage our business successfully. Pursuant to his employment agreement with us, Mr. Wang is permitted to provide services to Tiger Management Limited, an entity owned and controlled by one of our directors, Graham Porter, and in which Mr. Wang has an indirect interest (or the Tiger Member), and GCI and certain of their respective affiliates, in addition to the services that he provides to us. In addition, Mr. Wang is the chairman of the board of managers of GCI. Please read “Certain Relationships and Related Party Transactions—Certain Relationships and Transactions.”

Our business depends upon certain employees who may not necessarily continue to work for us.

Our future success depends to a significant extent upon our chief executive officer and co-chairman of our board of directors, Gerry Wang, and certain members of our senior management. Mr. Wang has substantial experience and relationships in the containership industry and has been instrumental in developing our relationships with our customers. Mr. Wang and other members of our senior management are crucial to the development of our business strategy and to the growth and development of our business. If they, and Mr. Wang in particular, were no longer to be affiliated with us, we may fail to recruit other employees with equivalent talent, experience and relationships, and our business, results of operations and financial condition may be harmed. Although Mr. Wang has an employment agreement with us which is scheduled to expire on May 31, 2021, unless earlier terminated, Mr. Wang could terminate his employment at any time. As such, it is possible that Mr. Wang will no longer provide services to us and that our business, results of operations and financial condition may be harmed by the loss of such services.

GCI competes in our markets, and its operation in the containership market may harm our business, results of operations and financial condition.

Carlyle, which controls GCI, is a leading global alternative asset manager. GCI invests equity capital in containership and other maritime assets, primarily newbuilding vessels strategic to Greater China, which is similar to our growth strategy of investing in primarily newbuilding vessels strategic to Greater China. GCI has become the owner of a significant fleet of containerships, which could compete with us for growth opportunities. Our business, results of operations and financial condition could be harmed to the extent GCI successfully competes against us for containership opportunities.

Our chief executive officer and one of our directors may be subject to increased conflict of interest situations relating to growth opportunities due to their dual capacities with us and GCI.

Our chief executive officer and co-chairman, Gerry Wang, is also an executive officer and director of GCI. Our director Graham Porter is also a director of GCI. Following the expiration on March 31, 2016 of our right of first refusal with GCI, conflicts of interest of Messrs. Wang and Porter relating to any potential containership acquisition and chartering opportunities may increase, particularly if they become aware of such opportunities while acting in their capacities as an officer or as directors of GCI. Any such conflicts could cause Messrs. Wang or Porter to decide to terminate their fiduciary roles with us or GCI, and may complicate our and GCI’s claims to such opportunities.

Certain of our officers and directors or their affiliates have separate interests in or related to GCI, which may result in conflicts of interest between their interests and those of us and our shareholders relative to GCI.

One of our directors, Graham Porter, through his interest in the Tiger Member, is an indirect investor in GC Industrial, the member with the largest capital commitment in GCI. Blue Water Commerce, LLC, an affiliate of Dennis R. Washington, or the Washington Member, and our chief executive officer, Gerry Wang, have indirect interests in the Tiger Member. As a result, Messrs. Wang and Porter and the Washington Member will have indirect interests in incentive distributions received by GC Industrial from GCI. These incentive distributions will range between 20% and 30% after a cumulative compounded rate of return of 12% has been generated on all member capital contributions. Mr. Wang is the chairman of the board of managers of GCI. Messrs. Wang and Porter are members of GCI’s transaction committee, which will be primarily responsible for approving the purchase, newbuild contracting, chartering, financing and technical management of new and existing investments for GCI. Kyle R. Washington, co-chairman of our board of directors, is a non-voting member of GCI’s transaction committee. In addition, affiliates of Messrs. Wang and Porter provide certain transactional and financing services to GCI, for which they receive compensation.

As a result of these interests relating to GCI, the interests of Messrs. Wang, Porter and Kyle R. Washington may conflict with those of us or our shareholders relative to GCI.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our securities.

Several provisions of our articles of incorporation and our bylaws could make it difficult for our shareholders to change the composition of our board of directors, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	authorizing our board of directors to issue “blank check” preferred shares without shareholder approval;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote for those directors;

•	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•	limiting the persons who may call special meetings of shareholders;

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and

•	restricting business combinations with interested shareholders.

These anti-takeover provisions could substantially impede a potential change in control and, as a result, may adversely affect the market price of our securities.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of some states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our principal executive offices are located in Hong Kong and a majority of our directors and officers are residents outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against our directors or our management in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers.

Tax Risks

In addition to the following risk factors, you should read “Business—Taxation of the Company,” “Material United States Federal Income Tax Considerations” and “Non-United States Tax Considerations” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of the Series H Preferred Shares.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or a PFIC, for such purposes in any taxable year for which either (a) at least 75%

of its gross income consists of “passive income” or (b) at least 50% of the average value of the corporation’s assets is attributable to assets that produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services. There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended, or the Code. However, the Internal Revenue Service, or IRS, stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and those of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC, and our counsel, Perkins Coie LLP, is of the opinion that we should not be a PFIC based on applicable law, including the Code, legislative history, published revenue rulings and court decisions, and representations we have made to them regarding the composition of our assets, the source of our income and the nature of our activities and other operations following this offering. No assurance can be given, however, that the opinion of Perkins Coie LLP would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse tax consequences. For a more comprehensive discussion regarding our status as a PFIC and the tax consequences to U.S. shareholders if we are treated as a PFIC, please read “Material United States Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences.”

We, or any of our subsidiaries, may become subject to income tax in jurisdictions in which we are organized or operate, including the United States, Canada and Hong Kong, which would reduce our earnings and potentially cause certain shareholders to be subject to tax in such jurisdictions.

We intend that our affairs and the business of each of our subsidiaries will be conducted and operated in a manner that minimizes income taxes imposed upon us and our subsidiaries. However, there is a risk that we will be subject to income tax in one or more jurisdictions, including the United States, Canada and Hong Kong, if under the laws of any such jurisdiction, we or such subsidiary is considered to be carrying on a trade or business there or earn income that is considered to be sourced there and we do not or such subsidiary does not qualify for an exemption. Please read “Business—Taxation of the Company.” In addition, while we do not believe that we are, nor do we expect to be, resident in Canada, in the event that we were treated as a resident of Canada, shareholders who are non-residents of Canada may be or become subject to tax in Canada. Please read “Business—Taxation of the Company—Canadian Taxation” and “Non-United States Tax Considerations—Canadian Federal Income Tax Considerations.”

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in the prospectus concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this prospectus in the section titled “Risk Factors.” These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this prospectus. These statements include, among others, statements about:

•	future operating or financial results;

•	future growth prospects;

•	our business strategy and other plans and objectives for future operations;

•	our expectations relating to dividend payments and our ability to make such payments;

•	discussions regarding a potential transaction involving GCI, including a possible acquisition, and the completion or term of any such transaction;

•	potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions, including any acquisition opportunities and vessel financing arrangements;

•	our expectations as to impairment of our vessels, including the timing and amount of currently anticipated impairments;

•	the effects of grants of performance stock units and restricted stock units to our chief executive officer on our general and administrative expenses;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to borrow funds under our credit facilities, to refinance our existing credit facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under long-term time charter contracts or the useful lives of our vessels;

•	our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers, including our newbuilding containerships;

•	conditions in the public equity markets and the price of our shares;

•	our ability to leverage to our advantage our relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect on our business of governmental regulations;

•	the financial condition of our shipbuilders, customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;

•	the economic downturn and crisis in the global financial markets and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;

•	taxation of our company and of distributions to our shareholders;

•	our exemption from tax on our U.S. source international transportation income;

•	potential liability from future litigation; and

•	other factors discussed in the section titled “Risk Factors.”

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our securities.

USE OF PROCEEDS

We will receive net proceeds of approximately $217.7 million (or $250.4 million if the underwriters exercise in full their option to purchase additional Series H Preferred Shares), after deducting underwriting discounts and estimated offering expenses, from the issuance of the Series H Preferred Shares in this offering. We intend to use the net proceeds from this offering for general corporate purposes, which may include funding acquisitions (which may include equity interests in GCI or assets of GCI), funding capital expenditures on existing newbuild vessels and debt repayments.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS

The following table sets forth our ratio of earnings to fixed charges and preference dividends for the periods presented.

	Six Months Ended June 30, 2016	Year Ended December 31,
		2015	2014	2013	2012	2011
Ratio of earnings to fixed charges and preference dividends(1)	1.1	1.8	1.5	3.2	1.7	—	(2)
Dollar amount (in thousands) of deficiency in earnings to fixed charges and preference dividends	—	—	—	—	—	117,558

(1)	For purposes of calculating the ratios of earnings to fixed charges and preference dividends:

•	“earnings” consist of pre-tax income from continuing operations prepared under U.S. GAAP (which includes non-cash unrealized gains and losses on derivative financial instruments) plus fixed charges, net of capitalized interest and capitalized amortization of deferred financing fees;

•	“fixed charges” represent interest incurred (whether expensed or capitalized) and amortization of deferred financing costs (whether expensed or capitalized) and accretion of discount; and

•	“preference dividends” refers to the amount of pre-tax earnings that is required to pay the cash dividends on outstanding preference securities and is computed as the amount of (a) the dividend divided by (b) the result of 1 minus the effective income tax rate applicable to continuing operations.

The ratio of earnings to fixed charges and preference dividends is a ratio that we are required to present in this prospectus supplement and has been calculated in accordance with SEC rules and regulations. This ratio has no application to our credit and lease facilities and Series H Preferred Shares, and we believe is not a ratio generally used by investors to evaluate our overall operating performance.

(2)	The ratio of earnings to fixed charges and preference dividends for this period was less than 1.0X.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and our capitalization as of June 30, 2016:

•	on an actual basis; and

•	on an as adjusted basis, to give effect to this offering and the application of the net proceeds therefrom. Please read “Use of Proceeds.”

The information in this table should be read in conjunction with the financial statements and the notes thereto incorporated by reference into this prospectus supplement.

	June 30, 2016
	Actual	As Adjusted(1)
	(dollars in thousands)
Cash and cash equivalents	$346,657	$564,370

Long-term debt:
Long-term debt (including current portion)	$3,290,802	$3,290,802
Other long-term liabilities (including current portion)(2)	617,491	617,491
Shareholders’ equity(3):
Share capital
Series D preferred shares, $0.01 par value; 20,000,000 shares authorized; 4,981,029 shares issued and outstanding
Series E preferred shares, $0.01 par value; 15,000,000 shares authorized; 5,370,600 shares issued and outstanding
Series F preferred shares, $0.01 par value; 20,000,000 shares authorized; 5,600,000 shares issued and outstanding
Series G preferred shares, $0.01 par value; 15,000,000 shares authorized; 4,600,000 shares issued and outstanding
Series H Preferred Shares offered hereby, $0.01 par value; 15,000,000 shares authorized; nil shares issued and outstanding, actual; 9,000,000 shares issued and outstanding, as adjusted
Class A common shares, par value $0.01 per share, 200,000,000 shares authorized; 105,353,923 shares issued and outstanding(4)	1,259	1,349
Treasury shares (Class A common shares)	(367)	(367)
Additional paid-in capital	2,278,476	2,496,099
Deficit	(521,404)	(521,404)
Accumulated other comprehensive loss	(28,812)	(28,812)

Total shareholders’ equity	1,729,152	1,946,865

Total capitalization	$5,637,445	$5,855,158

(1)	As adjusted data reflects our issuance and sale of 9,000,000 Series H Preferred Shares in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional Series H Preferred Shares in full and after making such related deductions, our as adjusted cash and cash equivalents, total shareholders’ equity and total capitalization would be approximately $597.1 million, $2.0 billion and $5.9 billion, respectively.
(2)	Other long-term liabilities represent amounts due under sale-leaseback arrangements with financial institutions, net of deferred financing fees, to fund certain operating vessels, deferred gains on sale-leasebacks and other long-term liabilities. This table includes the current portion of such liabilities of $42.6 million.
(3)	Excludes references to our Series A preferred shares, Series B preferred shares, Series C preferred shares, Series R preferred shares, Class B common shares and Class C common shares, all of which have no shares issued and outstanding.
(4)	As adjusted amounts do not reflect our issuance of a total of 194,647 additional shares of our Class A common shares subsequent to June 30, 2016, pursuant to our dividend reinvestment plan, a financial services agreement and share based compensation plans.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents, in each case for the periods and as at the dates indicated, our selected historical consolidated financial and operating data.

The selected historical consolidated financial data has been prepared on the following basis:

•	The historical consolidated financial data as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 is derived from our audited consolidated financial statements and the notes thereto, which are contained in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 10, 2016, and incorporated by reference into this prospectus.

•	The historical financial data as at December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011 is derived from our audited consolidated financial statements and the notes thereto, which are contained in our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 11, 2014 and our Annual Report on Form 20-F/A for the year ended December 31, 2012, filed with the SEC on March 19, 2013.

•	The historical financial data as at and for the six months ended June 30, 2016 and 2015 is derived from our unaudited interim consolidated financial statements and the notes thereto, which are contained in our Reports on Form 6-K filed with the SEC on July 27, 2016 and July 31, 2015, and incorporated by reference into this prospectus.

The following table should be read together with, and is qualified in its entirety by reference to our financial statements and historical predecessor combined financial statements, and the notes thereto incorporated by reference into this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	2011	2012	2013	2014	2015	2015	2016
Statements of operations data (in thousands of dollars):
Revenue	$565,610	$660,794	$677,090	$717,170	$819,024	$387,699	$439,837
Operating expenses:
Ship operating	135,696	138,655	150,105	166,097	193,836	93,866	96,840
Cost of services, supervision fees	—	—	—	—	1,950	1,300	5,200
Depreciation and amortization	140,354	165,541	172,459	181,527	204,862	98,950	113,352
General and administrative	16,818	24,617	34,783	30,462	27,338	13,182	16,857
Operating leases	—	3,145	4,388	9,544	40,270	14,734	35,513
(Gain) loss on vessels	16,237	(9,773)	—	—	—	—	—

Operating earnings	256,505	338,609	315,355	329,540	350,768	165,667	172,075
Other expenses (income):
Interest expense and amortization of deferred financing fees	54,270	80,570	69,973	98,501	108,693	53,257	60,238
Interest income	(854)	(1,190)	(2,045)	(10,653)	(11,026)	(6,659)	(5,845)
Undrawn credit facility fee	4,282	1,516	2,725	3,109	3,100	1,707	1,153
Refinancing expenses and costs	—	—	4,038	70	5,770	2,304	772
Change in fair value of financial instruments(1)	281,027	135,998	(60,504)	105,694	54,576	19,855	75,765
Equity (income) loss on investment	1,180	259	670	(256)	(5,107)	(1,334)	(3,968)
Other (income) expenses	—	151	1,470	1,828	(4,629)	(6,152)	407

Net earnings (loss)	$(83,400)	$121,305	$299,028	$131,247	$199,391	$102,689	$43,553

	Year Ended December 31,					Six Months Ended June 30,
	2011	2012	2013	2014	2015	2015	2016
Earnings (loss) per share:
Class A common share, basic	$(2.04)	$0.84	$3.36	$0.80	$1.46	$0.76	$0.17
Class A common share, diluted	(2.04)	0.81	2.93	0.79	1.46	0.76	0.17
Statements of cash flows data (in thousands of dollars):
Cash from (used in):
Operating activities	$239,864	$311,183	$327,669	$342,959	$335,872	$156,363	$165,586
Financing activities	832,293	(181,364)	62,491	73,621	394,527	212,152	142,469
Investing activities	(625,253)	(229,564)	(295,158)	(691,205)	(716,634)	(306,073)	(176,918)
Selected balance sheet data (in thousands of dollars):
Cash and cash equivalents	$481,123	$381,378	$476,380	$201,755	$215,520	$264,197	$346,657
Current assets	519,998	463,930	600,113	516,926	540,163	487,182	521,092
Vessels(2)	4,697,249	4,863,273	4,992,271	5,095,723	5,278,348	5,276,135	5,274,296
Total assets(3)	5,411,169	5,619,731	5,906,037	5,857,344	6,073,819	6,030,743	6,080,094
Long-term debt(3)	2,973,805	3,070,727	3,208,381	3,349,901	3,357,841	3,313,153	3,290,802
Share capital(4)	838	804	882	1,209	1,223	1,233	1,259
Total shareholders’ equity	1,183,425	1,218,567	1,571,705	1,745,224	1,776,183	1,797,988	1,729,152
Other data:
Number of vessels in operation at period end	65	69	71	77	85	82	89
TEU capacity at period end	352,700	405,100	414,300	474,300	578,300	540,300	626,300
Fleet utilization rate(5)	99.3%	98.9%	98.0%	99.0%	98.5%	98.4%	97.7%

(1)	All of our interest rate swap agreements and swaption agreements are marked to market and the changes in the fair value of these instruments are recorded in earnings.
(2)	Vessel amounts include the net book value of vessels in operation and vessels under construction.
(3)	Prior to the adoption of Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs, or ASU 2015-03, all debt issuance costs were presented as other non-current assets in our consolidated balance sheets. With the adoption of ASU 2015-03 on January 1, 2016, we present debt issuance costs related to a recognized debt liability, which includes long-term debt and other long-term liabilities, as a direct deduction from the carrying amount of that debt liability in our consolidated balance sheets. As a result of adopting ASU 2015-03, total assets and related debt liabilities decreased by $36.5 million (December 31, 2011), $31.1 million (December 31, 2012), $41.7 million (December 31, 2013), $38.0 million (December 31, 2014), $35.3 million (December 31, 2015) and $42.6 million (June 30, 2015) from the amounts previously presented.
(4)	For a description of our capital stock, please see “Description of Capital Stock” in this prospectus supplement and note 10 to our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2015.
(5)	Fleet utilization is based on number of operating days divided by the number of ownership days during the period.

BUSINESS

Overview

We are the leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. We operate a fleet of 89 containerships, and we have entered into contracts for the purchase of an additional nine newbuilding containerships, which have scheduled delivery dates through October 2017. Of our nine newbuilding containerships, seven will commence operation under long-term, fixed-rate charters upon delivery. We expect to enter into long-term charter contracts for the remaining newbuilding containerships in the future. The average age of the 89 vessels in our operating fleet is approximately six years, on a TEU-weighted basis.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. The charters on the 89 vessels in our operating fleet have an average remaining term of approximately five years, on a TEU weighted basis, excluding the effect of charterers’ options to extend certain time charters.

Customers for our current operating fleet are COSCON, CSCL Asia, Hanjin, Hapag-Lloyd, HL USA, K-Line, Maersk, MSC, MOL, Yang Ming Marine and ZIM. The customers for the seven newbuilding containerships that are subject to charter contracts are Maersk, MSC and Yang Ming Marine.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 89 operating vessels as of July 31, 2016:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Charter	Daily Charter Rate
YM Wish	14000	2015	4/7/15	Yang Ming Marine	10 years + one 2-year option	$46.8
YM Wellhead	14000	2015	4/22/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Winner(1)	14000	2015	6/10/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Witness	14000	2015	7/3/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wellness(1)	14000	2015	8/21/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Warmth(1)	14000	2015	10/16/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Window(1)	14000	2016	5/8/16	Yang Ming Marine	10 years + one 2-year option	46.5
YM Width(1)	14000	2016	5/29/16	Yang Ming Marine	10 years + one 2-year option	46.5
COSCO Glory	13100	2011	6/10/11	COSCON	12 years	55.0
COSCO Pride(1)	13100	2011	6/29/11	COSCON	12 years	55.0
COSCO Development	13100	2011	8/10/11	COSCON	12 years	55.0
COSCO Harmony	13100	2011	8/19/11	COSCON	12 years	55.0
COSCO Excellence	13100	2012	3/8/12	COSCON	12 years	55.0
COSCO Faith(1)	13100	2012	3/14/12	COSCON	12 years	55.0
COSCO Hope	13100	2012	4/19/12	COSCON	12 years	55.0
COSCO Fortune	13100	2012	4/29/12	COSCON	12 years	55.0
Hanjin Buddha	10000	2014	3/25/14	Hanjin	10 years + one 2-year option	43.0(2)

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Charter	Daily Charter Rate
Hanjin Namu	10000	2014	6/5/14	Hanjin	10 years + one 2-year option	43.0(2)
Hanjin Tabul	10000	2014	7/2/14	Hanjin	10 years + one 2-year option	43.0(2)
MOL Bravo(1)	10000	2014	7/18/14	MOL	8 years + one 2-year option	37.5(3)
MOL Brightness(1)	10000	2014	10/31/14	MOL	8 years + one 2-year option	37.5(3)
MOL Breeze(1)	10000	2014	11/14/14	MOL	8 years + one 2-year option	37.5(3)
MOL Beacon(1)	10000	2015	4/10/15	MOL	8 years + one 2-year option	37.5(3)
MOL Benefactor(1)	10000	2016	3/28/16	MOL	8 years + one 2-year option	37.5(3)
MOL Beyond(1)	10000	2016	4/29/16	MOL	8 years + one 2-year option	37.5(3)
Maersk Guayaquil	10000	2015	9/21/15	Maersk	5 years + two one-year options	37.2(4)
CSCL Zeebrugge	9600	2007	3/15/07	CSCL Asia	12 years	34.5(5)
CSCL Long Beach	9600	2007	7/6/07	CSCL Asia	12 years	34.5(5)
CSCL Oceania	8500	2004	12/4/04	CSCL Asia	12 years + one 3-year option	29.8(6)
CSCL Africa	8500	2005	1/24/05	CSCL Asia	12 years + one 3-year option	29.8(6)
COSCO Japan	8500	2010	3/9/10	COSCON	12 years + three 1-year options	42.9(7)
COSCO Korea	8500	2010	4/5/10	COSCON	12 years + three 1-year options	42.9(7)
COSCO Philippines	8500	2010	4/24/10	COSCON	12 years + three 1-year options	42.9(7)
COSCO Malaysia	8500	2010	5/19/10	COSCON	12 years + three 1-year options	42.9(7)
COSCO Indonesia	8500	2010	7/5/10	COSCON	12 years + three 1-year options	42.9(7)
COSCO Thailand	8500	2010	10/20/10	COSCON	12 years + three 1-year options	42.9(7)
COSCO Prince Rupert	8500	2011	3/21/11	COSCON	12 years + three 1-year options	42.9(7)
COSCO Vietnam	8500	2011	4/21/11	COSCON	12 years + three 1-year options	42.9(7)
MOL Emerald	5100	2009	4/30/09	MOL	12 years	28.9
MOL Eminence	5100	2009	8/31/09	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/09	MOL	12 years	28.9
MOL Empire	5100	2010	1/8/10	MOL	12 years	28.9
MSC Veronique	4800	1989	11/25/11	MSC	5 years	14.5(8)
MSC Manu	4800	1988	11/15/11	MSC	5 years	14.5(8)
MSC Leanne	4800	1989	10/19/11	MSC	5 years	14.5(8)
MSC Carole	4800	1989	10/12/11	MSC	5 years	14.5(8)
Seaspan Excellence(9)	4600	2003	—	—	—	—
Seaspan Efficiency(10)	4600	2003	7/30/16	Hanjin	Up to 10 months	Market rate(11)
Brotonne Bridge(1)	4500	2010	10/25/10	K-Line	12 years + two 3-year options	34.3(12)

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Charter	Daily Charter Rate
Brevik Bridge(1)	4500	2011	1/25/11	K-Line	12 years + two 3-year options	34.3(12)
Bilbao Bridge(1)	4500	2011	1/28/11	K-Line	12 years + two 3-year options	34.3(12)
Berlin Bridge	4500	2011	5/9/11	K-Line	12 years + two 3-year options	34.3(12)
Budapest Bridge	4500	2011	8/1/11	K-Line	12 years + two 3-year options	34.3(12)
Seaspan Chiwan	4250	2001	6/29/16	Hapag-Lloyd	Up to 18 months(13)	Market rate(11)
Seaspan Hamburg	4250	2001	5/3/16	Hapag-Lloyd	Up to 18 months(13)	Market rate(11)
Seaspan Ningbo	4250	2002	3/7/16	Hapag-Lloyd	Up to 18 months(13)	Market rate(11)
Seaspan Dalian	4250	2002	1/16/16	Hapag-Lloyd	Up to 18 months(13)	Market rate(11)
Seaspan Felixstowe	4250	2002	1/24/16	Hapag-Lloyd	Up to 18 months(13)	Market rate(11)
CSCL Vancouver	4250	2005	2/16/05	CSCL Asia	12 years	17.0
CSCL Sydney	4250	2005	4/19/05	CSCL Asia	12 years	17.0
CSCL New York	4250	2005	5/26/05	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	2005	8/17/05	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	2005	9/15/05	CSCL Asia	12 years	17.0
New Delhi Express	4250	2005	8/19/15	HL USA	Up to 24 months(14)	Market rate(11)
Dubai Express	4250	2006	11/4/15	HL USA	Up to 24 months(14)	Market rate(11)
Jakarta Express	4250	2006	2/15/16	HL USA	Up to 12.5 months(15)	18.0
Seaspan Saigon	4250	2006	6/1/16	Hapag-Lloyd	Up to 12 months(16)	Market rate(11)
Seaspan Lahore	4250	2006	5/31/16	ZIM	Up to 12 months(17)	Market rate(11)
Rio Grande Express	4250	2006	10/20/06	HL USA	3 years + seven 1-year extensions + two 1-year options(18)(19)	18.0(20)
Seaspan Santos	4250	2006	2/1/16	Hapag-Lloyd	Up to 12 months(21)	Market rate(11)
Rio de Janeiro Express	4250	2007	3/28/07	HL USA	3 years + seven 1-year extensions + two 1-year options(18)	18.0(20)
Manila Express	4250	2007	5/23/07	HL USA	3 years + seven 1-year extensions + two 1-year options(18)	18.0(20)
CSAV Loncomilla	4250	2009	6/1/16	Hapag-Lloyd	Up to 13 months(22)	Market rate(11)
CSAV Lumaco	4250	2009	6/1/16	Hapag-Lloyd	Up to 12 months(23)	Market rate(11)
Seaspan Lingue	4250	2010	4/19/16	ZIM	Up to 12 months(24)	Market rate(11)
Seaspan Lebu(25)	4250	2010	—	—	—	—
Madinah(26)	4250	2009	—	—	—	—
COSCO Fuzhou	3500	2007	3/27/07	COSCON	12 years	19.0
Kota Maju(27)	3500	2007	7/5/07	COSCON	12 years	19.0
CSCL Panama	2500	2008	5/14/08	CSCL Asia	12 years	16.9(28)
CSCL São Paulo	2500	2008	8/11/08	CSCL Asia	12 years	16.9(28)
CSCL Montevideo	2500	2008	9/6/08	CSCL Asia	12 years	16.9(28)
CSCL Lima	2500	2008	10/15/08	CSCL Asia	12 years	16.9(28)
CSCL Santiago	2500	2008	11/8/08	CSCL Asia	12 years	16.9(28)
CSCL San Jose	2500	2008	12/1/08	CSCL Asia	12 years	16.9(28)
CSCL Callao	2500	2009	4/10/09	CSCL Asia	12 years	16.9(28)
CSCL Manzanillo	2500	2009	9/21/09	CSCL Asia	12 years	16.9(28)
Guayaquil Bridge	2500	2010	3/8/10	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	5/30/10	K-Line	10 years	17.9

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(2)	Hanjin has an initial charter of 10 years with a charter rate of $43,000 per day for the initial term and $44,500 per day during the two-year option.

(3)	MOL has an initial charter of eight years with a charter rate of $37,500 per day for the initial term and $43,000 per day during the two-year option.
(4)	Maersk has an initial charter of five years with a charter rate of $37,150 per day for the initial term, $39,250 per day for the first one-year option and $41,250 per day for the second one-year option.
(5)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day for the first six years, increasing to $34,500 per day for the second six years.
(6)	CSCL Asia has an initial charter of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years and $30,000 per day during the three-year option.
(7)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(8)	MSC has a bareboat charter of five years with a charter rate of $10,000 per day for the first two years, increasing to $14,500 per day after two years. MSC has agreed to purchase the vessels for $5.0 million each at the end of the five-year bareboat charter terms. In addition, we pay a 1.25% commission to a broker on all bareboat charter payments for these charters.
(9)	This vessel is currently off-charter.
(10)	This vessel commenced a time charter at market rates for a minimum of two months up to a maximum of 10 months, where the exact period is at Hanjin’s option. Hanjin has prepaid the charter hire up to September 30, 2016.
(11)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), the vessel is being chartered at current market rates.
(12)	K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.
(13)	We agreed to a direct continuation of the time charter at market rates for a minimum of 11 months up to a maximum of 18 months, where the exact period is at Hapag-Lloyd’s option.
(14)	We agreed to a direct continuation of the time charter at market rates for a minimum of 18 months up to a maximum of 24 months, where the exact period is at HL USA’s option.
(15)	The term of this time charter has been extended at a rate of $18,000 per day for a minimum of 9.5 months and at market rates for the remaining term up to a maximum of 12.5 months, where the exact period is at HL USA’s option.
(16)	This vessel commenced a direct continuation of the time charter at market rates for a minimum of two months up to a maximum of 12 months, where the exact period is at Hapag-Lloyd’s option.
(17)	This vessel was re-delivered to us on August 1, 2016 and is currently off-charter.
(18)	For these charters, the initial term was three years, which automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice. HL USA would have been required to pay a fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine. The initial terms of the charters for these vessels have expired and these charters have been automatically extended pursuant to their terms.
(19)	This vessel is expected to be re-delivered to us on August 29, 2016 and is expected to commence a time charter with Hapag-Lloyd on October 3, 2016 at market rates for a minimum of two months up to a maximum of 12 months, where the exact period is at Hapag-Lloyd’s option.
(20)	HL USA had an initial charter of three years that automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice, with a charter rate of $18,000 per day for the first one-year option remaining, increasing to $18,500 per day for the second one-year option remaining.
(21)	This vessel is on a time charter with Hapag-Lloyd at market rates for a minimum of six months up to a maximum of 12 months, where the exact period is at Hapag-Lloyd’s option. This vessel was re-delivered to us on August 1, 2016.
(22)	We agreed to a direct continuation of the time charter at market rates for a minimum of two months up to a maximum of 13 months, where the exact period is at Hapag-Lloyd’s option.
(23)	We agreed to a direct continuation of the time charter at market rates for a minimum of two months up to a maximum of 12 months, where the exact period is at Hapag-Lloyd’s option. This vessel is expected to be re-delivered to us on August 24, 2016.

(24)	This vessel is on a time charter with ZIM at market rates for a minimum of two months up to a maximum of 12 months, where the exact period is at ZIM’s option.
(25)	This vessel was re-delivered to us on July 25, 2016 and is currently off-charter.
(26)	This vessel was re-delivered to us on June 28, 2016 and is currently off-charter.
(27)	The name of the COSCO Yingkou was changed to Kota Maju in July 2016 in connection with a sub-charter from COSCO to Pacific International Lines Ltd.
(28)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.

New Vessel Contracts

Our primary objective is to continue to grow our business through accretive vessel acquisitions focused on increasing cash flow as market conditions allow.

Our nine newbuilding vessels, which have scheduled delivery dates through October 2017, consist of the following:

Vessel	Vessel Class (TEU)	Length of Charter(1)	Charterer	Scheduled Delivery Date	Shipbuilder
Hull No. 1120	10000	5 years + two one-year options	Maersk	2016	New Jiangsu and Jiangsu Xinfu
Hull No. 1039	14000	10 years + one 2-year option	Yang Ming Marine	2017	CSBC
Hull No. 1122	10000	— (2)	— (2)	2017	New Jiangsu and Jiangsu Xinfu
Hull No. 1169	10000	— (2)	— (2)	2017	New Jiangsu and Jiangsu Xinfu
Hull No. 145	11000	17 years	MSC	2017	HHIC
Hull No. 146	11000	17 years	MSC	2017	HHIC
Hull No. 147	11000	17 years	MSC	2017	HHIC
Hull No. 148	11000	17 years	MSC	2017	HHIC
Hull No. 153	11000	17 years	MSC	2017	HHIC

(1)	Each charter is scheduled to begin upon delivery of the vessel to the charterer.
(2)	We expect to enter into a long-term charter for this vessel in the future.

The following table indicates the estimated number of owned, leased and managed vessels in our fleet based on scheduled delivery dates as of July 31, 2016:

	Scheduled for the Year Ended December 31,
	2016	2017
Owned and leased vessels, beginning of year	85	86
Deliveries	5	8
Contractual sale(1)	(4)	—

Total, end of period	86	94
GCI managed vessels, beginning of year	15	17
Deliveries	2	3

Total, end of period	17	20
Total Fleet	103	114
Total Capacity (TEU)	796,300	919,300

(1)	Relates to four 4800 TEU vessels that commenced five-year bareboat charters in 2011. Pursuant to the terms of those bareboat charters, the charterer has agreed to purchase the vessels for $5.0 million each in 2016 at the end of the five-year bareboat charter.

Our Competitive Strengths

We believe that we possess a number of competitive strengths that will allow us to capitalize on the opportunities in the containership industry, including the following:

•	Scale, Diversity and Quality of Our Fleet. We are the largest independent charter owner and manager of containerships and believe that the size of our fleet appeals to our customers and provides us cost savings through volume purchases and leverage in negotiating newbuilding contracts and accessing shipyard berths. Our operating fleet of 89 containerships has an average age of approximately six years, on a TEU-weighted basis, which is significantly below the industry average of approximately eight years. Our newbuilding containerships are also subject to our high standards for design, construction quality and maintenance. The vessels in our current operating fleet range in size from 2500 TEU to 14000 TEU, and our 14000 TEU containerships are among the largest containerships in operation. All of our newbuilding containerships under construction are 10000 TEU, 11000 TEU and 14000 TEU containerships.

•	Strong, Long-Term Relationships with High-Quality Customers, Including Leading Asian Container Liner Companies. We have developed strong relationships with our customers, which include leading container liner companies. We believe we are the largest charterer of containerships to China, and we anticipate that Asian demand for containerships will continue to rebound and grow in the long run. We attribute the strength of our customer relationships in part to our consistent operational quality, customer oriented service and historical average utilization of approximately 99% since our initial public offering, or IPO, in 2005.

•	Enhanced Stability of Cash Flows Through Long-Term, Fixed-Rate Time Charters. Our vessels are primarily subject to long-term, fixed-rate time charters, which have an average remaining term of approximately five years, on a TEU-weighted basis. As a result, the majority of our current revenue is protected from the volatility of spot rates and short-term charters. To further promote cash flow stability, we have primarily placed newbuilding orders and purchased secondhand vessels when we have concurrently entered into long-term time charters with our customers. As at July 31, 2016, we had an aggregate of approximately $5.9 billion of contracted future minimum revenue under existing fixed-rate time charters and interest income from sales-type capital leases and direct financing leases.

•	Proven Ability to Source Capital for Growth. Since our IPO in 2005, we have successfully raised capital to grow our fleet. Including our IPO, we have raised approximately $3.0 billion in public and private issuances of equity securities and $345 million in public issuances of debt securities. In addition, we have secured credit and lease facilities with aggregate outstanding borrowings and commitments of $4.3 billion as of June 30, 2016. We accessed capital during the most recent worldwide economic downturn, including raising common and preferred share equity and entering into sale-leaseback financings. As of June 30, 2016, we had total remaining capital expenditures of approximately $0.6 billion relating to nine newbuilding containerships. We expect to fund our remaining capital expenditures for these newbuilding vessels with our cash, availability under credit facilities associated with the newbuilding vessels and new debt or lease financing that we expect to arrange in advance of vessel deliveries. We intend to continue to access existing capital, and to seek new sources of capital, to cost-effectively maintain and grow our fleet over the long term.

•	Significant Delivered Fleet Growth. We have significantly grown our fleet since our IPO in August 2005. At that time, we had an operating fleet of 10 vessels with another 13 vessels on order, aggregating 116,950 TEU. We now have 89 vessels in operation and nine newbuilding containerships on order, aggregating 706,100 TEU excluding the four 4800 TEU vessels currently chartered to MSC and scheduled to be sold to MSC during 2016, an increase since our IPO of 504% in TEU capacity. The aggregate capacity of these nine newbuilding vessels that we have contracted to purchase, with scheduled delivery dates through October 2017, represents approximately 15.8% of the aggregate capacity of our vessels currently in operation. We believe that our longstanding relationships with key constituents in the containership industry, including container liner companies, shipbuilders and shipping banks, will enable us to continue sourcing newbuilding and secondhand vessel acquisition opportunities at terms attractive to us.

•	Experienced Management. Our chief executive officer, chief operating officer and chief financial officer have over 60 years of combined professional experience in the shipping and ship finance industry, and they have experience managing shipping companies through several economic cycles. The members of our management team have prior experience with many companies in the international ship management industry, such as China Merchants Group, Neptune Orient Lines, APL Limited, Safmarine Container Lines, Columbia Ship Management and Höegh LNG Partners LP, and provide expertise across commercial, technical, financial and other functional management areas of our business.

Our Business Strategies

We seek to continue to expand our business and increase our cash flow by employing the following business strategies:

•	Pursuing Long-Term, Fixed-Rate Charters. We intend to continue to primarily employ our vessels under long-term, fixed-rate charters, which contribute to the stability of our cash flows. In addition, container liner companies typically employ long-term charters for strategic expansion into major trade routes, while using spot charters for shorter term discretionary needs. To the extent container liner companies expand their services into major trade routes, we believe we are well positioned to participate in their growth.

•	Expanding and Diversifying Our Customer Relationships. Since our IPO, we have increased our customer base from two to 11 customers and have expanded our revenue from existing customers. We intend to continue to expand our existing customer relationships and to add new customers to the extent container liner companies increase their use of chartered-in vessels to add capacity in their existing trade routes and establish new trade routes. We believe we are well positioned to secure new chartering business from existing and potential new customers due to our experience in ship design and construction supervision and our reputation for high quality operations.

•	Actively Acquiring Newbuilding and Secondhand Vessels. We have increased, and intend to further increase, the size of our fleet through selective acquisitions of new and secondhand containerships that we believe will be accretive to our cash flow. We believe that entering into newbuilding contracts will continue our long-term fleet growth and provide modern vessels to our customers. In addition, we intend to continue to selectively consider any nearer-term growth opportunities to acquire high-quality secondhand vessels, primarily either with existing long-term charters or where we can enter into long-term charters concurrently with the acquisitions. We also intend to consider appropriate partnering opportunities that would allow us to seek to capitalize on opportunities in the newbuilding and secondhand markets with more modest investments. We may also consider business acquisitions, as appropriate.

•	Maintaining Efficient Capital Structure and Diversified Sources of Capital. We intend to pursue a financial strategy that aims to preserve our financial flexibility and achieve a low cost of capital so that we may take advantage of acquisition and expansion opportunities in the future while also meeting our existing obligations. We operate a capital-intensive business. We believe that our ability to access new and innovative sources of capital from a broad range of capital providers has provided a competitive advantage for us.

An investment in our Series H Preferred Shares involves risks. Our growth depends on our ability to make accretive vessel acquisitions, expand existing and develop new relationships with charterers and obtain new charters. Substantial competition may hinder achievement of our business strategy. Our growth also depends upon continued growth in demand for containerships. A reduction in demand for containerships, increased competition or an inability to make accretive vessel acquisitions may lead to reductions and volatility in charter hire rates and profitability. In addition, we may be unable to realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results and ability to pay dividends on or redeem our Series H Preferred Shares. Before investing in our Series H Preferred Shares, you should consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page S-14 of this prospectus supplement and on page 3 of the accompanying base prospectus.

GCI

In March 2011, we co-founded GCI, which is our investment partnership established with an affiliate of global asset manager Carlyle and others. GCI invests equity capital in containership assets, primarily newbuilding vessels strategic to the People’s Republic of China, Taiwan, Hong Kong and Macau. Our belief in co-founding GCI was that the combination of our expertise and relationships in the containership market and Carlyle’s financial resources, global business network and access to capital would enhance our ability to take advantage of growth opportunities in the containership market.

GCI intends to invest up to $900 million equity capital in containership assets, of which we committed up to $100 million. We currently have an ownership interest in GCI of approximately 10.7% and, as of June 30, 2016, our equity investment in GCI totaled approximately $48.1 million. GCI’s fleet of 20 containerships is comprised primarily of modern large and ultra-large vessels, including 15 on-the-water vessels and five newbuilding vessels with delivery dates scheduled through the end of 2017. All such vessels, other than two of the newbuildings and two of the on-the-water vessels, are subject to long-term charter contracts with liner companies that are existing customers of us. We have overseen the construction of nearly all of GCI’s vessels and manage all of their operating fleet. For additional information about GCI, please read “Certain Relationships and Related Party Transactions—Our Investment in Carlyle Containership-Focused Investment Vehicle.”

Charters

General

We charter our vessels primarily under long-term, fixed-rate time charters. We charter four of our vessels under bareboat charters. The following table presents the number of vessels chartered by each of our customers as of July 31, 2016.

Charterer	Number of Vessels in Our Current Operating Fleet	Number of Vessels Scheduled to be Delivered (Sold) Through 2017	Total Vessels Upon All Deliveries
COSCON	18	—	18
CSCL Asia	17	—	17
MOL	10	—	10
HL USA	6	—	6
K-Line	7	—	7
Hapag Lloyd	9	—	9
Hanjin	4	—	4
Maersk	1	1	2
Yang Ming Marine	8	1	9
ZIM	2	—	2

Total time charters	82	2	84
MSC (bareboat charters)	—	5	5
MSC (bareboat charters)(1)	4	(4)	—
No charter	3	2	5

Total fleet	89	5	94

(1)	Relates to four 4800 TEU vessels that commenced five-year bareboat charters in 2011. Pursuant to the terms of those bareboat charters, the charterer has agreed to purchase the vessels for $5.0 million each in 2016 at the end of the five-year bareboat charter.

Time Charters and Bareboat Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate; the charterer is responsible for substantially all of the vessel voyage expenses, such as fuel (bunkers) cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions.

Our four 4800 TEU vessels and our five 11000 TEU newbuilding vessels are or will be chartered by MSC under bareboat charters. A bareboat charter is a contract for the use of a vessel for a fixed period of time at a specified amount. Under a bareboat charter, the charterer is responsible for providing crewing and other services related to the vessel’s operation, as well as vessel voyage expenses.

The initial term for a time or bareboat charter commences on the vessel’s delivery to the charterer. Under all of our time charters, the charterer may also extend the term for periods in which the vessel is off-hire. The current charter periods and any applicable extension options are included above under “—Our Fleet.” Under our bareboat charters with MSC, MSC has agreed to purchase each vessel for a pre-determined fixed price at the end of their respective bareboat charter terms.

With respect to the vessels on charter to HL USA, CP Ships Limited has provided a guarantee of the obligations and liabilities of HL USA under each time charter and Hapag-Lloyd has provided a guarantee of the obligations and liabilities of CP Ships Limited under the original guarantee. For vessels on charter to CSCL Asia, CSCL Hong Kong and CSCL have each provided a guarantee of the obligations and liabilities of CSCL Asia under each time charter.

Hire Rate

“Hire rate” refers to the basic payment from the charterer for the use of the vessel. Under all of our time charters, hire rate is payable, in advance, in U.S. dollars, as specified in the charter. The hire rate is a fixed daily amount that may increase, or decrease, in some cases, at varying intervals during the term of the charter and any extension to the term. Payments generally are made in advance on a monthly or semi-monthly basis. The charter hire rate may be reduced in certain instances as a result of added cost to the charterer due to vessel performance deficiencies in speed or fuel consumption. We have had no instances of such hire rate reductions.

Operations and Expenses

We operate our vessels and are responsible for vessel operating expenses, which include technical management, crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and capital expenses, including normally scheduled dry-docking of the vessels. The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, such as fuel (bunkers) cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions. Our ship operating expenses have been increasing due primarily to higher crewing compensation costs and additional expenses as vessels age.

Off-Hire

When a vessel is “off-hire,” or not available for service, the charterer generally is not required to pay the hire rate, and we are responsible for all costs, including the fuel (bunkers) cost, unless the charterer is responsible for the circumstances giving rise to the vessel’s lack of availability. A vessel generally will be deemed to be off-hire when there is an event preventing the full working of the vessel due to, among other things:

•	operational deficiencies not due to actions of the charterers or their agents;

•	dry-docking for repairs, maintenance or inspection;

•	equipment or machinery breakdowns, abnormal speed and construction conditions;

•	delays due to accidents for which the vessel owner, operator or manager is responsible, and related repairs;

•	crewing strikes, labor boycotts caused by the vessel owner, operator or manager, certain vessel detentions or similar problems; or

•	a failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Under most of our time charters, if a vessel is off-hire for a specified number of consecutive days or for a specified aggregate number of days during a 12-month period, the charterer has the right to cancel the time charter with respect to that vessel. Under some charters, if a vessel is off-hire for specified reasons for a prolonged period, we are obligated to charter a substitute vessel and to pay any difference in hire cost of the charter for the duration of the substitution. The periods of off-hire that trigger such termination rights exclude, in addition to any other specific exclusions in the charter, off-hire for routine dry-dockings or non-compliance with regulatory obligations. Our charter contracts generally provide for hire adjustments for vessel performance deficiencies such as those in speed or fuel consumption, with prolonged performance deficiencies giving the charterer a termination right under some charters.

Ship Management and Maintenance

Under each of our time charters, we are responsible for the operation and management of each vessel, including maintaining the vessel, periodic dry-docking, cleaning and painting and performing work required by regulations. We also provide ship management and construction supervision services to GCI and limited ship management services to Dennis R. Washington’s personal vessel owning companies.

We focus on risk reduction, operational reliability and safety. We believe we achieve high standards of technical ship management by, among other methods:

•	developing a minimum competency standard for seagoing staff;

•	standardizing equipment used throughout the fleet, thus promoting efficiency and economies of scale;

•	implementing a voluntary vessel condition and maintenance monitoring program (we were the first in the world to achieve accreditation by vessel classification society Det Norske Veritas on our hull planned maintenance system);

•	recruiting officers and ratings through an affiliate based in India that has a record of employee loyalty and high retention rates among its employees;

•	implementing an incentive system to reward staff for the safe operation of vessels; and

•	initiating and developing a cadet training program.

Our staff has skills in all aspects of ship management and experience in overseeing new vessel construction, vessel conversions and general marine engineering, and has previously worked in various companies in the international ship management industry, including China Merchants Group, Neptune Orient Lines, Teekay Corporation, Safmarine Container Lines and Columbia Ship Management. A number of senior officers also have sea-going experience, having served aboard vessels at a senior rank. In all training programs, we place an emphasis on safety and regularly train our crew members and other employees to meet our high standards. Shore-based personnel and crew members are trained to be prepared to respond to emergencies related to life, property or the environment.

Termination; Change of Control

We are generally entitled to withdraw a vessel from service to a charterer if the charterer defaults in its payment obligations, without prejudice to other claims for hire against the charterers. Some of our charterers also have the right to terminate the time charters in circumstances other than extended periods of off-hire as noted above. Under some of our time charters, the customer has the right to prior notice of or consent to any material change in our ownership or voting control.

Sale and Purchase of Vessels

Under some of our time charters, the customer has the right to prior notice of or consent to any proposed sale of the applicable vessel, which consent cannot be unreasonably withheld. A limited number of charters provide the charterer with a right of first refusal for the proposed vessel sale, which would require us to offer the vessel to the charterer prior to selling it to another entity. Sub-charters do not affect our ability to sell our time-chartered vessels. Our 17-year bareboat charters for five of our newbuilding vessels on order require the charterer to purchase each vessel upon termination of the bareboat charter, at a pre-determined amount.

Hull and Machinery, Loss of Hire and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which covers the risk of actual or constructive total loss and partial loss, for all of our vessels. Each of our vessels is covered up to at least fair market value with certain deductibles applied per vessel per claim. We achieve this overall loss coverage by maintaining nominal increased value coverage for each of our vessels, under which coverage, in the event of total loss of a vessel, we will be entitled to recover amounts not recoverable under the hull and machinery policy due to underinsurance. We have not obtained, and do not intend to obtain, loss-of-hire insurance covering the loss of revenue during extended off-hire periods. We believe that this type of coverage is not economical and is of limited value to us. However, we evaluate the need for such coverage on an ongoing basis, taking into account insurance market conditions and the employment of our vessels. The charterer generally pays extra war risk insurance and commissions when the vessel is ordered by the charterer to enter a notified war exclusion trading area.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I associations, which insure our third-party and crew liabilities in connection with our shipping activities. Coverage includes third-party liability, crew liability and other related expenses resulting from the abandonment, injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by P&I associations. Subject to the limit for pollution discussed below, our coverage is nearly unlimited, but subject to the rules of the particular protection and indemnity insurer.

Our protection and indemnity insurance coverage for pollution is up to $1.0 billion per vessel per incident. The 13 P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a mutual P&I association, which is a member or affiliate of the International Group, we are subject to calls payable to the associations based on the International Group’s claim records as well as the claim records of all other members of the individual associations.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters based upon price, customer relationships, operating and technical expertise, professional reputation and size, age and condition of the vessel.

Competition for providing new containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent charter owners and indirect competition from state-sponsored and other major entities with their own fleets. Some of our competitors have significantly greater financial resources than we do and can operate larger fleets and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the containership sector, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters.

Seasonality

Our vessels primarily operate under long-term charters and are generally not subject to the effect of seasonal variations in demand, except where such charters have expired and we are seeking to re-charter a vessel on a short-term basis.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake the surveys on application or by official order, acting on behalf of the authorities concerned.

Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for annual surveys, every two to three years for intermediate surveys and every five years for special surveys. If any defects are found, the classification surveyor will issue a “condition of class” or a “requirement” for appropriate repairs that have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be dry-docked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require dry-docking. The classification society also undertakes on request other surveys and inspections that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned.

Environmental and Other Regulations

Government regulation significantly affects our business and the operation of our vessels. We are subject to international conventions and codes, and national, state, provincial and local laws and regulations in the jurisdictions in which our vessels operate or are registered, including, among others, those governing the generation, management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions and water discharges.

A variety of government, quasi-government and private entities require us to obtain permits, licenses or certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels in one or more ports.

Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States, Canadian and international regulations and with flag state administrations.

The following is an overview of certain material governmental regulations that affect our business and the operation of our vessels. It is not a comprehensive summary of all government regulations to which we are subject.

International Maritime Organization (or IMO)

The IMO is the United Nations’ agency for maritime matters, including maritime safety and pollution prevention. The IMO has negotiated international conventions that impose liability for pollution in international waters and a signatory’s territorial waters. For example, the IMO’s International Convention for the Prevention of Pollution from Ships, or MARPOL, imposes environmental standards on the shipping industry relating to, among other things, pollution prevention and procedures, technical standards, oil spills management, transportation of marine pollutants and air emissions. Annex VI of MARPOL, which regulates air pollution from vessels, sets limits on sulfur oxide, nitrogen oxide and particulate matter emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. We believe all of our vessels currently are Annex VI compliant. Annex VI also includes a global cap on the sulfur content of fuel oil with a lower cap on the sulfur content applicable inside Emission Control Areas, or ECAs. Already established ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area and the U.S. Caribbean Sea area. Additional geographical areas may be designated as ECAs in the future.

Annex VI calls for incremental reductions in sulfur in fuel between 2012 and 2020 (or between 2010 and 2015 in the case of ECAs), and the use of advanced technology engines designed to reduce emissions of nitrogen oxide, with a “Tier II” emission limit applicable to engines installed on or after January 1, 2011 and a more stringent “Tier III” emission limit applicable to engines installed on or after 2016 operating in the North American and U.S. Caribbean Sea nitrogen oxide ECAs. For future nitrogen oxide ECA designations, Tier III standards will apply to engines installed on ships constructed on or after the date of ECA designation, or a later date as determined by the country applying for the ECA designation. These amendments or other changes could require modifications to our vessels to achieve compliance, and the cost of compliance may be significant to our operations. With regard to greenhouse gas emissions, there have been discussions in the IMO for the adoption of a market-based mechanism for the reduction of carbon emissions from vessels, such as an emissions trading system or an international greenhouse gas contribution fund, with contributions being based on bunker fuel purchases. The IMO adopted technical and operational measures for the reduction of greenhouse gas emissions that became effective on January 1, 2013. These include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels.

The IMO’s International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, imposes, subject to limited exceptions, strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states, which does not include the United States, caused by discharges of “bunker oil.” The Bunker Convention also requires owners of registered vessels over a certain size to maintain insurance for pollution damage in an amount generally equal to the limits of liability under the applicable national or international limitation regime. We believe our vessels comply with the Bunker Convention.

The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, would require the installation of ballast water treatment systems on certain newbuilding vessels for which the keel is laid after January 1, 2012 and for existing vessels prior to their first renewal survey after January 1, 2014 or January 1, 2016 (depending on their year of build and their ballast water capacity). The BWM Convention will become effective, on a retroactive basis, 12 months after it has been adopted by a specified threshold of member states representing at least 35% of the world’s shipping tonnage. As of January 2016, the threshold may have been met as the IMO is recounting the percentage of the world’s shipping tonnage owned by the states that have ratified the BWM Convention to determine if the adoption threshold has been met for ratification of the BWM Convention. When the BWM Convention is adopted, we may be required to incur significant costs to install these ballast water treatment plants on all our vessels before the applicable due dates.

The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships adopted by the IMO in 2009, or the Recycling Convention, addresses issues relating to vessel recycling and aims to address the occupational health and safety as well as environmental risks relating to vessel recycling. It contains regulations regarding the design, construction, operation, maintenance and recycling of vessels, as well as regulations regarding their survey and certification in order to verify compliance with the requirements of the Recycling Convention. The Recycling Convention, among other things, prohibits and/or restricts the installation or use of hazardous materials on vessels and requires vessels to have on board an inventory of hazardous materials specific to each vessel. It also requires vessel recycling facilities to develop a vessel-recycling plan for each vessel prior to its recycling.

The IMO also regulates vessel safety. The International Safety Management Code, or the ISM Code, requires vessel owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. A Safety Management Certificate is issued under the provisions of the International Convention for the Safety of Life at Sea, or SOLAS, to each vessel with a Safety Management System verified to be in compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. All of the vessels in our fleet are ISM Code-certified. Increasingly, various regions are adopting additional, unilateral requirements on the operation of vessels in their territorial waters. These regulations, such as those described below, apply to our vessels when they operate in the relevant regions’ waters and can add to operational and maintenance costs, as well as increase the potential liability that applies to violations of the applicable requirements.

United States

The United States Oil Pollution Act of 1990 and CERCLA

The United States Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, governs spills or releases of hazardous substances other than petroleum or petroleum products. Under OPA and CERCLA, vessel owners, operators and bareboat charterers are jointly and, subject to limited exceptions, strictly liable for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil or hazardous substances, as applicable, from their vessels. OPA and CERCLA define these damages broadly to include certain direct and indirect damages and losses, including but not limited to investigative costs, assessment of damages, remediation costs, damages to natural resources such as fish and wildlife habitat and agency oversight costs.

Under OPA and CERCLA, the liability of responsible parties is limited to a specified amount, which is periodically updated. Under both OPA and CERCLA, liability is unlimited if the incident is caused by gross negligence, willful misconduct or a violation of certain regulations or standards.

We maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could harm our business, financial condition and results of operation. Vessel owners and operators must establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential aggregate liabilities under OPA and CERCLA. Evidence of financial responsibility may be demonstrated by showing proof of insurance, surety bonds, self-insurance or guarantees. We have obtained the necessary U.S. Coast Guard regulation and financial assurance certificates for each of our vessels currently in service and trading to the United States. Owners or operators of certain vessels operating in U.S. waters also must prepare and submit to the U.S. Coast Guard a response plan for each vessel, which plan, among other things, must address a “worst case” scenario environmental discharge and describe crew training and drills to address any discharge. Each of our vessels has the necessary response plans in place.

OPA and CERCLA do not prohibit individual states from imposing their own liability regimes with regard to oil pollution or hazardous substance incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for spills. In some cases, states that have enacted such legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

Clean Water Act

The Clean Water Act, or CWA, establishes the basic structure for regulating discharges of pollutants into the waters of the United States and regulating quality standards for surface waters. Under the CWA, it is unlawful to discharge any pollutant from a point source into navigable waters without a permit. The U.S. Environmental Protection Agency, or the EPA, requires certain vessels to comply with a Vessel General Permit, or VGP, before the vessel can legally operate and discharge wastewaters, including ballast water, in U.S. waters. We have submitted appropriate filings to obtain coverage under the VGP.

The current “2013 VGP” became effective on December 19, 2013 and expires on December 19, 2018. In addition to the ballast water best management practices required under the prior VGP, the 2013 VGP contains numerical technology-based ballast water effluent limitations that apply to certain commercial vessels with ballast water tanks. For certain existing vessels, EPA has adopted a staggered implementation schedule to require vessels to meet the ballast water effluent limitations by the first dry-docking after January 1, 2014 or January 1, 2016, depending on the vessel size. Vessels that are constructed after December 1, 2013 are subject to the 2013 VGP ballast water numerical effluent limitations. The CWA authorizes civil and criminal penalties for discharging pollutants without a permit, failure to meet any requirement of a permit, and also allows for citizen suits against violators. The CWA does not prohibit individual states from imposing more stringent conditions, which many states have done. We comply with the 2013 VGP, and we do not currently believe that the costs associated with complying with its obligations have had or will have a material impact on our operations or financial results.

In addition, the Act to Prevent Pollution from Ships, or APPS, implements various provisions of MARPOL and applies to larger foreign-flag ships when operating in U.S. waters. The regulatory mechanisms established in APPS to implement MARPOL are separate and distinct from the CWA and other federal environmental laws. Civil and criminal penalties may be assessed under APPS for non-compliance.

Additional Ballast Water Regulations

The United States National Invasive Species Act, or NISA, and the U.S. Coast Guard’s regulations enacted under NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, including a limit on the concentration of living organisms in ballast water discharged in such waters. Newbuilding vessels constructed after December 1, 2013 are required to have a ballast water treatment system installed, and existing vessels are required to have a ballast water treatment system installed on the first scheduled dry-dock after January 1, 2016. Individual vessel implementation schedules have been extended in cases where vessel owners have demonstrated that compliance is not technologically feasible. As there are no U.S. Coast Guard approved ballast water treatment systems, all vessels who apply for an extension receive one. The U.S. Coast Guard regulations also require vessels to maintain a ballast water management plan that is specific for that vessel and assigns responsibility to the master or appropriate official to understand and execute the ballast water management strategy for that vessel. Individual U.S. states have also enacted laws to address invasive species through ballast water and hull cleaning management and permitting requirements. For the vessels that will be subject to the requirements, under NISA or otherwise, the estimated cost to fit a ballast water treatment system ranges from approximately $0.4 million to $0.5 million for a Panamax size vessel and below, and from approximately $0.7 million to $0.8 million for a post-Panamax size.

Clean Air Act

The Clean Air Act, or the CAA, and its implementing regulations subjects our vessels to vapor control and recovery requirements when cleaning fuel tanks and conducting other operations in regulated port areas and to air emissions standards for our engines while operating in U.S. waters. The EPA has adopted standards that apply to certain engines installed on U.S. vessels and to marine diesel fuels produced and distributed in the United States. These standards, which are being implemented in two stages (effective in 2011 and 2016, respectively), are consistent with Annex VI of MARPOL and establish significant reductions for vessel emissions of particulate matter, sulfur oxides and nitrogen oxides.

The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and industrial areas. Several SIPs regulate emissions from degassing operations by requiring the installation of vapor control equipment on vessels. California has enacted regulations which apply to ocean-going vessels’ engines when operating within 24 miles of the California coast and require operators to use low sulfur fuels. California also approved regulations to reduce emissions from diesel auxiliary engines on certain ocean-going vessels while in California ports, including container ship fleets that make 25 or more annual visits to California ports. These federal and state requirements may increase our capital expenditures and operating costs while in applicable ports. As with other U.S. environmental laws, failure to comply with the Clean Air Act may subject us to enforcement action, including payment of civil or criminal penalties and citizen suits.

Canada

Canada has established a complex regulatory enforcement system under the jurisdiction of various ministries and departments for preventing and responding to a marine pollution incident. The principal statutes of this system prescribe measures to prevent pollution, mandate remediation of marine pollution, and create civil, administrative and quasi-criminal liabilities for those responsible for a marine pollution incident.

Canada Shipping Act, 2001

The Canada Shipping Act, 2001, or CSA 2001, is Canada’s primary legislation governing marine transport, pollution and safety. CSA 2001 applies to all vessels operating in Canadian waters and in the Exclusive Economic Zone of Canada. CSA 2001 requires ship-owners to have in place an arrangement with an approved pollution response organization. Vessels must carry a declaration, which identifies the vessel’s insurer and confirms that an arrangement with a response organization is in place. CSA 2001 also makes it a strict liability offense to discharge from a vessel a pollutant, including, among other things, oil. Vessels must have a shipboard oil pollution plan and implement the same in respect of an oil pollution incident. CSA 2001 provides the authorities with broad discretionary powers to enforce its requirements, and violations of CSA 2001 requirements can result in significant administrative and quasi-criminal penalties. CSA 2001 authorizes the detention of a vessel where there are reasonable grounds for believing that the vessel caused marine pollution or that an offense has been committed. Canada’s Department of Transport has also enacted regulations on ballast water management under CSA 2001. These regulations require the use of management practices, including mid-ocean ballast water exchange.

Canadian Environmental Protection Act, 1999

The Canadian Environmental Protection Act, or CEPA, regulates water pollution, including disposal at sea and the management of hazardous waste. CEPA prohibits the disposal or incineration of substances at sea except with a permit issued under CEPA, the importation or exportation of a substance for disposal at sea without a permit, and the loading on a ship of a substance for disposal at sea without a permit. Contravention of CEPA can result in administrative and quasi-criminal penalties, which may be increased if damage to the environment results and the person acted intentionally or recklessly. A vessel also may be seized or detained for contravention of CEPA’s prohibitions. Costs and expenses of measures taken to remedy a condition or mitigate damage resulting from an offense are also recoverable. CEPA establishes liability to the Canadian government authorities that incur costs related to restoration of the environment, or to the prevention or remedying of environmental damage, or an environmental emergency. Limited defenses are provided but generally do not cover violations arising from ordinary vessel operations.

Marine Liability Act

The Marine Liability Act, or MLA, is the principal legislation dealing with liability of ship-owners and operators in relation to passengers, cargo, pollution and property damage. The MLA implements various international maritime conventions and creates strict liability for a vessel owner for damages from oil pollution from a ship, as well as for the costs and expenses incurred for clean-up and preventive measures. Both governments and private parties can pursue vessel owners for damages sustained or incurred as a result of such an incident. Although the act does provide some limited defenses, they are generally not available for spills or pollution incidents arising out of the routine operation of a vessel. The act limits the overall liability of a vessel owner to amounts that are determined by the tonnage of the containership. The MLA also provides for the creation of a maritime lien over foreign vessels for unpaid invoices to ship suppliers operating in Canada.

Wildlife Protection

The Migratory Birds Convention Act, or MBCA, implements Canada’s obligations under a bilateral treaty between the United States and Great Britain (on behalf of Canada) designed to protect migrating birds that cross North American land and water areas. The MBCA prohibits the deposit of any substance that is harmful to migratory birds in any waters or area frequented by migratory birds. A foreign vessel involved in a violation may be detained within Canada’s Exclusive Economic Zone with the consent of the attorney general. The Fisheries Act prohibits serious harm to fish (which means causing the death of fish or the permanent alteration or destruction of fish habitat) or the deposit of a deleterious substance in waters frequented by fish. The owner of a deleterious substance, the person having control of the substance and the person causing the spill must report the spill and must take all reasonable measures to prevent or remedy adverse effects resulting from a spill. The Species at Risk Act protects endangered aquatic species and migratory birds and their designated critical habitat. Violations of these Acts can be committed by a person or a vessel and may result in significant administrative and quasi-criminal penalties.

British Columbia’s Environmental Management Act

British Columbia’s Environmental Management Act, or EMA, governs spills or releases of waste into the environment within the province in a manner or quantity that causes pollution. EMA imposes absolute, retroactive, joint and separate liability for remediation of a contaminated site. Provincial government authorities have powers to order remediation of contamination and any person, including, among others, the government, who incurs costs remediating contamination caused by others has a civil cause of action for cost recovery against the polluters. Significant administrative and quasi-criminal penalties can also be imposed under EMA if a person causes damage to the aquatic, ambient or terrestrial environment.

China

Pursuant to new regulations that became effective January 1, 2012, prior to our vessels entering any ports in the People’s Republic of China, or the PRC, we are required to enter into pollution clean-up agreements with pollution response companies approved by the PRC. Through a local agency arrangement, we have contracted with approved companies. These pollution clean-up agreements are not required if the vessel is only passing through PRC waters.

European Union Requirements

In waters of the European Union, or the EU, our vessels are subject to regulation by EU-level legislation, including directives implemented by the various nations through laws and regulations of these requirements. These laws and regulations prescribe measures, among others, to prevent pollution, protect the environment and support maritime safety. For instance, the EU has adopted directives that require member states to refuse access to their ports to certain sub-standard vessels, according to various factors, such as the vessel’s condition, flag, and number of previous detentions. Member states must, among other things, inspect minimum percentages of vessels using their ports annually (based on an inspection “share” of the relevant member state of the total number of inspections to be carried out within the EU and the Paris Memorandum of Understanding on Port State Control region), inspect all vessels which are due for a mandatory inspection (based, among other things, on their type, age, risk profile and the time of their last inspection) and carry out more frequent inspections of vessels with a high risk profile. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel or stop loading or unloading until the deficiencies are addressed. Member states are also required to implement their own separate systems of proportionate penalties for breaches of these standards.

Our vessels are also subject to inspection by appropriate classification societies. Classification societies typically establish and maintain standards for the construction and classification of vessels, supervise that construction is according to these standards, and carry out regular surveys of ships in service to ensure compliance with the standards. The EU has adopted directives that provide member states with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of classification societies that are negligent in their duties. The EU requires member states to monitor these organizations’ compliance with EU inspection requirements and to suspend any organization whose safety and pollution prevention performance becomes unsatisfactory.

The EU’s directive on the sulfur content of fuels restricts the maximum sulfur content of marine fuels used in vessels operating in EU member states’ territorial seas, exclusive economic zones and pollution control zones. The directive provides for more stringent rules on maximum sulfur content of marine fuels applicable in specific Sulfur Emission Control Areas, or SECAs, such as the Baltic Sea and the North Sea, including the English Channel. Further sea areas may be designated as SECAs in the future by the IMO in accordance with Annex VI of MARPOL. Under this directive, we may be required to make expenditures to comply with the sulfur fuel content limits in the marine fuel our vessels use in order to avoid delays or other obstructions to their operations, as well as any enforcement measures which may be imposed by the relevant member states for non-compliance with the provisions of the directive. We also may need to make other expenditures (such as expenditures related to washing or filtering exhaust gases) to comply with relevant sulfur oxide emissions levels. Recently, a new directive of the European Parliament and the European Council entered into force, which amends the existing one to bring the above requirements in line with Annex VI of MARPOL. It also makes certain of these requirements more stringent. These and other related requirements may require additional capital expenditures and increase our operating costs.

Another EU directive requires member states to cooperate to detect pollution discharges and impose criminal sanctions for certain pollution discharges committed intentionally, recklessly or by serious negligence and to initiate proceedings against ships at their next port of call following the discharge. Penalties may include fines and civil and criminal penalties.

The EU also authorizes member states to adopt the IMO’s Bunker Convention, discussed above, that imposes strict liability on shipowners for pollution damage caused by spills of oil carried as fuel in vessels’ bunkers and requires vessels of a certain size to maintain financial security to cover any liability for such damage. Most EU member states have ratified the Bunker Convention.

The EU has recently adopted a regulation which sets forth rules relating to vessel recycling and management of hazardous materials on vessels. The new regulation contains requirements for the recycling of vessels at approved recycling facilities that must meet certain requirements, so as to minimize the adverse effects of recycling on human health and the environment. The new regulation also contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The new regulation seeks to facilitate the ratification of the IMO Recycling Convention. The new regulation applies to vessels flying the flag of a member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials which complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The new regulation is to apply not earlier than December 31, 2015 and not later than December 31, 2018, although certain of its provisions will begin to apply from December 31, 2014 and certain others from December 31, 2020.

The EU is currently considering other proposals to further regulate vessel operations. The EU has adopted an Integrated Maritime Policy for the purposes of achieving a more coherent approach to maritime issues through coordination between different maritime sectors and integration of maritime policies. The Integrated Maritime Policy has sought to promote the sustainable development of the European maritime economy and to protect the marine environment through cross-sector and cross-border cooperation of maritime participants. The EU Commission’s proposals included, among other items, the development of environmentally sound end-of-life ship dismantling requirements, promotion of the use of shore-side electricity by ships at berth in EU ports to reduce air emissions, and consideration of options for EU legislation to reduce greenhouse gas emissions from maritime transport.

The EU, any individual country or other competent authority may adopt additional legislation or regulations applicable to us and our operations.

Other Greenhouse Gas Legislation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, became effective. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. More than 27 nations, including the United States, have entered into the Copenhagen Accord, which is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. The Paris Agreement was adopted in 2015. This agreement deals with green house gas emission reduction measures and targets from 2020 to limit the global average temperature increase. International shipping was not included in this agreement but it is expected that its adoption may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping.

The IMO, EU, Canada, the United States and other individual countries, states and provinces are evaluating various measures to reduce greenhouse gas emissions from international shipping, which may include some combination of market-based instruments, a carbon tax or other mandatory reduction measures. The EU recently adopted Regulation (EU) 2015/757, or the MRV Regulation, which concerns the monitoring, reporting and verification of carbon dioxide, or CO2, emissions from vessels. The MRV Regulation applies to all vessels over 5,000 gross tonnage (except for a few types, including, but not limited to, warships and fish catching or fish-processing vessels), irrespective of flag, in respect of CO2 emissions released during voyages within the EU as well as EU incoming and outgoing voyages. The first reporting period will commence on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, Canada, the United States or other individual jurisdictions where we operate, that restrict emissions of greenhouse gases from vessels, could require us to make significant capital expenditures and may materially increase our operating costs.

Other Regions

We may be subject to environmental and other regulations that have been or may become adopted in other regions of the world that may impose obligations on our vessels and may increase our costs to own and operate them. Compliance with these requirements may require significant expenditures on our part and may materially increase our operating costs.

Vessel Security Regulations

Since September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. In November 2002, the Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, the United States Coast Guard has issued regulations requiring the implementation of certain security requirements aboard vessels operating in U.S. waters. Similarly, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security, which came into effect in July 2004. The new chapter imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to- shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures if such vessels have on board a valid International Ship Security Certificate, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our existing vessels have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Taxation of the Company

United States Taxation

The following is a discussion of the expected material U.S. federal income tax considerations applicable to us. This discussion is based upon the provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, legislative history, judicial authority and administrative interpretations, as of the date of this prospectus supplement, all of which are subject to change, possibly with retroactive effect or are subject to different interpretations. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below.

The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us. No ruling has been requested from the IRS regarding any matter affecting us. The statements made herein may not be sustained by a court if contested by the IRS.

Taxation of Operating Income

We expect that substantially all of our gross income will be attributable to the transportation of cargo. For this purpose, gross income attributable to transportation, or Transportation Income, includes income from the use (or hiring or leasing for use) of a vessel to transport cargo and the performance of services directly related to the use of any vessel to transport cargo and, thus, includes time charter and bareboat charter income.

Fifty percent (50%) of Transportation Income attributable to transportation that either begins or ends, but that does not both begin and end, in the United States, or U.S. Source International Transportation Income, is considered to be derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States, or U.S. Source Domestic Transportation Income, is considered to be 100% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

We believe that we have not earned any U.S. Source Domestic Transportation Income, and we expect that we will not earn any such income in future years. However, certain of our activities give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of our U.S. Source International Transportation Income. Unless the exemption from tax under Section 883 of the Code, or the Section 883 Exemption, applies, our U.S. Source International Transportation Income generally will be subject to U.S. federal income taxation under either the net basis and branch profits tax or the 4% gross basis tax, each of which is discussed below.

The Section 883 Exemption

In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, or the Section 883 Regulations, it will not be subject to the net basis and branch profits taxes or the 4% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it (a) is organized in a jurisdiction outside the United States that grants an exemption from tax to U.S. corporations on international Transportation Income, or an Equivalent Exemption, (b) satisfies one of three ownership tests, or Ownership Test, described in the Section 883 Regulations and (c) meets certain substantiation, reporting and other requirements.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy all substantiation, reporting and other requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Income will be exempt from U.S. federal income taxation provided we satisfy the Ownership Test and provided we file a U.S. federal income tax return to claim the Section 883 Exemption. We believe that we currently should satisfy the Ownership Test because our Class A common shares, our Series D preferred shares, our Series E preferred shares and our Series G preferred shares are, and our Series H Preferred Shares are expected to be, primarily and regularly traded on an established securities market in the United States (and are not treated as closely held) within the meaning of the Section 883 Regulations. We can give no assurance, however, that changes in the trading, ownership or value of our Class A common shares, our Series D preferred shares, our Series E preferred shares, our Series G preferred shares or our Series H Preferred Shares will permit us to continue to qualify for the Section 883 Exemption.

The Net Basis and Branch Profits Tax

If the Section 883 Exemption does not apply, our U.S. Source International Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States, or Effectively Connected Income, if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States.

We believe that we do not have a fixed place of business in the United States. As a result, we believe that none of our U.S. Source International Transportation Income would be treated as Effectively Connected Income. While we do not expect to acquire a fixed place of business in the United States, there is no assurance that we will not have, or will not be treated as having, a fixed place of business in the United States in the future, which may, depending on the nature of our future operations, result in our U.S. Source International Transportation Income being treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate currently is 35%) and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a 30% branch interest tax could be imposed on certain interest paid, or deemed paid, by us.

If we were to sell a vessel that has produced Effectively Connected Income, we generally would be subject to the net basis and branch profits taxes with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is not considered to occur in the United States under U.S. federal income tax principles.

The 4% Gross Basis Tax

If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we generally will be subject to a 4% U.S. federal income tax on our U.S. Source International Transportation Income without the benefit of deductions.

Canadian Taxation

Under the Income Tax Act (Canada), or the Canada Tax Act, a corporation that is resident in Canada is subject to tax in Canada on its worldwide income.

Our place of residence, under Canadian law, would generally be determined on the basis of where our central management and control are, in fact, exercised. It is not our current intention that our central management and control be exercised in Canada but, even if it were, there is a specific statutory exemption under the Canada

Tax Act that provides that a corporation incorporated, or otherwise formed, under the laws of a country other than Canada will not be resident in Canada in a taxation year if its principal business in that year is “international shipping”, all or substantially all of its gross revenue for that year consists of gross revenue from “international shipping”, and it was not granted articles of continuance in Canada before the end of that year. International shipping is defined as the operation of ships that are owned or leased by an operator and that are used primarily in transporting passengers or goods in international traffic and includes the chartering of ships, provided that one or more persons related to the operator (if the operator and each such person is a corporation), or persons or partnerships affiliated with the operator (in any other case), has complete possession, control and command of the ship. The leasing of a ship by a lessor to a lessee that has complete possession, control and command of the ship is excluded from the international shipping definition, unless the lessor or a corporation, trust or partnership affiliated with the lessor has an eligible interest in the lessee.

The definition of “international shipping” was introduced following industry consultation, with the intent of providing shipping companies with flexibility in the manner in which they structure their intra-group chartering contracts. Based on our operations and our understanding of the foregoing intention of the definition of “international shipping”, we do not believe that we are, nor do we expect to be, resident in Canada for purposes of the Canada Tax Act, and we intend that our affairs will be conducted and operated in a manner such that we do not become a resident of Canada under the Canada Tax Act. However, if we were or become resident in Canada, we would be or become subject under the Canada Tax Act to Canadian income tax on our worldwide income and our non-Canadian resident shareholders would be or become subject to Canadian withholding tax on dividends paid in respect of our shares.

Generally, a corporation that is not resident in Canada will be taxable in Canada on income it earns from carrying on a business in Canada and on gains from the disposition of property used in a business carried on in Canada. However, there are specific statutory exemptions under the Canada Tax Act that provide that income earned in Canada by a non-resident corporation from international shipping, and gains realized from the disposition of ships used principally in international traffic, are not included in the non-resident corporation’s income for Canadian tax purposes where the corporation’s country of residence grants substantially similar relief to a Canadian resident. A Canadian resident corporation that carries on an international shipping business, as described in the previous sentence, in the Republic of the Marshall Islands is exempt from income tax under the current laws of the Republic of the Marshall Islands.

Subject to the below assumption, we expect that we will qualify for these statutory exemptions under the Canada Tax Act. Based on our operations, we do not believe that we are, nor do we expect to be, carrying on a business in Canada for purposes of the Canada Tax Act other than a business that would provide us with these statutory exemptions from Canadian income tax. The foregoing is based upon the assumption that we are a resident of the Republic of the Marshall Islands. These statutory exemptions are contingent upon reciprocal treatment being provided under the laws of the Republic of the Marshall Islands. If in the future as a non-resident of Canada, we are carrying on a business in Canada that is not exempt from Canadian income tax, or these statutory exemptions are not accessible due to changes in the laws of the Republic of the Marshall Islands or otherwise, we would be subject to Canadian income tax on our non-exempt income earned in Canada which could reduce our earnings available for distribution to shareholders.

Certain of our subsidiaries are residents of Canada for purposes of the Canada Tax Act. These subsidiaries are subject to Canadian tax on their worldwide income, and we will be subject to Canadian withholding tax on dividends we will receive from those subsidiaries. Based on the nature and extent of the operations of these subsidiaries, we do not expect the amount of Canadian income and withholding tax to be significant in relation to our earnings.

MANAGEMENT

Directors and Officers

The following table provides information about our directors, executive officers and key employees.

NAME	AGE	POSITION
Kyle R. Washington	46	Co-Chairman of the board of directors and Co-Founder
Gerry Wang	54	Chief Executive Officer, Co-Chairman of the board of directors and Co-Founder
Peter Curtis	57	Chief Operating Officer
David Spivak	48	Chief Financial Officer
Mark Chu	49	General Counsel and Vice President, Corporate Development
John C. Hsu	52	Director
Harald H. Ludwig	61	Director
David Lyall	59	Director
Nicholas Pitts-Tucker	65	Director
Graham Porter	46	Director and Co-Founder
Peter S. Shaerf	62	Deputy Chair of the board of directors

Kyle R. Washington. Kyle R. Washington was appointed as chairman of the board in May 2005 and in February 2011 became co-chairman with Gerry Wang. From 2005 to 2011 he served as chairman of Seaspan Marine Services Ltd., or SMSL, and certain of its operating subsidiaries. From 1998 to 2006, Mr. Washington was a director and executive chairman of Seaspan ULC (formerly Washington Marine Group), a marine transportation company that is involved in shipdocking, barging and shipyard enterprises. From 2007 to 2010, Mr. Washington was a general partner in CopperLion Capital, a private equity fund. In 2009, Mr. Washington returned as a director and executive chairman of Seaspan ULC and was appointed as a director of Envirocon, Inc., Modern Machinery Co., Inc., Montana Rail Link, Inc., Montana Resources, Inc. and Southern Railway of British Columbia, Ltd., all of which are within a group of companies owned by Mr. Washington’s family. Mr. Washington was an ambassador to the 2010 Winter Olympics in Vancouver and is an active supporter of many charitable organizations. He is a graduate of the University of Montana with a degree in business administration.

Gerry Wang. Gerry Wang was appointed as our chief executive officer and elected as a director in May 2005, and as co-chairman of our board of directors in February 2011. Mr. Wang joined the Offshore Division of Seaspan Marine Corporation in early 1990. Mr. Wang was appointed as a director of SMSL in August 2005 and also serves as a director and officer of certain of SMSL’s operating subsidiaries. In 2011, he was elected as lead director of MagIndustries Corp. and as the chairman of the board of managers of GCI. He retired from MagIndustries Corp. in June 2015. From 1986 to 1989, Mr. Wang was the business manager for China Merchants Group in Hong Kong. He graduated from Shanghai Maritime University with a Bachelor’s degree in Navigation, and he earned a Master’s degree in International Economics under the sponsorship program of the United Nations Economic and Social Council Asia Pacific. He also obtained his Master of Science in Business Administration degree from the University of British Columbia in Vancouver, B.C., Canada.

Peter Curtis. Peter Curtis was appointed as our chief operating officer in February 2012. He is responsible for ship building programs, overall operations and commercial management of the vessels managed by us, including our vessels. From 2001 to 2012, Mr. Curtis was vice president of SSML. From 1981 to 1989, Mr. Curtis served in the South African Navy, where he attained the rank of Lt. Commander in charge of the submarine maintenance facility and design office. From 1989 to 1991, he was an associate with a firm of engineering consultants in Cape Town, working on offshore and naval architectural projects, such as offshore oil and gas as well as other marine projects. From 1991 to 1999, Mr. Curtis was with Safmarine Container Lines, where he was responsible for the operations of a mixed fleet of containerships, handy-size and cape-size bulkcarriers and also oversaw a number of new building programs. Prior to joining SSML in 2001, Mr. Curtis was based in Cyprus for two years with Columbia Ship Management as technical director. Mr. Curtis has served on the board of directors of The North England P&I Association Ltd. since 2012. In 1981, he obtained a Bachelor of Science degree in. Mechanical Engineering degree at Natal University in Durban, South Africa. Mr. Curtis also obtained his Master’s degree in Naval Architecture from University College in London, England and his Bachelor of Science in business from Stellenbosch University in South Africa.

David Spivak. David Spivak was appointed as our chief financial officer in May 2016. From 2013 to 2016, Mr. Spivak was President and Founder of Brockstreet Consulting, where he advised companies on corporate finance matters. From 1995 to 2012, Mr. Spivak worked at Citigroup, serving in various roles, including as a Managing Director in the Investment Banking and Equity Capital Markets Groups, as well as the Canadian Head of Global Capital Structuring and Chief Operating Officer of Citigroup Global Markets Canada. From 2005 to 2009, he was based in New York and led Citigroup’s equity capital markets business in the aircraft leasing, maritime and SPAC sectors. Prior to joining Citigroup, Mr. Spivak worked at Coopers & Lybrand in their Financial Advisory Services Group. Mr. Spivak holds a Bachelor of Commerce (Honours) degree with Distinction from the University of Manitoba and an MBA with High Honors from the University of Chicago. He is a Certified Public Accountant (inactive) and currently serves as a Director of Höegh LNG Partners LP.

Mark Chu. Mark Chu was appointed as our general counsel in March 2012, secretary in July 2013 and vice president, corporate development in September 2015. From 2009 to 2012, Mr. Chu was a partner in the law firm Farris, Vaughan, Wills & Murphy LLP. From 2004 to 2009 he was a tax partner at KPMG LLP. His practice encompassed all areas of Canadian taxation, including mergers and acquisitions, financings, initial public offerings, corporate reorganizations and dispute resolution. Mr. Chu is a chartered professional accountant, initially admitted as a member of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants in 1993, and a barrister and solicitor, called to the British Columbia bar in 1997. Mr. Chu obtained his business and law degrees from the University of British Columbia.

John C. Hsu. John C. Hsu was appointed as a director in April 2008 and is chair of the compensation committee. Mr. Hsu’s family has been in the business of owning and operating bulkers, tankers, and specialized ships for generations through entities such as Sincere Navigation Corp. (Taiwan-listed) and Oak Maritime, Inc., for which he currently serves as a director. Since 1993, Mr. Hsu has been responsible for managing the Hsu family’s investment portfolio, consisting of publicly-listed securities, hedge funds, and private equity investments with their family office, OSS Capital. Also, he is currently a director of Isola Capital, based in Hong Kong, which manages direct investments in Asian private equity. From 2008 to 2012, he was chairman of a Taiwanese private company, TSSI Inc. (a surveillance IC solutions provider). From 2003 to 2010, Mr. Hsu was partner of Ajia Partners, one of Asia’s largest privately-owned alternative investment firms. From 1998 to 2002, he was chief investment officer of Matrix Global Investments, a hedge fund in U.S.-listed technology companies. Mr. Hsu received his Bachelor of Arts degree from Colgate University and his Masters of Business Administration degree from Columbia University, and is fluent in Japanese and Mandarin.

Harald H. Ludwig. Harald H. Ludwig has served as a director since August 2012 and is a member of the governance and conflicts committee. Mr. Ludwig has over 30 years of extensive business and investment experience, including as president of Macluan Capital Corporation (a diversified private equity investment company), as a director and former co-chairman of Lions Gate Entertainment Corp., and as a director of West Fraser Timber Co. Ltd. Mr. Ludwig is also a founding partner or private equity investor in a number of North American and international private equity firms, hedge funds, mezzanine lenders, growth capital providers, distressed investment firms and real estate investment vehicles. He is a member of the Advisory Board of Tennenbaum Capital Partners, LLC and a governor of the British Columbia Children’s Hospital Foundation. Mr. Ludwig graduated from Simon Fraser University and holds an L.L.B. from Osgoode Hall Law School.

David Lyall. David Lyall has served as a director since May 2012 and is a member of the governance and conflicts committee. Mr. Lyall has more than 30 years of experience in the financial services industry and is currently the vice-chairman, a member of the board of directors and head of institutional sales at Haywood Securities Inc. Mr. Lyall began his career in 1979 as an investment advisor in Vancouver, British Columbia.

From 1983 to 1998, he was vice-president and director in the institutional sales department at First Marathon Securities in Vancouver and was part of a team that developed First Marathon’s institutional sales department for Canada and the United States. In 1998, Mr. Lyall joined Haywood Securities Inc., a 100% employee-owned investment dealer with more than 300 employees in its Canadian offices in Vancouver, Calgary and Toronto, Canada, as well as in London, England. Haywood Securities Inc. is a member of the Toronto Stock Exchange, the TSX Venture Exchange, the Montreal Exchange, the Canadian National Stock Exchange, the Canadian Investor Protection Fund and the Investment Industry Regulatory Organization of Canada. Haywood Securities has over $5 billion in assets under administration. Mr. Lyall graduated with a Bachelor of Arts degree from the University of British Columbia in 1977.

Nicholas Pitts-Tucker. Nicholas Pitts-Tucker was appointed as a director in April 2010 and is chair of the audit committee and a member of the compensation committee and the governance and conflicts committee. Mr. Pitts-Tucker joined Sumitomo Mitsui Banking Corporation in 1997, following 14 years at Deutsche Morgan Grenfell and over 10 years at Grindlays Bank Limited in Asia. At Sumitomo Mitsui Banking Corporation, Mr. Pitts-Tucker served for 13 years with particular emphasis on project shipping and aviation finance in Asia, Europe and the Middle East. He also served on the board as an executive director of Sumitomo Mitsui Banking Corporation Europe Limited, or SMBC Europe, and of Sumitomo Mitsui Banking Corporation in Japan, or SMBC Japan. He retired from SMBC Europe and SMBC Japan in April 2010, and also retired as a non-executive director and as a member of the audit committee of SMBC Europe in April 2011. In December 2010, Mr. Pitts-Tucker was appointed as a director of Black Rock Frontier Investment Trust PLC, which is listed on the London Stock Exchange, and is a member of the audit committee. Mr. Pitts-Tucker is a member of the Royal Society for Asian Affairs, which was founded in 1901 to promote greater knowledge and understanding of Central Asia and countries from the Middle East to Japan. In August 2013, Mr. Pitts-Tucker was appointed as Governor of the University of Northampton (a leading university for the study of social enterprise in the United Kingdom). Mr. Pitts-Tucker has a Master of Arts degree from Christchurch, Oxford University and a Master of Business Administration from Cranfield University.

Graham Porter. Graham Porter was elected as a director in April 2010. Mr. Porter has also served as a director of SMSL and certain of its operating subsidiaries since August 2005, and served as an executive officer of such entities prior to our acquisition of SMSL in January 2012. In 2000, Mr. Porter was part of the senior management and equity team to form Seaspan Container Lines Ltd., established to own and operate deep-sea container vessels. Mr. Porter is chairman of Tiger Group, a Cayman Islands investment firm which, through affiliates, holds shares in us and in other shipping ventures. He graduated with a degree in business, major in transportation and logistics and minor in accounting, from the University of British Columbia in Vancouver, British Columbia. Mr. Porter resides in Hong Kong.

Peter S. Shaerf. Peter S. Shaerf was elected as a director in August 2005 and is chair of the governance and conflicts committee. He is also a member of the audit committee and the compensation committee and, since February 2011, has served as deputy chair of our board of directors. Since 2002, Mr. Shaerf has been a Managing Director and partner at AMA Capital Partners, an investment bank and private equity firm specializing in the maritime industry. From 1998 until April 2002, Mr. Shaerf was a managing director of Poseidon Capital Corp., an independent maritime consulting and investment company that works extensively in the investment community. From 1980 to 2002, he was a partner of The Commonwealth Group, a brokerage and consulting company that specialized in the dry cargo and container markets. From 1977 to 1980, he was a director of Common Brothers U.S.A. Ltd., a shipbroking subsidiary of a British shipowner of dry cargo and tanker tonnage. He has served as a director of four publicly listed shipping companies. Currently Mr. Shaerf is a director of Interlink Maritime Corp., a Bermuda based owner of handysize bulkcarriers, and of Ocean Protection Services, a United Kingdom based maritime security company. He is the chairman emeritus and past chairman of New York Maritime Inc. (NYMAR), a leading global trade association that promotes New York as a maritime center, he is a member of the American Bureau of Shipping and a member of the finance subcommittee of the U.S. government sponsored Marine National Advisory Council. Mr. Shaerf holds a Bachelor of Arts degree in international business law from the London Metropolitan University.

Board Practices

General

Our board of directors currently consists of eight members. Each member is elected to hold office until the next succeeding annual meeting of shareholders and until such director’s successor is elected and has qualified. The co-chairmen of our board of directors are Gerry Wang and Kyle R. Washington. The deputy chairman of our board of directors is Peter S. Shaerf.

Our board of directors has determined that each of the current members of the board of directors, other than Kyle R. Washington, Gerry Wang and Graham Porter, has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us, and is, therefore, independent from management.

Committees

The board of directors has the following three committees: audit committee, compensation committee and governance and conflicts committee. The membership of these committees and the function of each of the committees are described below. Each of our committees operates under a written charter adopted by our board of directors. All of the committee charters are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

Our audit committee is composed entirely of directors who currently satisfy applicable NYSE and SEC audit committee independence standards. Our audit committee members are Nicholas Pitts-Tucker (chair), John C. Hsu and Peter S. Shaerf. All members of the committee are financially literate, and the board of directors has determined that Nicholas Pitts-Tucker qualifies as a financial expert. The audit committee assists the board of directors in fulfilling its responsibilities for general oversight of: (a) the integrity of our consolidated financial statements; (b) our compliance with legal and regulatory requirements; (c) the independent auditors’ qualifications and independence; and (d) the performance of our internal audit function and independent auditors.

Our compensation committee is composed entirely of directors who satisfy applicable NYSE independence standards. Our compensation and governance committee members are John C. Hsu (chair), Nicholas Pitts-Tucker and Peter S. Shaerf. The compensation committee: (a) reviews, evaluates and approves our agreements, plans, policies and programs to compensate our officers and directors; (b) produces a report on executive compensation which is included in our proxy statement; (c) otherwise discharges the board of directors’ responsibilities relating to the compensation of our officers and directors; and (d) performs such other functions as the board of directors may assign to the committee from time to time.

Our governance and conflicts committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our governance and conflicts committee members are Peter S. Shaerf (chair), Harald H. Ludwig, David Lyall and Nicholas Pitts-Tucker. The governance and conflicts committee (a) assists the board of directors with corporate governance practices, evaluating director independence and periodic performance evaluations of the members of the board of directors and each committee, and (b) reviews and approves transactions between us and our directors, our officers and other related parties for potential conflicts of interest on an ongoing basis.

Exemptions from NYSE Corporate Governance Rules

As a “foreign private issuer,” we are exempt from certain corporate governance rules that apply to U.S. domestic companies under NYSE listing standards. The significant way in which our corporate governance practices differ from those followed by U.S. domestic companies is that in lieu of obtaining shareholder approval prior to the adoption of equity compensation plans, the board of directors approves such adoption.

U.S. domestic companies are required to have a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. Although these rules do not apply to us as a foreign private issuer, we have a compensation committee and a governance and conflicts committee that consist of three and four directors, respectively, all of whom currently satisfy NYSE standards for independence for domestic companies. The board of directors does not have an independent nominating committee, but instead performs the nominating function.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

From time to time we have entered into agreements and have consummated transactions with certain related parties. These related party agreements include agreements relating to: the provision of services by our directors and executive officers; the sale and purchase of our common and preferred equity securities; and our investment in GCI. We may enter into related party transactions from time to time in the future. We have a governance and conflicts committee, comprised entirely of independent directors, which must approve all proposed material related party transactions. For additional information about our transactions or arrangements with our directors, officers and other related parties, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in our Annual Report on Form 20-F for the year ended December 31, 2015.

Certain Relationships and Transactions

Gerry Wang, our chief executive officer, co-founder and co-chairman of our board of directors, also provides services to GCI, GC Industrial (which is owned by affiliates of The Carlyle Group and the Tiger Member), and the Tiger Member and, as of June 2015, has an indirect interest in the Tiger Member. In addition, Mr. Wang serves as chairman of the board of managers of GCI and is a voting member of the Transaction Committee of GCI. Please read “—Our Investment in Carlyle Containership-Focused Investment Vehicle.”

Kyle R. Washington, co-founder and co-chairman of our board of directors, is the son of Dennis R. Washington, who controls entities that together represent our largest shareholder. The Washington Member has an interest in GCI and an indirect economic interest in certain incentive distributions received by GC Industrial from GCI, and GCI has granted the Washington Member a right of first refusal on containership investment opportunities. Mr. Washington serves on the board of GCI as the representative of the Washington Member and is a non-voting member of the Transaction Committee of GCI.

Graham Porter is one of our directors. An affiliated entity of Mr. Porter is a co-owner of the Tiger Member, which provides certain commercial management services with respect to the vessel investments made by GCI. Please read “—Our Investment in Carlyle Containership-Focused Investment Vehicle—Services Agreements.” Mr. Porter has an indirect economic interest in certain incentive distributions received by GC Industrial from GCI. Please read “Summary—Recent Developments—Potential Acquisition of Greater China Intermodal Investments LLC.” Mr. Porter also serves on the board of managers of GCI and is a voting member of the Transaction Committee of GCI. In addition, Mr. Porter controls certain entities which have provided and will provide certain financial services to us. Please read “—Financial Services Agreement.”

Major Shareholder

As of June 30, 2016, entities controlled by or affiliated with Dennis R. Washington or his sons Kyle R. Washington (our co-chairman) and Kevin L. Washington beneficially owned in the aggregate approximately 49.5% of our outstanding Class A common shares. As of June 30, 2016, other shareholders unaffiliated with the Washingtons also individually beneficially owned securities representing over 5% of our total voting power on a fully-diluted basis.

Our Investment in Carlyle Containership-Focused Investment Vehicle

Purpose and Members

Formed in March 2011, GCI invests primarily in newbuilding and secondhand maritime containership assets that are primarily strategic to Greater China. The members of GCI are (a) Seaspan Investment I Ltd., a subsidiary of us, or the Seaspan Member, (b) the Washington Member, (c) the Tiger Member and (d) GC Industrial. GCI’s fleet of 20 containerships is comprised primarily of modern large and ultra-large vessels, including 15 on-the-water and five newbuildings with delivery dates scheduled through the end of 2017.

Capital Commitments

GC Industrial, the Seaspan Member and the Washington Member have agreed to make aggregate capital commitments of up to $900.0 million in GCI. GC Industrial has committed up to $775.0 million ($750.0 million of which is a commitment from the Carlyle affiliate members of GC Industrial and $25.0 million of which is a commitment from the Tiger Member), the Washington Member has committed up to $25.0 million and the Seaspan Member has committed up to $100.0 million. The Tiger Member will contribute services to GCI, and 50% of the fees for such services will be paid to the Tiger Member in the form of an equity interest in GCI.

GC Industrial’s capital commitment will be reduced to the extent it separately invests in non-containership assets, in which case the capital commitments of other members would be proportionately reduced. We currently have an ownership interest in GCI of approximately 10.7%. As of June 30, 2016, our investment in GCI totaled approximately $48.1 million.

Distributions

GCI’s available cash is distributed as and when determined by GCI’s board of managers. Distributions will be made first proportionately to the members to return their respective capital contributions and then proportionately to the members until a cumulative compounded rate of return of 12% has been generated on all member capital contributions. Further distributions will be divided between the members, pro rata in accordance with their respective percentage interests, and GC Industrial, which is entitled to incentive distributions ranging from 20% to 30% depending on the amount of the distributions.

Mr. Wang and Mr. Porter hold economic interests in the Tiger Member, which is a member of GC Industrial. Accordingly, they have indirect economic interests in any incentive distributions received by GC Industrial from GCI. The Washington Member has an indirect interest in the Tiger Member, and, accordingly, has an indirect economic interest in any incentive distributions received by GC Industrial from GCI.

Governance

GCI is governed by a board of managers initially consisting of up to nine members. GC Industrial has the right to designate five members, the Tiger Member has the right to designate two members, who are Gerry Wang and Graham Porter, and the Washington Member and the Seaspan Member each have the right to designate one member. Our chief executive officer and co-chairman of our board of directors, Mr. Wang, and our director, Mr. Porter, each provide services to GCI and GC Industrial and pursue investment opportunities for GCI and GC Industrial.

GCI has a Transaction Committee, which is primarily responsible for approving the purchase, newbuild contracting, chartering, financing and technical management of new and existing investments. The voting members of the Transaction Committee are Mr. Wang, Mr. Porter and two GC Industrial designees. Our co-chairman and the Washington Member designee on GCI’s board of managers, Kyle R. Washington, is a non-voting member of the Transaction Committee. The Seaspan Member does not have a designee on the Transaction Committee, although Mr. Washington provides to us certain Transaction Committee materials, subject to a confidentiality agreement.

Services Agreements

We, the Tiger Member and Carlyle have each agreed to provide certain services to GC Intermodal Operating Company, a subsidiary of GCI. Pursuant to a management agreement, we provide technical and commercial management services with respect to the vessel investments made by GCI for a daily fee of $750 per vessel once a vessel begins operation, as well as construction supervision fees ranging from $550,000 to $650,000 per newbuilding vessel, depending on the size of the vessel. The Tiger Member provides GCI with financial and strategic advisory services pursuant to a management agreement. The Tiger Member generally is entitled to

(a) charter fees equal to 1.0% of the monthly gross charter revenue from GCI vessels, (b) transaction fees equal to 0.80% of the purchase or sales price of vessel or newbuilding contracts, payable upon delivery of the vessel and (c) financing fees equal to 0.40% of the aggregate amount of debt or lease financing provided by non-Greater China banks or financial institutions and 0.80% for debt or financing provided by Greater China banks or financial institutions. Carlyle is entitled to transaction, financing and management fees pursuant to a consulting agreement.

Drag-Along Rights

GC Industrial has customary “drag-along” rights, which will permit it to require other GCI members to join in on sales by GCI Industrial to a third party of a majority of GCI interests. In this case, each member will be required to transfer a percentage of its interest based on the members respective interests in GCI, on terms no less favorable than those offered to GC Industrial. The aggregate purchase price payable in connection with such sale will be allocated among the selling members as if the proceeds were distributed as described above in “—Distributions.”

Rights of First Refusal

Our right of first refusal arrangement with GCI, or the ROFR, expired on March 31, 2016. The ROFR was established in March 2011 and provided for the allocation of certain containership newbuilding and acquisition opportunities between us and GCI. Following expiration of the ROFR, there are no binding arrangements between us and GCI relating to any such future containership opportunities.

Related Party Loans

Please see note 3 to our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2015 for a description of loans to affiliates.

Employment Agreement with Gerry Wang

On May 16, 2016, we entered into an employment agreement, or the Employment Agreement, with Gerry Wang to replace the existing employment agreement, dated December 7, 2012. Pursuant to the Employment Agreement, Mr. Wang has agreed to continue to serve as our chief executive officer and co-chairman through May 31, 2021. The Employment Agreement provides that Mr. Wang will receive an annual base salary of $1.2 million in cash, an annual target performance bonus of $1.2 million, payable in cash or in our Class A common shares, at Mr. Wang’s discretion, and an annual cash housing allowance of $250,000. In addition, Mr. Wang generally will receive transaction fees equal to 1.25% of the aggregate consideration under any binding agreement we enter into to construct, sell or acquire a vessel (or vessel-owning businesses). The transaction fees will be paid to Mr. Wang either in cash or, at our discretion, a combination of cash and up to 50% in shares of our Class A common stock. During the years ended December 31, 2013, 2014 and 2015, we paid aggregate transaction fees of $3.5 million, $7.3 million and $9.5 million, respectively, to Mr. Wang under his prior employment agreement. If (a) there is a Change of Control (as defined in the Employment Agreement) of us and (b) Mr. Wang thereafter is terminated by us other than for “Just Cause” or if he terminates with or without “Good Reason” (as each term is defined in the Employment Agreement), Mr. Wang will be entitled to certain transaction fees for transactions entered into by us after his termination. If we terminate Mr. Wang’s employment for “Just Cause” or if Mr. Wang terminates his employment without “Good Reason,” he will forfeit a portion of any earned but unpaid transaction fees.

The initial term of the Employment Agreement expires on May 31, 2021, unless terminated earlier by the parties as permitted by the Employment Agreement. If we terminate Mr. Wang’s employment other than for “Just Cause” or if Mr. Wang terminates his employment for “Good Reason,” we will pay Mr. Wang severance equal to three times the aggregate amount of his annual base salary, target performance bonus and housing allowance. Payments will be made in equal installments over 12 months.

In connection with the Employment Agreement, on May 20, 2016 we granted to Mr. Wang awards of restricted stock units, or RSUs, with an aggregate grant date fair value of $8.04 million, and performance stock units, or PSUs, also with an aggregate grant date fair value of $8.04 million, in each case related to the contemplated full five-year employment period discussed below.

The RSUs will vest and become exercisable in five equal tranches on May 31 of each of the next five years, commencing on May 31, 2017, subject to Mr. Wang’s continued employment with us. The number of Class A common shares underlying the RSU grant was determined by dividing (i) the total value of the RSU grant by (ii) the closing stock price on the grant date of $16.76. Upon (a) any Change in Control (as defined in the Employment Agreement) or (b) a termination of Mr. Wang’s employment by us other than for Just Cause, by Mr. Wang for Good Reason or due to Death or Disability (as such terms are defined in the Employment Agreement), all unvested RSUs will vest and become payable. Upon a termination of Mr. Wang’s employment by us for Just Cause or by Mr. Wang without Good Reason, all unvested RSUs will be forfeited.

The PSUs will consist of five tranches of equal value, with the number of Class A common shares underlying each tranche being determined by dividing (i) the value of the tranche by (ii) the fair value of a unit in the tranche on the grant date. Each tranche will vest when both its time and performance vesting hurdles are met. Time vesting will occur for a given tranche of PSUs if Mr. Wang is employed with us on May 31 of a particular year over each of the next five years, commencing on May 31, 2017. Performance vesting will occur for a given tranche of PSUs if the fair market value of a Class A common share equals or exceeds the applicable performance vesting share price for such tranche for any 20 consecutive trading days on or before May 31, 2021. The performance vesting share price for a tranche is set at a particular percentage above the closing stock price of a Class A common share on the grant date. The vesting hurdles for the five tranches of PSUs are set forth in the following table.

	Performance Vesting
Tranche	Vesting Price per Share	% of Closing Common Share Price of $16.76 on the Grant Date	Time Vesting (continued employment)
1	$17.60	105.00%	May 31, 2017
2	$18.48	110.25%	May 31, 2018
3	$19.40	115.76%	May 31, 2019
4	$20.37	121.55%	May 31, 2020
5	$21.39	127.63%	May 31, 2021

Mr. Wang will be permitted to pursue certain containership investment or business opportunities if, after he communicates any such opportunity to our board of directors, we decline to pursue such opportunity or do not timely complete such investment or acquisition or enter into a definitive agreement relating to the opportunity. Mr. Wang has agreed to maintain beneficial ownership of shares of our Class A common stock owned by him and by certain of his family members and affiliates during the term of the Employment Agreement in an amount equal to the greater of (a) 1.5% of our current outstanding common shares and (b) that number of shares having a value equal to 6 times his base salary. We have agreed to register with the SEC the estimated maximum number of our shares that may be earned by Mr. Wang under the Employment Agreement.

Financial Services Agreement

On May 16, 2016, we entered into a financial services agreement, or the Financial Services Agreement, with SFSL, an entity owned and controlled by our director Mr. Porter, to replace the financial services agreement dated March 14, 2011, between us and Tiger Ventures Limited, an entity also owned and controlled by Mr. Porter. Under the Financial Services Agreement, SFSL will provide us with certain strategic services, including negotiating and procuring pre-delivery and post-delivery financing or refinancing for the construction of new vessels or the acquisition of used vessels.

SFSL generally will receive fees of 0.60% or 0.80% of the aggregate principal amount of any debt or lease financing provided to us, depending upon the nature of the financing. The audit committee of our board of directors may approve financing fees of up to 1.25% of the aggregate principal amount of debt or lease financings if it determines that the financing is a significant innovation which improves our capital structure or lowers our weighted average cost of capital. SFSL is entitled to financing fees whether or not it proposes or initiates the debt or lease financings. Public offerings and certain private placements of debt securities are excluded from the transactions subject to the Financial Services Agreement.

Financing fees will be paid to SFSL either in cash or, at our discretion, a combination of cash and up to 50% in shares of our Class A common stock. A portion of such shares will be subject to a four-year lock-up agreement. The Financial Services Agreement will expire on May 31, 2021 unless terminated earlier by either party in accordance with the terms of the agreement. We may terminate the agreement at any time upon providing SFSL advance notice. If we terminate the agreement other than (a) because Graham Porter no longer controls SFSL or (b) due to a breach by or insolvency event involving SFSL, we must pay to SFSL a cash termination payment of $6.25 million.

Under the terms of the Financial Services Agreement, SFSL will present to our board of directors for consideration certain containership investment or other containership business opportunities known to SFSL and which opportunities are consistent with our business. SFSL will be permitted to pursue any of these opportunities if we decline to pursue such opportunity or do not timely complete such investment or acquisition or enter into a definitive agreement relating to the opportunity. We have agreed to register with the SEC the shares SFSL earns under the Financial Services Agreement.

During the years ended December 31, 2013, 2014 and 2015, we paid aggregate arrangement fees of $6.6 million, $4.5 million and $8.6 million, respectively, to affiliates of Mr. Porter under a prior financial services agreement.

Private Placement of Class A Common Shares

On May 27, 2016, we issued an aggregate of 1,020,408 of our Class A common shares in a private placement to our chief executive officer and to affiliates of our director Graham Porter and of Dennis Washington, respectively, at a price of $14.70 per share. This was the same price per share at which we sold Class A common shares to the public in our concurrent public offering.

Registration Rights Agreements

In connection with each of our initial public offering, our 2009 issuance of Series A preferred shares, our investment in GCI, our acquisition of SMSL in 2012, the Employment Agreement, the Financial Services Agreement and the Series F preferred share private placement, we entered into one or more registration rights agreements pursuant to which we agreed to file, subject to the terms and conditions of the applicable registration rights agreements, a registration statement under the Securities Act of 1933, as amended, or the Securities Act, and applicable state securities laws, covering common shares issued and/or issuable pursuant to the relevant transaction. Entities affiliated with Dennis R. Washington, his son Kyle R. Washington, the co-chairman of our board of directors, and Graham Porter, one of our directors, as well as Gerry Wang, our chief executive officer and co-chairman, are parties to one or more of these agreements. Certain of the registration rights agreements give the counterparties piggyback registration rights allowing them to participate in offerings by us to the extent that their participation does not interfere or impede with our offering. In each case, we are obligated to pay substantially all expenses incidental to the registration, excluding underwriting discounts and commissions.

FINANCING FACILITIES

The following table summarizes our long-term debt and lease obligations as of June 30, 2016:

	Amount Outstanding(1)	Amount Committed	Amount Available
	(in millions)	(in millions)	(in millions)
Long-Term Debt
Revolving credit facilities(2)	$990.5	$1,140.5	$150.0
Term loan credit facilities	1,981.1	2,052.3	71.2
Senior unsecured notes	345.0	345.0	—

Total Long-Term Debt	$3,316.6	$3,537.8	$221.2

Lease Facilities
COSCO Faith—13100 TEU vessel (non-recourse to Seaspan Corporation)	79.4	79.4	—
COSCO Pride—13100 TEU vessel (non-recourse to Seaspan Corporation)	112.7	112.7	—
Leases for three 4500 TEU vessels	138.5	138.5	—
Leases for five 11000 TEU vessels	81.2	420.8	339.6

Total Lease Facilities	411.8	751.4	339.6

Total Long-Term Debt and Lease Facilities(3)	$3,728.4	$4,289.2	$560.8

(1)	Includes amounts owed by wholly-owned subsidiaries of Seaspan Corporation, which are non-recourse to Seaspan Corporation.
(2)	Includes a $150.0 million revolving loan facility which was undrawn at June 30, 2016. This revolving loan facility includes features providing for an increase in commitments by up to $30.0 million, enabling a total facility size of up to $180.0 million.
(3)	At June 30, 2016, our operating borrowings were $3.4 billion (December 31, 2015—$3.5 billion). The remaining amount of our borrowings related to the construction of newbuilding vessels.

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of vessels. As of June 30, 2016, our credit facilities are, or will be upon vessel delivery, secured by first-priority mortgages granted on 73 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of June 30, 2016, our revolving credit facilities, term loans and senior unsecured notes, or our Notes, provided for borrowings of up to approximately $3.5 billion, of which approximately $3.3 billion was outstanding and $0.2 billion was available to be drawn by us. Interest payments on our revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 1.25% as of June 30, 2016. We may prepay certain loans under our revolving credit facilities without penalty, other than breakage costs and opportunity costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, such as the sale or loss of a vessel where we do not substitute another appropriate vessel. Amounts prepaid in accordance with these provisions may be re-borrowed, subject to certain conditions.

Interest payments on our term loans are based on either LIBOR plus margins, which ranged between 0.4% and 4.8% as of June 30, 2016, or, for a portion of one of our term loans, the commercial interest reference rate of KEXIM plus a margin, which was 0.7% as of June 30, 2016. We may prepay all term loans without penalty, other than breakage costs in certain circumstances and in one case a prepayment fee under certain circumstances.

We are required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel if we do not substitute another appropriate vessel. Amounts prepaid in accordance with these provisions may not be re-borrowed.

Our Notes

Our Notes mature on April 30, 2019 and bear interest at a fixed rate of 6.375% per year, payable quarterly in arrears. In the event of certain changes in withholding taxes, at our option, we may redeem our Notes in whole, but not in part, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest, if any.

Our Lease Facilities

We use our lease facilities to finance the construction and acquisition of vessels. Our lease facilities, which do not include our operating leases, are provided by bank financial leasing owners who own or will own our 10 leased vessels. These banks are also granted other related security, such as assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

At June 30, 2016, our lease facilities provided for borrowings of approximately $751.4 million, of which approximately $411.8 million was outstanding and $339.6 million was available to be drawn by us. Under our lease agreements, subject to payment of a termination fee in certain circumstances, we may voluntarily terminate a lease agreement. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances.

For additional information about our credit and lease facilities, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources” in our 2015 Annual Report.

DESCRIPTION OF CAPITAL STOCK

The following is a description of certain material terms of our articles of incorporation. For additional information, we refer you to our articles of incorporation, which are incorporated by reference into this prospectus.

Under our articles of incorporation, our authorized shares consist of 200,000,000 Class A common shares, par value $0.01 per share, 25,000,000 Class B common shares, par value $0.01 per share, 100 Class C common shares, par value $0.01 per share, and 150,000,000 shares of preferred shares, par value $0.01 per share. As of July 31, 2016, no Series A preferred shares, no Series B preferred shares, no Series C preferred shares, 4,981,029 Series D preferred shares, 5,370,600 Series E preferred shares, 5,600,000 Series F preferred shares, 4,600,000 Series G preferred shares, no Series R preferred shares, 105,487,736 Class A common shares, no Class B common shares and no Class C common shares were issued and outstanding.

Preferred Stock

Our articles of incorporation authorize our board of directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including, among other things:

•	the designation of the series;

•	the number of shares in the series;

•	the dividend terms and conditions of the series;

•	any redemption rights of, or sinking fund for, the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into any other security of our company or any other corporation, and, if so, the terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Our outstanding series of preferred stock are described below.

Series D Preferred Shares

In December 2012, we issued 3,105,000 of our 7.95% Series D Cumulative Redeemable Perpetual Preferred Shares. In November 2013, we issued an additional 2,000,000 Series D preferred shares. The liquidation preference of the Series D preferred shares is $25.00 per share. The shares are redeemable by us at any time on or after January 30, 2018. The shares carry an annual dividend rate of 7.95% per $25.00 of liquidation preference per share. The Series D preferred shares represent perpetual equity interests in us and, unlike our indebtedness but like our Series E, Series F and Series G preferred shares, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series D preferred shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and pari passu with the Series E, Series F and Series G preferred shares. Upon any liquidation or dissolution of us, holders of the Series D preferred shares and pari passu preferred shares with respect to liquidation (including the Series E, Series F and Series G preferred shares) will generally be entitled to receive the cash value of the liquidation preference of the Series D preferred shares or the pari passu preferred shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to our creditors, but before any distribution is made to or set aside for the holders of junior stock, including our Class A common shares. The Series D preferred shares are not convertible into common shares or other of our securities, do not have exchange rights and are not entitled to any preemptive or similar rights.

Series E Preferred Shares

In February 2014, we issued 5,400,000 of our 8.25% Series E Cumulative Redeemable Perpetual Preferred Shares. The liquidation preference of the Series E preferred shares is $25.00 per share. The shares are redeemable by us at any time on or after February 13, 2019. The shares carry an annual dividend rate of 8.25% per $25.00 of liquidation preference per share. The Series E preferred shares represent perpetual equity interests in us and, unlike our indebtedness but like our Series D, Series F and Series G preferred shares, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series E preferred shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and pari passu with the Series D, Series F and Series G preferred shares. Upon any liquidation or dissolution of us, holders of the Series E preferred shares and pari passu preferred shares with respect to liquidation (including the Series D, Series F and Series G preferred shares) will generally be entitled to receive the cash value of the liquidation preference of the Series E preferred shares or the pari passu preferred shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to our creditors, but before any distribution is made to or set aside for the holders of junior stock, including our Class A common shares. The Series E preferred shares are not convertible into common shares or other of our securities, do not have exchange rights and are not entitled to any preemptive or similar rights.

Series F Preferred Shares

On May 17, 2016, we issued 5,600,000 of our 6.95% Series F Cumulative Convertible Perpetual Preferred Shares. The liquidation preference of the Series F preferred shares is $25.00 per share. The shares carry an initial annual dividend rate of 6.95% per $25.00 of liquidation preference per share. The Series F preferred shares are redeemable, at our option, at any time after the fifth anniversary of the initial issuance date of the shares, at a price equal to the liquidation preference per share plus any accumulated and unpaid dividends to the redemption date. If Series F preferred shares remain outstanding beyond the fifth anniversary date, the annual dividend rate will increase by 1% on such date and on each anniversary date thereafter, to a maximum of 10.5% after the ninth anniversary date. In certain instances, the annual dividend rate will increase to 10.5% beginning January 1, 2018, in which event the shares will become redeemable at our option on or before that date. The Series F preferred shares represent perpetual equity interests in us and, unlike our indebtedness but like our Series D, Series E and Series G preferred shares, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series F preferred shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and pari passu with the Series D, Series E and Series G preferred shares. Upon any liquidation or dissolution of us, holders of the Series F preferred shares and pari passu preferred shares with respect to liquidation (including the Series D, Series E and Series G preferred shares) will generally be entitled to receive the cash value of the liquidation preference of the Series F preferred shares or the pari passu preferred shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to our creditors, but before any distribution is made to or set aside for the holders of junior stock, including our Class A common shares.

The holders of outstanding Series F preferred share generally are entitled to vote together with the holders of our Class A common shares, as a single class, on all matters submitted for a vote of holders of our common shares. For purposes of these voting rights, each holder of Series F preferred share is entitled to one vote for each common share issuable upon conversion of such holder’s Series F preferred shares. The holders of Series F preferred shares also have rights relating to, among other things, the issuance by us of additional parity equity securities or any senior equity securities. The holders of Series F preferred shares may convert, in whole or in part, their Series F preferred shares into Class A common shares. The number of shares of our common stock to be issued upon any conversion of the Series F preferred shares will be determined by dividing (a) an amount equal to $25.00 per Series F preferred share plus all accumulated and unpaid dividends to the conversion date, whether or not declared, by (b) the conversion price in effect at the time of the conversion. The initial conversion price is $18.00 per Series F preferred share, and is subject to appropriate adjustment for common stock dividends, splits, combinations, reclassifications or similar events relating to our Class A common shares. Subject to certain exceptions, the holders of Series F preferred shares have the general right to purchase a pro rata portion of any of our Class A common shares or of any preferred stock with general voting rights that we may issue or sell. We have agreed to register with the SEC the Class A common shares issuable upon conversion of the Series F preferred shares.

Series G Preferred Shares

In June 2016, we issued 4,600,000 of our 8.20% Series G Cumulative Redeemable Perpetual Preferred Shares. The liquidation preference of the Series G preferred shares is $25.00 per share. The shares are redeemable by us at any time on or after June 16, 2021. The shares carry an annual dividend rate of 8.20% per $25.00 of liquidation preference per share. The Series G preferred shares represent perpetual equity interests in us and, unlike our indebtedness but like our Series D, Series E and Series F preferred shares, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series G preferred shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and pari passu with the Series D, Series E and Series F preferred shares. Upon any liquidation or dissolution of us, holders of the Series G preferred shares and pari passu preferred shares with respect to liquidation (including the Series D, Series E and Series F preferred shares) will generally be entitled to receive the cash value of the liquidation preference of the Series G preferred shares or the pari passu preferred shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to our creditors, but before any distribution is made to or set aside for the holders of junior stock, including our Class A common shares. The Series G preferred shares are not convertible into common shares or other of our securities, do not have exchange rights and are not entitled to any preemptive or similar rights.

Common Stock

Our Class A common shares are our only outstanding class of common shares.

Dividends

Under our articles of incorporation, our Class A common shareholders may receive quarterly dividends. Declaration and payment of any dividend is subject to the discretion of our board of directors. The time and amount of dividends will depend upon our financial condition, our operations, our cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments, industry trends, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The Marshall Islands Business Corporations Act generally prohibits the payment of dividends other than from paid-in capital in excess of par value and our earnings or while we are insolvent or would be rendered insolvent on paying the dividend.

Our board of directors has adopted a progressive dividend policy aimed at increasing our dividends in a manner that preserves our long-term financial strength and our ability to expand our fleet. This policy is intended to increase dividends paid to holders of our Class A common shares, while continuing to permit us to pursue our growth strategy. It is our goal to increase our dividend through accretive acquisitions of additional vessels; however, there can be no assurance that we will be successful in meeting our goal.

Voting

The Class A common shares each have one vote. A majority of the Class A common shares constitutes a quorum at meetings of the shareholders. Holders of outstanding Series F preferred shares are generally entitled to vote together with the holders of our Class A common shares. Please read “—Preferred Stock—Series F Preferred Shares.”

DESCRIPTION OF SERIES H PREFERRED SHARES

The following description of the Series H Preferred Shares does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of our articles of incorporation, including the statement of designation designating the Series H Preferred Shares, or the Statement of Designation, and setting forth the rights, preferences and limitations of the Series H Preferred Shares. We will file the Statement of Designation with the Registrar of Corporations of the Republic of The Marshall Islands. A copy of the Statement of Designation may be obtained from us as described under “Where You Can Find Additional Information.”

General

The Series H Preferred Shares offered hereby are a new series of preferred shares. Upon completion of this offering, there will be 15,000,000 Series H Preferred Shares authorized, and 9,000,000 issued and outstanding (or 10,350,000 Series H Preferred Shares issued and outstanding if the underwriters exercise in full their option to purchase additional shares). We may, without notice to or consent of the holders of the then-outstanding Series H Preferred Shares, authorize and issue additional Series H Preferred Shares as well as Parity Securities and Junior Securities (each as defined under “Summary—The Offering—Ranking”) and, subject to the further limitations described under “—Voting Rights,” Senior Securities (as defined under “Summary—The Offering—Ranking”).

The holders of our common shares are entitled to receive, to the extent permitted by law, such dividends as may from time to time be declared by our board of directors. Upon any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of our common shares are entitled to receive distributions of our assets, after we have satisfied or made provision for our debts and other obligations and for payment to the holders of shares of any class or series of capital stock (including the Series H Preferred Shares) having preferential rights to receive distributions of our assets. Please read “Description of Capital Stock.”

The Series H Preferred Shares will entitle the holders thereof to receive cumulative cash dividends when, as and if declared by our board of directors out of legally available funds for such purpose. When issued and paid for in the manner described in this prospectus supplement, the Series H Preferred Shares offered hereby will be fully paid and nonassessable. Each Series H Preferred Share will have a fixed liquidation preference of $25.00 per share plus an amount equal to accumulated and unpaid dividends thereon to the date fixed for payment, whether or not declared. Please read “—Liquidation Rights.”

The Series H Preferred Shares will represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As such, the Series H Preferred Shares will rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us.

All the Series H Preferred Shares offered hereby will be represented by a single certificate issued to the Securities Depository (as defined below) and registered in the name of its nominee and, so long as a Securities Depository has been appointed and is serving, no person acquiring Series H Preferred Shares will be entitled to receive a certificate representing such shares unless applicable law otherwise requires or the Securities Depository resigns or is no longer eligible to act as such and a successor is not appointed. Please read “—Book-Entry System.”

The Series H Preferred Shares will not be convertible into common shares or other of our securities and will not have exchange rights or be entitled or subject to any preemptive or similar rights. The Series H Preferred Shares will not be subject to mandatory redemption or to any sinking fund requirements. The Series H Preferred Shares are subject to redemption, in whole or in part, at our option commencing on August 11, 2021. Please read “—Redemption.”

American Stock Transfer & Trust Company, LLC is the paying agent, or the Paying Agent, and the registrar and transfer agent, or the Registrar and Transfer Agent, for the Series H Preferred Shares. The address of the Paying Agent is 6201 15th Avenue, Brooklyn, New York 11219.

Ranking

In addition to our Series H Preferred Shares, we have established four other series of preferred shares.

•	Series D Preferred Shares. As of July 31, 2016, a total of 4,981,029 Series D preferred shares are issued and outstanding. The Series D preferred shares are redeemable by us at any time on or after January 30, 2018 and cash dividends accrue at a rate of 7.95% per annum per $25.00 of liquidation preference per share. The Series D preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

•	Series E Preferred Shares. As of July 31, 2016, a total of 5,370,600 Series E preferred shares are issued and outstanding. The Series E preferred shares are redeemable by us at any time on or after February 13, 2019 and cash dividends accrue at a rate of 8.25% per annum per $25.00 of liquidation preference per share. The Series E preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

•	Series F Preferred Shares. As of July 31, 2016, a total of 5,600,000 Series F preferred shares are issued and outstanding. The Series F preferred shares are redeemable by us at any time on or after May 17, 2021 and cash dividends accrue at a rate of 6.95% per annum per $25.00 of liquidation preference per share. If Series F preferred shares remain outstanding beyond the fifth anniversary date, the annual dividend rate will increase by 1% on such date and on each anniversary date thereafter, to a maximum of 10.5% after the ninth anniversary date. In certain instances, the annual dividend rate will increase to 10.5% beginning January 1, 2018, in which event the shares will become redeemable at our option on or before that date. The Series F preferred shares are convertible into Class A common shares under certain circumstances.

•	Series G Preferred Shares. As of July 31, 2016, a total of 4,600,000 Series G preferred shares are issued and outstanding. The Series G preferred shares are redeemable by us at any time on or after June 16, 2021 and cash dividends accrue at a rate of 8.20% per annum per $25.00 of liquidation preference per share. The Series G preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

The rights, preferences and limitations of the Series D, Series E, Series F and Series G preferred shares are described in more detail under “Description of Capital Stock” above.

The Series H Preferred Shares rank, with respect to dividend distributions and distributions upon the liquidation, winding-up and dissolution of our affairs:

•	senior to the Junior Securities;

•	on a parity with the Parity Securities; and

•	junior to any Senior Securities.

Under the Statement of Designation, we may issue Junior Securities from time to time in one or more series without the consent of the holders of the Series H Preferred Shares. Our board of directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any shares of that series. Our board of directors will also determine the number of shares constituting each series of securities. Our ability to issue additional Parity Securities or Senior Securities is limited as described under “—Voting Rights.”

Liquidation Rights

The holders of outstanding Series H Preferred Shares are entitled, in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, to receive the liquidation preference of $25.00 per share in cash plus an amount equal to accumulated and unpaid dividends thereon to the date fixed for payment of such amount (whether or not declared), and no more, before any distribution will be made to the holders of our common shares or any other Junior Securities. A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed a liquidation, dissolution or winding up of our affairs for this purpose. In the event that our assets available for distribution to holders of the outstanding Series H Preferred Shares and any Parity Securities are insufficient to permit payment of all required amounts, our assets then remaining will be distributed among the Series H Preferred Shares and any Parity Securities, as applicable, ratably on the basis of their relative aggregate liquidation preferences. After payment of all required amounts to the holders of the outstanding Series H Preferred Shares and Parity Securities, our remaining assets and funds will be distributed among the holders of the common shares and any other Junior Securities then outstanding according to their respective rights.

Voting Rights

The Series H Preferred Shares have no voting rights except as set forth below or as otherwise provided by Marshall Islands law. In the event that six quarterly dividends, whether consecutive or not, payable on the Series H Preferred Shares are in arrears, the holders of the Series H Preferred Shares will have the right, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable (including holders of our Series D, Series E and Series G preferred shares), at the next meeting of shareholders called for the election of directors, to elect one member of our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of Parity Securities upon which like voting rights have been conferred and with which the Series H Preferred Shares voted as a class for the election of such director). The right of such holders of Series H Preferred Shares to elect a member of our board of directors will continue until such time as all dividends accumulated and in arrears on the Series H Preferred Shares have been paid in full, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly dividends as described above. Upon any termination of the right of the holders of the Series H Preferred Shares and any other Parity Securities (including the Series D, Series E and Series G preferred shares ) to vote as a class for directors, the term of office of all directors then in office elected by such holders voting as a class will terminate immediately. Any directors elected by the holders of the Series H Preferred Shares and any other Parity Securities (including the Series D, Series E and Series G preferred shares) shall each be entitled to one vote per director on any matter before our board of directors.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series H Preferred Shares, voting as a single class, we may not adopt any amendment to our articles of incorporation that adversely alters the preferences, powers or rights of the Series H Preferred Shares.

In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series H Preferred Shares, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable (including holders of our Series D, Series E, Series F and Series G preferred shares), we may not:

•	issue any Parity Securities or Senior Securities if the cumulative dividends payable on outstanding Series H Preferred Shares are in arrears; or

•	create or issue any Senior Securities.

On any matter described above in which the holders of the Series H Preferred Shares are entitled to vote as a class, such holders will be entitled to one vote per share. The Series H Preferred Shares held by us or any of our subsidiaries or affiliates will not be entitled to vote. As of July 31, 2016, there were 4,981,029 Series D preferred shares outstanding, 5,370,600 Series E preferred shares outstanding, 5,600,000 Series F preferred shares outstanding and 4,600,000 Series G preferred shares outstanding. The Series H Preferred Shares will represent approximately 30.5% of the total voting power of the Series D preferred shares, the Series E preferred shares, the Series F preferred shares, the Series G preferred shares and the Series H Preferred Shares, assuming the underwriters do not exercise their option to purchase additional shares. Assuming that we issue 10,350,000 Series H Preferred Shares in this offering (assuming the underwriters exercise in full their option to purchase additional shares), the Series H Preferred Shares will represent approximately 33.5% of the total voting power of the Series D preferred shares, the Series E preferred shares, the Series F preferred shares, the Series G preferred shares and the Series H Preferred Shares.

Dividends

General

Holders of Series H Preferred Shares offered hereby will be entitled to receive, when, as and if declared by our board of directors out of legally available funds for such purpose, cumulative cash dividends from August 11, 2016.

Dividend Rate

Dividends on the Series H Preferred Shares offered hereby will be cumulative, commencing on August 11, 2016, and payable on each Dividend Payment Date, commencing October 30, 2016, when, as and if declared by our board of directors or any authorized committee thereof out of legally available funds for such purpose. Dividends on the Series H Preferred Shares accrue at a rate of 7.875% per annum per $25.00 stated liquidation preference per Series H Preferred Share.

Dividend Payment Dates

The “Dividend Payment Dates” for the Series H Preferred Shares will be each January 30, April 30, July 30 and October 30, commencing October 30, 2016 for the Series H Preferred Shares offered hereby. Dividends will accumulate in each dividend period from and including the preceding Dividend Payment Date or the initial issue date, as the case may be, to but excluding the applicable Dividend Payment Date for such dividend period, and dividends will accrue on accumulated dividends at the applicable dividend rate. If any Dividend Payment Date otherwise would fall on a day that is not a Business Day, declared dividends will be paid on the immediately succeeding Business Day without the accumulation of additional dividends. Dividends on the Series H Preferred Shares will be payable based on a 360-day year consisting of twelve 30-day months.

“Business Day” means a day on which The New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

Payment of Dividends

Not later than the close of business, New York City time, on each Dividend Payment Date, we will pay those dividends, if any, on the Series H Preferred Shares that have been declared by our board of directors to the holders of such shares as such holders’ names appear on our stock transfer books maintained by the Registrar and Transfer Agent on the applicable Record Date. The applicable record date, or Record Date, will be the Business Day immediately preceding the applicable Dividend Payment Date, except that in the case of payments of dividends in arrears, the Record Date with respect to a Dividend Payment Date will be such date as may be designated by our board of directors in accordance with our bylaws then in effect and the Statement of Designations.

So long as the Series H Preferred Shares are held of record by the nominee of the Securities Depository, declared dividends will be paid to the Securities Depository in same-day funds on each Dividend Payment Date. The Securities Depository will credit accounts of its participants in accordance with the Securities Depository’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Series H Preferred Shares in accordance with the instructions of such beneficial owners.

No dividend may be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) unless (a) full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series H Preferred Shares and any Parity Securities (including the Series D, Series E, Series F and Series G preferred shares) through the most recent respective dividend payment dates and (b) we are in compliance with the Net Worth to Preferred Stock Ratio described below under “—Net Worth Covenant.” Accumulated dividends in arrears for any past dividend period may be declared by our board of directors and paid on any date fixed by our board of directors, whether or not a Dividend Payment Date, to holders of the Series H Preferred Shares on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Series H Shares and any Parity Securities (including the Series D, Series E, Series F and Series G preferred shares) have not been declared and paid, or sufficient funds for the payment thereof have not been set apart, payment of accumulated dividends in arrears will be made in order of their respective dividend payment dates, commencing with the earliest. If less than all dividends payable with respect to all Series H Preferred Shares and any Parity Securities (including the Series D, Series E, Series F and Series G preferred shares) are paid, any partial payment will be made pro rata with respect to the Series H Preferred Shares and any Parity Securities (including the Series D, Series E, Series F and Series G preferred shares ) entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time. Holders of the Series H Preferred Shares will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends. Except insofar as dividends accrue on the amount of any accumulated and unpaid dividends as described under “—Dividends—Dividend Rate,” no interest or sum of money in lieu of interest will be payable in respect of any dividend payment which may be in arrears on the Series H Preferred Shares.

Redemption

Optional Redemption

Commencing on August 11, 2021, we may redeem, at our option, in whole or in part, the Series H Preferred Shares at a redemption price in cash equal to $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. Any such optional redemption shall be effected only out of funds legally available for such purpose.

Redemption Procedures

We will give notice of any redemption by mail, postage prepaid, not less than 15 days and not more than 60 days before the scheduled date of redemption, to the holders of any shares to be redeemed as such holders’ names appear on our stock transfer books maintained by the Registrar and Transfer Agent at the address of such holders shown therein. Such notice shall state: (a) the redemption date, (b) the number of Series H Preferred Shares to be redeemed and, if less than all outstanding Series H Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such holder, (c) the redemption price, (d) the place where the Series H Preferred Shares are to be redeemed and shall be presented and surrendered for payment of the redemption price therefor and (e) that dividends on the shares to be redeemed will cease to accumulate from and after such redemption date.

If fewer than all of the outstanding Series H Preferred Shares are to be redeemed, the number of shares to be redeemed will be determined by us, and such shares will be redeemed by such method of selection as the Securities Depository shall determine, with adjustments to avoid redemption of fractional shares. So long as all Series H Preferred Shares are held of record by the nominee of the Securities Depository, we will give notice, or cause notice to be given, to the Securities Depository of the number of Series H Preferred Shares to be redeemed, and the Securities Depository will determine the number of Series H Preferred Shares to be redeemed from the account of each of its participants holding such shares in its participant account. Thereafter, each participant will select the number of shares to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds Series H Preferred Shares for its own account). A participant may determine to redeem Series H Preferred Shares from some beneficial owners (including the participant itself) without redeeming Series H Preferred Shares from the accounts of other beneficial owners.

So long as the Series H Preferred Shares are held of record by the nominee of the Securities Depository, the redemption price will be paid by the Paying Agent to the Securities Depository on the redemption date. The Securities Depository’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

If we give or cause to be given a notice of redemption, then we will deposit with the Paying Agent funds sufficient to redeem the Series H Preferred Shares as to which notice has been given by the close of business, New York City time, no later than the Business Day immediately preceding the date fixed for redemption, and will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon surrender or deemed surrender (which will occur automatically if the certificate representing such shares is issued in the name of the Securities Depository or its nominee) of the certificates therefor. If notice of redemption shall have been given, then from and after the date fixed for redemption, unless we default in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the notice, all dividends on such shares will cease to accumulate and all rights of holders of such shares as our shareholders will cease, except the right to receive the redemption price, including an amount equal to accumulated and unpaid dividends through the date fixed for redemption, whether or not declared. We will be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the redemption price of the shares to be redeemed), and the holders of any shares so redeemed will have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by us for any reason, including, but not limited to, redemption of Series H Preferred Shares, that remain unclaimed or unpaid after two years after the applicable redemption date or other payment date, shall be, to the extent permitted by law, repaid to us upon our written request, after which repayment the holders of the Series H Preferred Shares entitled to such redemption or other payment shall have recourse only to us.

If only a portion of the Series H Preferred Shares represented by a certificate has been called for redemption, upon surrender of the certificate to the Paying Agent (which will occur automatically if the certificate representing such shares is registered in the name of the Securities Depository or its nominee), the Paying Agent will issue to the holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of Series H Preferred Shares represented by the surrendered certificate that have not been called for redemption.

Notwithstanding any notice of redemption, there will be no redemption of any Series H Preferred Shares called for redemption until funds sufficient to pay the full redemption price of such shares, including all accumulated and unpaid dividends to the date of redemption, whether or not declared, have been deposited by us with the Paying Agent.

We and our affiliates may from time to time purchase the Series H Preferred Shares, subject to compliance with all applicable securities and other laws. Neither we nor any of our affiliates has any obligation, or any present plan or intention, to purchase any Series H Preferred Shares. Any shares repurchased and cancelled by us will revert to the status of authorized but unissued preferred shares, undesignated as to series.

Notwithstanding the foregoing, in the event that full cumulative dividends on the Series H Preferred Shares and any Parity Securities (including the Series D, Series E, Series F and Series G preferred shares) have not been paid or declared and set apart for payment, we may not repurchase, redeem or otherwise acquire, in whole or in part, any Series H Preferred Shares or Parity Securities (including the Series D, Series E, Series F and Series G preferred shares) except pursuant to a purchase or exchange offer made on the same terms to all holders of Series H Preferred Shares and any Parity Securities (including the Series D, Series E, Series F and Series G preferred shares). Common shares and any other Junior Securities may not be redeemed, repurchased or otherwise acquired unless full cumulative dividends on the Series H Preferred Shares and any Parity Securities (including the Series D, Series E, Series F and Series G preferred shares) for all prior and the then-ending dividend periods have been paid or declared and set apart for payment.

No Sinking Fund

The Series H Preferred Shares will not have the benefit of any sinking fund.

Net Worth Covenant

The Statement of Designation includes a restrictive covenant that we shall not permit the Net Worth to Preferred Stock Ratio (as defined below) to be less than or equal to 1.00.

We will not declare, pay or set apart for payment any cash dividend on any Junior Securities unless we are in compliance with the foregoing covenant. Compliance with the foregoing covenant shall be measured on the last day of each of our fiscal quarters, commencing September 30, 2016. Within 60 days after the end of each fiscal quarter, we shall deliver to the Registrar and Transfer Agent an officer’s certificate confirming compliance with the covenant described above. Each such certificate will be made available to the holders of the Series H Preferred Shares upon request to the Registrar and Transfer Agent. We shall mail, within five Business Days of the discovery thereof, to all holders of the Series H Preferred Shares and the Registrar and Transfer Agent, notice of any default in compliance with the covenant described above.

For purposes of the Net Worth to Preferred Stock Ratio covenant, the following definitions shall apply:

“Cash and Cash Equivalents” means, as of a given date, our cash and cash equivalents as determined in accordance with U.S. GAAP.

“Common Stock” means any of our capital stock that is not Preferred Stock.

“Intangible Assets” means, in respect of Seaspan Corporation as of a given date, the intangible assets of Seaspan Corporation of the types, if any, presented in Seaspan Corporation’s consolidated balance sheet.

“Net Worth” means, as of a given date, the result of, without duplication:

(a)	Total Assets, less

(b)	Intangible Assets, less

(c)	Total Borrowings (without giving effect to any fair value adjustments pursuant to the Financial Accounting Standards Board Accounting Standards Codification 820).

“Net Worth to Preferred Stock Ratio” means, as of a given date, the result of dividing (x) Net Worth as of such date by (y) the aggregate Preferred Stock Amount as of such date.

“Non-Recourse Liabilities” means, in respect of Seaspan Corporation as of a given date, the non-recourse liabilities as described in subparts (a)-(h) of the definition of Total Borrowings and of the types, if any, presented in Seaspan Corporation’s consolidated financial statements.

“Preferred Stock” means any of our capital stock, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, over shares of our Common Stock including, without limitation, our Series D preferred shares, Series E preferred shares, Series F preferred shares, Series G preferred shares and Series H Preferred Shares.

“Preferred Stock Amount” means, in respect of any series of Preferred Stock, the sum, without duplication, of (x) the aggregate liquidation preference of the outstanding shares of such Preferred Stock as of the relevant measurement date and (y) the aggregate amount of any accumulated and unpaid dividends or other distributions in respect of the outstanding shares of such Preferred Stock as of the relevant measurement date.

“Total Assets” means, in respect of Seaspan Corporation on a consolidated basis, as of a given date the aggregate of the following, without duplication:

(a)	all of the assets of Seaspan Corporation of the types presented on its consolidated balance sheet; less

(b)	Cash and Cash Equivalents; less

(c)	Non-Recourse Liabilities; and less

(d)	indebtedness under any vessel construction or ship purchase agreement (including novation and assignment and assumption agreements) that Seaspan Corporation is required to record on its books under U.S. GAAP even though Seaspan Corporation is no longer the legal owner of the vessel or legally obligated to take delivery of the vessel.

“Total Borrowings” means, in respect of Seaspan Corporation on a consolidated basis, as of a given date the aggregate of the following, without duplication:

(a)	the outstanding principal amount of any moneys borrowed; plus

(b)	the outstanding principal amount of any acceptance under any acceptance credit; plus

(c)	the outstanding principal amount of any bond, note, debenture or other similar instrument; plus

(d)	the book values of indebtedness under a lease, charter, hire purchase agreement or other similar arrangement which would, in accordance with U.S. GAAP, be treated as a finance or capital lease; plus

(e)	the outstanding principal amount of all moneys owing in connection with the sale or discounting of receivables (otherwise than on a non-recourse basis or which otherwise meet any requirements for de- recognition under U.S. GAAP); plus

(f)	the outstanding principal amount of any indebtedness arising from any deferred payment agreements arranged primarily as a method of raising finance or financing the acquisition of an asset (except trade payables); plus

(g)	any fixed or minimum premium payable on the repayment or redemption of any instrument referred to in clause (c) above; plus

(h)	the outstanding principal amount of any indebtedness of any person of a type referred to in the above clauses of this definition which is the subject of a guarantee given by Seaspan Corporation to the extent that such guaranteed indebtedness is determined and given a value in respect of Seaspan Corporation on a consolidated basis in accordance with U.S. GAAP; less

(i)	Cash and Cash Equivalents; less

(j)	Non-Recourse Liabilities.

Notwithstanding the foregoing, “Total Borrowings” shall not include any of the following:

(a)	indebtedness or obligations arising from derivative transactions, such as protecting against interest rate or currency fluctuations; and

(b)	indebtedness under any vessel construction or ship purchase agreement (including novation and assignment and assumption agreements) that Seaspan Corporation is required to record on its books under U.S. GAAP even though Seaspan Corporation is no longer the legal owner of the vessel or legally obligated to take delivery of the vessel.

“U.S. GAAP” means generally accepted accounting principles in the United States of America.

For purposes of the foregoing provisions and definitions, any accounting term, phrase, calculation, determination or treatment used, required or referred to in this “Net Worth Covenant” subsection is to be construed in accordance with U.S. GAAP in effect as of January 1, 2016.

Book-Entry System

All Series H Preferred Shares offered hereby will be represented by a single certificate issued to The Depository Trust Company (and its successors or assigns or any other securities depository selected by us), or the Securities Depository, and registered in the name of its nominee (initially, Cede & Co.). The Series H Preferred Shares offered hereby will continue to be represented by a single certificate registered in the name of the Securities Depository or its nominee, and no holder of the Series H Preferred Shares offered hereby will be entitled to receive a certificate evidencing such shares unless otherwise required by law or the Securities Depository gives notice of its intention to resign or is no longer eligible to act as such and we have not selected a substitute Securities Depository within 60 calendar days thereafter. Payments and communications made by us to holders of the Series H Preferred Shares will be duly made by making payments to, and communicating with, the Securities Depository. Accordingly, unless certificates are available to holders of the Series H Preferred Shares, each purchaser of Series H Preferred Shares must rely on (a) the procedures of the Securities Depository and its participants to receive dividends, distributions, any redemption price, liquidation preference and notices, and to direct the exercise of any voting or nominating rights, with respect to such Series H Preferred Shares and (b) the records of the Securities Depository and its participants to evidence its ownership of such Series H Preferred Shares.

So long as the Securities Depository (or its nominee) is the sole holder of the Series H Preferred Shares, no beneficial holder of the Series H Preferred Shares will be deemed to be a shareholder of us. The Depository Trust Company, the initial Securities Depository, is a New York-chartered limited purpose trust company that performs services for its participants, some of whom (and/or their representatives) own The Depository Trust Company. The Securities Depository maintains lists of its participants and will maintain the positions (i.e. ownership interests) held by its participants in the Series H Preferred Shares, whether as a holder of the Series H Preferred Shares for its own account or as a nominee for another holder of the Series H Preferred Shares.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Accordingly, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to certain shareholders’ rights.

SHAREHOLDER MEETINGS
MARSHALL ISLANDS	DELAWARE
• Held at a time and place as designated in the bylaws	• May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors

• May be held within or outside the Marshall Islands	• May be held within or outside Delaware

• Notice:	• Notice:

•    Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting

•    Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given that shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any

• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting	• Written notice shall be given not less than 10 nor more than 60 days before the meeting

SHAREHOLDERS’ VOTING RIGHTS
MARSHALL ISLANDS	DELAWARE
• Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote	• Shareholders may act by written consent signed by the holders of outstanding shares having the number of votes necessary to take action at a meeting

• Any person authorized to vote may authorize another person to act for him by proxy	• Any person authorized to vote may authorize another person or persons to act for him by proxy

•    Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting

•    For stock corporations, certificate of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum

• The articles of incorporation may provide for cumulative voting	• The certificate of incorporation may provide for cumulative voting

DIRECTORS
MARSHALL ISLANDS	DELAWARE
• Board must consist of at least one member	• Board must consist of at least one member

• Number of members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board

•    Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate

• If the board is authorized to change the number of directors, it can only do so by an absolute majority (majority of the entire board)

• Removal:	• Removal:

•    Any or all of the directors may be removed for cause by vote of the shareholders

•    If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders

•    Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote except: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (2) if the corporation has cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part

DISSENTERS’ RIGHTS OF APPRAISAL
MARSHALL ISLANDS	DELAWARE
• Shareholders have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their share	• Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to exceptions

•    A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

•    The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets

• Alters or abolishes any preferential right of any outstanding shares having preference; or

• Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares

DISSENTERS’ RIGHTS OF APPRAISAL
MARSHALL ISLANDS	DELAWARE
• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class

SHAREHOLDERS’ DERIVATIVE ACTIONS
MARSHALL ISLANDS	DELAWARE

•    An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law

•    In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law

• Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort

• Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of the Marshall Islands

• Attorney’s fees may be awarded if the action is successful

•    Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of material United States federal income tax considerations that may be relevant to prospective holders of our Series H Preferred Shares and, unless otherwise noted in the following discussion, is the opinion of Perkins Coie LLP, our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon the provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, legislative history, judicial authority and administrative interpretations, as of the date of this prospectus supplement, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below.

This discussion applies only to beneficial owners of our Series H Preferred Shares that own the shares as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation that may be important to certain shareholders in light of their particular circumstances, such as shareholders subject to special tax rules (e.g., financial institutions, regulated investment companies, real estate investment trusts, insurance companies, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States) or shareholders that will hold our Series H Preferred Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Series H Preferred Shares, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our Series H Preferred Shares should consult their own tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our Series H Preferred Shares.

No ruling has been requested from the IRS regarding any matter affecting us or our shareholders. Instead, we will rely on the opinion of Perkins Coie LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s legal judgment and does not bind the IRS or the courts. Accordingly, the opinion and statements made herein may not be sustained by a court if contested by the IRS.

This discussion does not address any U.S. estate, gift or alternative minimum tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Shareholders are urged to consult their own tax advisors regarding the U.S. federal, state, local, non-U.S. and other tax consequences of owning and disposing of our Series H Preferred Shares.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our Series H Preferred Shares that is, for U.S. federal income tax purposes: (a) a U.S. citizen or U.S. resident alien (or, a “U.S. Individual Holder”); (b) a corporation, or other entity taxable as a corporation, that was created or organized under the laws of the United States, any state thereof, or the District of Columbia; (c) an estate whose income is subject to U.S. federal income taxation regardless of its source; or (d) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Series H Preferred Shares

Subject to the discussion of passive foreign investment companies, or PFICs, below, any distributions made by us with respect to our Series H Preferred Shares to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s Series H Preferred Shares, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder’s Series H Preferred Shares will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our Series H Preferred Shares and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the Series H Preferred Shares for more than one year. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our Series H Preferred Shares will be treated as foreign source income and generally will be treated as “passive category income.”

Under current law, subject to holding-period requirements and certain other limitations, dividends received with respect to our Series H Preferred Shares by a U.S. Holder who is an individual, trust or estate, or a Non-Corporate U.S. Holder, generally will be treated as qualified dividend income that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates (provided we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year).

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of preferred stock that is equal to or in excess of 5% of a preferred shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in such preferred share. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value). If we pay an extraordinary dividend on our Series H Preferred Shares that is treated as qualified dividend income, then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such Series H Preferred Shares will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Our Series H Preferred Shares

Subject to the discussion of PFICs, below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our Series H Preferred Shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares.

Subject to the discussion of extraordinary dividends above, gain or loss recognized upon a sale, exchange or other disposition of our Series H Preferred Shares generally will be treated as (a) long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short- term capital gain or loss otherwise and (b) U.S. source income or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Consequences of CFC Classification

If CFC Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of the total combined voting power of all classes of our outstanding shares entitled to vote) own directly, indirectly or constructively more than 50% of either the total combined voting power of all classes of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation, or a CFC. For the year 2016, we believe that we will be treated as a CFC for U.S. federal income tax purposes. It is unclear whether we would be treated as a CFC in future years.

CFC Shareholders are treated as receiving current distributions of their respective share of certain income of the CFC without regard to any actual distributions and are subject to certain burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC (as discussed below). In addition, a person who is or has been a CFC Shareholder may recognize ordinary income on the disposition of shares of the CFC. U.S. persons who may obtain a substantial interest in us should consider the potential implications of being treated as a CFC Shareholder. The U.S. federal income tax consequences to U.S. Holders who are not CFC Shareholders would not change if we are a CFC.

PFIC Status and Significant Tax Consequences

Special and adverse U.S. federal income tax rules apply to a U.S. Holder that holds stock in a non-U.S. entity treated as a corporation and classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC for any taxable year in which either (a) at least 75% of our gross income (including the gross income of certain of our subsidiaries) consists of passive income or (b) at least 50% of the average value of our assets (including the assets of certain of our subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services.

There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and that of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC, and our counsel, Perkins Coie LLP, is of the opinion that we should not be a PFIC based on applicable law, including the Code, legislative history, published revenue rulings and court decisions, and representations we have made to them regarding the composition of our assets, the source of our income and the nature of our activities and other operations following this offering, including:

•	all time charters we have entered into are similar in all material respects to those we have provided to Perkins Coie LLP;

•	the income from our chartering activities with CSCL Asia, COSCON, MOL, K-Line and Yang Ming Marine will be greater than 25% of our total gross income at all relevant times;

•	the gross value of our vessels chartered to CSCL Asia, COSCON, MOL, K-Line and Yang Ming Marine will exceed the gross value of all other assets we own at all relevant times;

•	the estimated useful life of each of our vessels subject to a time charter will be 30 years from the date of delivery under the charter; and

•	the total payments due to us under the charters are substantially in excess of the bareboat charter rate for comparable vessels in effect at the time the time charters were executed.

An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinion of Perkins Coie LLP may not be sustained by a court if contested by the IRS. Further, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations, and therefore the composition of our income and assets, will remain the same in the future. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock (which is not within our control) may impact the determination of whether we are a PFIC. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to one of three different U.S. income tax regimes, depending on whether the U.S. Holder makes certain elections.

Taxation of U.S. Holders Making a Timely QEF Election

If we were classified as a PFIC for a taxable year, a U.S. Holder making a timely election to treat us as a “Qualified Electing Fund” for U.S. tax purposes, or a QEF Election would be required to report its pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the U.S. Holder’s taxable year regardless of whether the U.S. Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The U.S. Holder’s adjusted tax basis in our Series H Preferred Shares would be increased to reflect taxed but undistributed earnings and profits, and distributions of earnings and profits that had previously been taxed would not be taxed again when distributed but would result in a corresponding reduction in the U.S. Holder’s adjusted tax basis in our Series H Preferred Shares. The U.S. Holder generally would recognize capital gain or loss on the sale, exchange or other disposition of our Series H Preferred Shares. A U.S. Holder would not, however, be entitled to a deduction for its pro-rata share of any losses that we incurred with respect to any year.

A U.S. Holder would make a QEF Election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return and complying with all other applicable filing requirements. However, a U.S. Holder’s QEF Election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, you will not be able to make an effective QEF Election at this time. If, contrary to our expectations, we determine that we are or expect to be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF Election with respect to our Series H Preferred Shares.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we believe, our Series H Preferred Shares are treated as “marketable stock,” then a U.S. Holder would be allowed to make a “mark-to- market” election with respect to our Series H Preferred Shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our Series H Preferred Shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in our Series H Preferred Shares. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in our Series H Preferred Shares over the fair market value thereof at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to- market election). The U.S. Holder’s tax basis in our Series H Preferred Shares would be adjusted to reflect any such income or loss recognized. Gain realized on the sale, exchange or other disposition of our Series H Preferred Shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of our Series H Preferred Shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to- market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year and if a U.S. Holder did not make either a QEF Election or a mark-to-market election for that year, the U.S. Holder would be subject to special rules resulting in increased tax liability with respect to (a) any excess distribution (i.e., the portion of any distributions received by the U.S. Holder on our Series H Preferred Shares in a taxable year in excess of 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Series H Preferred Shares) and (b) any gain realized on the sale, exchange or other disposition of our Series H Preferred Shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the U.S. Holder’s aggregate holding period for our Series H Preferred Shares;

•	the amount allocated to the current taxable year and any taxable year prior to the year we were first treated as a PFIC with respect to the U.S. Holder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each other taxable year would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Additionally, for each year during which a U.S. Holder owns our Series H Preferred Shares, we are a PFIC and the total value of all PFIC stock that such U.S. Holder directly or indirectly owns exceeds certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our Series H Preferred Shares. In addition, if a U.S. Individual Holder is an individual who dies while owning our Series H Preferred Shares, such U.S. Individual Holder’s successor generally would not receive a step-up in tax basis with respect to such shares.

U.S. Holders are urged to consult their own tax advisors regarding the PFIC rules, including the PFIC annual reporting requirement, as well as the applicability, availability and advisability of, and procedure for, making QEF Elections, mark-to-market elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

Medicare Tax on Unearned Income

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including dividends and gain from the sale or other disposition of our Series H Preferred Shares. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our Series H Preferred Shares.

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders that hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our Series H Preferred Shares under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file Form 8938. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our Series H Preferred Shares.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our Series H Preferred Shares (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to herein as a non-U.S. Holder.

Distributions on Our Series H Preferred Shares

In general, a non-U.S. Holder is not subject to U.S. federal income tax on distributions received from us with respect to our Series H Preferred Shares unless the distributions are effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the non-U.S. Holder maintains in the United States). If a non-U.S. Holder is engaged in a U.S. trade or business and the distribution is deemed to be effectively connected to that trade or business, the non-U.S. Holder generally will be subject to U.S. federal income tax on that distribution in the same manner as if it were a U.S. Holder.

Sale, Exchange or Other Disposition of Our Series H Preferred Shares

In general, a non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our Series H Preferred Shares unless (a) such gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the non-U.S. Holder maintains in the United States) or (b) the non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which those shares are disposed of (and certain other requirements are met). If a non-U.S. Holder is engaged in a U.S. trade or business and the disposition of Series H Preferred Shares is deemed to be effectively connected to that trade or business, the non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.

Information Reporting and Backup Withholding

In general, payments of distributions with respect to, or the proceeds of a disposition of our Series H Preferred Shares to a Non-Corporate U.S. Holder will be subject to information reporting requirements. These payments to a Non-Corporate U.S. Holder also may be subject to backup withholding if the Non-Corporate U.S. Holder:

•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States by certifying their status on an IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a holder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

NON-UNITED STATES TAX CONSIDERATIONS

Marshall Islands Tax Considerations

The following discussion is the opinion of Reeder & Simpson, P.C., our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we do not, and we do not expect that we will, conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to you as a shareholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of Series H Preferred Shares, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to the Series H Preferred Shares.

Each prospective shareholder is urged to consult its tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of its investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it.

Canadian Federal Income Tax Considerations

The following discussion is the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, as to the material Canadian federal income tax consequences under the Canada Tax Act, as of the date of this prospectus, that we believe are relevant to holders of the Series H Preferred Shares acquired in this offering who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (the Canada-U.S. Treaty), resident only in the United States who are “qualifying persons” for purposes of the Canada-U.S. Treaty and who deal at arm’s length with us (U.S. Resident Holders). This disclosure may not apply to United States limited liability companies; accordingly, such holders should consult their own tax advisors. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

Subject to the assumptions below, under the Canada Tax Act no taxes on income (including taxable capital gains and withholding tax on dividends) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of our shares. This opinion is based upon the assumptions that we are not a resident of Canada and such U.S. Resident Holders do not have, and have not had, for the purposes of the Canada-U.S. Treaty, a permanent establishment in Canada to which such shares pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such shares in the course of carrying on a business in Canada. Based on the Canada Tax Act as currently enacted, we will not be resident in Canada in a particular taxation year if our principal business in that year is “international shipping”, all or substantially all of our gross revenue for that year consists of gross revenue from “international shipping”, and we were not granted articles of continuance in Canada before the end of that year. International shipping is defined as the operation of ships that are owned or leased by an operator and that are used primarily in transporting passengers or goods in international traffic and includes the chartering of ships, provided that one or more persons related to the operator (if the operator and each such person is a corporation), or persons or partnerships affiliated with the operator (in any other case), has complete possession, control and command of the ship. The leasing of a ship by a lessor to a lessee that has complete possession, control and command of the ship is excluded from the international shipping definition, unless the lessor or a corporation, trust or partnership affiliated with the lessor has an eligible interest in the lessee.

The definition of “international shipping” was introduced following industry consultation, with the intent of providing shipping companies with flexibility in the manner in which they structure their intra-group chartering contracts. Based on our operations and our understanding of the foregoing intention of the definition of “international shipping”, we do not believe that we are, nor do we expect to be, resident in Canada for purposes of the Canada Tax Act, and we intend that our affairs will be conducted and operated in a manner such that we do not become a resident of Canada under the Canada Tax Act. However, if we were or become resident in Canada, we would be or become subject under the Canada Tax Act to Canadian income tax on our worldwide income and our non-Canadian resident shareholders would be or become subject to Canadian withholding tax on dividends paid in respect of our shares. Generally, a corporation that is not resident in Canada will be taxable in Canada on income it earns from carrying on a business in Canada and on gains from the disposition of property used in a business carried on in Canada. However, there are specific statutory exemptions under the Canada Tax Act that provide that income earned in Canada by a non-resident corporation from international shipping, and gains realized from the disposition of ships used principally in international traffic, are not included in the non-resident corporation’s income for Canadian tax purposes where the corporation’s country of residence grants substantially similar relief to a Canadian resident. A Canadian resident corporation that carries on an international shipping business, as described in the previous sentence, in the Republic of the Marshall Islands is exempt from income tax under the current laws of the Republic of the Marshall Islands.

Subject to the below assumption, we expect that we will qualify for these statutory exemptions under the Canada Tax Act. Based on our operations, we do not believe that we are, nor do we expect to be, carrying on a business in Canada for purposes of the Canada Tax Act other than a business that would provide us with these statutory exemptions from Canadian income tax. The foregoing is based upon the assumption that we are a resident of the Republic of the Marshall Islands. However, these statutory exemptions are contingent upon reciprocal treatment being provided under the laws of the Republic of the Marshall Islands. If in the future as a non-resident of Canada, we are carrying on a business in Canada that is not exempt from Canadian income tax, or these statutory exemptions are not accessible due to changes in the laws of the Republic of the Marshall Islands or otherwise, we would be subject to Canadian income tax on our non-exempt income earned in Canada which could reduce our earnings available for distribution to shareholders.

Please read “Business—Taxation of the Company—Canadian Taxation” for a further discussion, separate from this opinion, of the tax consequences of us becoming a resident of Canada.

Each prospective shareholder is urged to consult its tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of its investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, RBC Capital Markets, LLC and Citigroup Global Markets Inc., or the Representatives, are acting as joint book-running managers, of the offering and the Representatives are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of Series H Preferred Shares set forth opposite its name below.

UNDERWRITER	NUMBER OF SHARES
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,755,000
Morgan Stanley & Co. LLC	1,755,000
J.P. Morgan Securities LLC	1,755,000
RBC Capital Markets, LLC	1,755,000
Citigroup Global Markets Inc.	630,000
Janney Montgomery Scott LLC	225,000
BB&T Capital Markets, a division of BB&T Securities, LLC	225,000
Ladenburg Thalmann & Co. Inc.	225,000
Wunderlich Securities, Inc.	225,000
FBR Capital Markets & Co.	225,000
Incapital LLC	225,000

Total	9,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the Series H Preferred Shares sold under the underwriting agreement if any of these Series H Preferred Shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters have an option to buy up to 1,350,000 additional Series H Preferred Shares from us to cover sales of Series H Preferred Shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If any Series H Preferred shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional Series H Preferred Shares are purchased, the underwriters will offer such additional Series H Preferred shares on the same terms on which the Series H Preferred Shares are being offered.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the Series H Preferred Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Series H Preferred Shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Expenses

The Representatives have advised us that the underwriters propose initially to offer the Series H Preferred Shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.50 per Series H Preferred Share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $0.45 per share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us.

	Per Share	Total
Public offering price(1)	$25.00	$225,000,000
Underwriting discount and commissions paid by us	$0.7875	$7,087,500
Proceeds to us, before expenses	$24.2125	$217,912,500

(1)	We have granted the underwriters an option for a period of 30 days to purchase 1,350,000 additional Series H Preferred Shares. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $8,150,625, and total proceeds to us before expenses will be $250,599,375.

The expenses of the offering, not including the underwriting discount, are estimated at $200,000 and are payable by us.

No Sale of Similar Securities

We have agreed that, for a period of 30 days from the date of this prospectus supplement, subject to certain exceptions, we will not, without the prior written consent of the Representatives, dispose of or hedge any of our existing preferred shares or any securities convertible into or exchangeable for our existing preferred shares. The Representatives, in their sole discretion, may release any of the securities subject to this lock-up agreement at any time without notice.

New York Stock Exchange Listing

No market currently exists for our Series H Preferred Shares. We intend to apply to list our Series H Preferred Shares on NYSE. If the application is approved, trading of the Series H Preferred Shares is expected to commence within 30 days after the initial delivery of the Series H Preferred Shares. The underwriters have advised us that they intend to make a market in the Series H Preferred Shares prior to commencement of any trading on NYSE, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series H Preferred Shares.

Stabilization

Until the distribution of the Series H Preferred Shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Series H Preferred Shares. However, the Representatives may engage in transactions that have the effect of stabilizing the price of the Series H Preferred Shares, such as bids or purchases that peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our Series H Preferred Shares in the open market. These transactions may include stabilizing transactions, short sales and purchases on the open market to cover positions created by short sales. Stabilizing transactions consist of various activities such as purchases of Series H Preferred Shares made by the underwriters in the open market prior to the completion of the offering. Short sales involve the sale by the underwriters of a greater number of Series H Preferred Shares than they are required to purchase in the offering. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing our Series H Preferred Shares in the open market. In making this determination, the underwriters will consider, among other things, the price of our Series H Preferred Shares available for purchase in the open market compared to the price at which the underwriters may purchase our Series H Preferred Shares through the option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Series H Preferred Shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase our Series H Preferred Shares in the open market to cover the position.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Series H Preferred Shares or preventing or retarding a decline in the market price of our Series H Preferred Shares. As a result, the price of our Series H Preferred Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Series H Preferred Shares. In addition, neither we nor any of the underwriters make any representation that the Representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, affiliates of some of the underwriters are parties to our credit facilities.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, potentially including the Series H Preferred Shares offered hereby. Any such short positions could adversely affect future trading prices of the Series H Preferred Shares offered hereby. The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

LEGAL MATTERS

The validity of the Series H Preferred Shares and certain other legal matters with respect to the laws of the Republic of The Marshall Islands will be passed upon for us by Dennis J. Reeder, Reeder & Simpson, P.C. Certain other legal matters will be passed upon for us by Perkins Coie LLP, Portland, Oregon, and by Blake, Cassels & Graydon LLP, Vancouver, British Columbia. Perkins Coie LLP and Blake, Cassels & Graydon LLP may rely on the opinions of Dennis J. Reeder, Reeder & Simpson, P.C. for all matters of Marshall Islands law. The underwriters have been represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements of Seaspan Corporation as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015, have been incorporated by reference herein and in the related registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

EXPENSES

We estimate the expenses in connection with the issuance and distribution of our Series H Preferred Shares, other than underwriting discounts and commissions, as follows:

Legal Fees and Expenses	$100,000
Accountants’ Fees and Expenses	30,000
Printing Expenses	40,000
Transfer Agent Fees and Expenses	5,000
Miscellaneous Costs	25,000

Total	$200,000

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act, we filed a registration statement relating to the securities offered by this prospectus with the SEC. This prospectus is a part of that registration statement, which includes additional information.

Government Filings

We file and furnish annual and other reports with the SEC. You may read and copy any document that we file or furnish with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-(800) SEC-0330, and you may obtain copies of documents at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, you can obtain information about us at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Information Incorporated by Reference

The SEC allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus supplement. Information that we file later with the SEC prior to the termination of this offering will also be considered to be part of this prospectus supplement and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference into this prospectus supplement the documents listed below:

•	Reports on Form 6-K, filed with the SEC on March 11, 2016, April 22, 2016, April 26, 2016, May 19, 2016, June 10, 2016 and July 27, 2016.

•	Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 10, 2016.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the SEC and certain Reports on Form 6-K that we furnish to the SEC after the date of this prospectus supplement (if they state that they are incorporated by reference into this prospectus supplement) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus supplement has been terminated. In all cases, you should rely on the later information over different information included in this prospectus supplement or the base prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the base prospectus. We have not, and any underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the base prospectus as well as the information we previously filed with the SEC and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filings or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

Seaspan Corporation

Unit 2, 2nd Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(852) 2540-1686

Attention: Chief Financial Officer

Information Provided by the Company

We will furnish, on request, to holders of our Series H Preferred Shares annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with U.S. GAAP and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands corporation, and our executive offices are located outside of the United States in Hong Kong. A majority of our directors and officers and some of the experts named in this prospectus reside outside of the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or those persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

In addition, the courts of the Marshall Islands or Hong Kong may not (a) enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws or (b) recognize or enforce against us or any of our officers, directors or experts judgments of courts of the United States predicated on U.S. federal or state securities laws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

GLOSSARY OF SHIPPING TERMS

The following are definitions of certain terms that are commonly used in the shipping industry and in this prospectus.

Annual Survey. The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Bareboat Charter. A charter of a vessel under which the shipowner is usually paid a fixed amount for a certain period of time during which the charterer is responsible for the vessel operating expenses, including crewing, and voyage expenses of the vessel and for the management of the vessel. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”

Bunkers. Heavy fuel and diesel oil used to power a vessel’s engines.

Charter. The hire of a vessel for a specified period of time or a particular voyage to carry a cargo from a loading port to a discharging port. The contract for a charter is commonly called a charterparty.

Charterer. The party that charters a vessel.

Classification Society. An independent organization that certifies that a vessel has been built and maintained according to the organization’s rules for that type of vessel and complies with the applicable rules and regulations of the flag state and the international conventions of which that country is a member. A vessel that receives its certification is referred to as being “in-class.”

Dry-Docking. The removal of a vessel from the water for inspection and, if needed, repair of those parts of a vessel that are below the water line. During dry-dockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Dry-dockings for containerships are generally required once every five years, one of which must be a “special survey.”

Flag State. The country of a vessel’s registry.

Hire Rate. The payment to the shipowner from the charterer for the use of the vessel.

Hull. Shell or body of a vessel.

IMO. International Maritime Organization, a United Nations agency that issues international standards for shipping.

Intermediate Survey. The inspection of a vessel by a classification society surveyor that takes place 24 to 36 months after each “special survey.”

Newbuilding. A new vessel under construction or just completed.

Off-Charter. The period in which a vessel is not in service under a time charter and, accordingly, we do not receive hire.

Off-Hire. The period in which a vessel is not available for service under a time charter and, accordingly, the charterer generally is not required to pay the hire rate. Off-hire periods can include days spent on repairs, dry- docking and surveys, whether or not scheduled.

Protection and Indemnity (or P&I) Insurance. Insurance obtained through a mutual association formed by shipowners to provide liability indemnification protection from various liabilities to which they are exposed in the course of their business, and which spreads the liability costs of each member by requiring contribution by all members in the event of a loss.

Scrapping. The sale of a vessel as scrap metal.

Special Survey. The inspection of a vessel by a classification society surveyor that takes place every five years, as part of the recertification of the vessel by a classification society.

Spot Market. The market for immediate chartering of a vessel, usually for single voyages.

TEU. Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

Time Charter. A charter under which the shipowner hires out a vessel for a specified period of time. The shipowner is responsible for providing the crew and paying vessel operating expenses, while the charterer is responsible for paying the voyage expenses and additional voyage insurance. The shipowner is paid the hire rate, which accrues on a daily basis.

Vessel Operating Expenses. The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts, and repair and maintenance costs.

PROSPECTUS

Common Shares

Preferred Shares

Convertible Preferred Shares

Debt Securities

Convertible Debt Securities

Seaspan Corporation

We may, from time to time, offer to sell common shares, preferred shares, convertible preferred shares, debt securities or convertible debt securities. We refer to our common shares, preferred shares, convertible preferred shares, debt securities and convertible debt securities collectively as the “securities.” The securities we may offer may be convertible into or exercisable or exchangeable for other securities. We may offer the securities separately or together, in separate series or classes and in amounts, at prices and on terms described in one or more supplements to this prospectus. In addition, this prospectus may be used to offer securities for the account of persons other than us.

This prospectus describes some of the general terms that may apply to these securities. Each time we sell securities, the specific terms of the securities to be offered, and any other information relating to a specific offering, will be set forth in an amendment to the registration statement of which this prospectus is a part, or in a supplement to this prospectus, or may be set forth in one or more documents incorporated by reference in this prospectus.

We or any selling securityholder may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, or through other means, on a continuous or delayed basis. If any underwriters are involved in the sale of any securities offered by this prospectus and any prospectus supplement, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or may be calculable from the information set forth, in the applicable prospectus supplement.

You should read this prospectus and any prospectus supplement carefully before you invest in any of our securities. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

Our Class A common shares are listed on the New York Stock Exchange under the symbol “SSW.” On May 23, 2016, the last reported sale price of our Class A common shares on the New York Stock Exchange was $16.20 per share. Our Series C preferred shares, Series D preferred shares and Series E preferred shares are listed on the New York Stock Exchange under the symbols “SSW PR C,” “SSW PR D” and “SSW PR E.” On May 23, 2016, the last reported sale prices of our Series C, D and E preferred shares on the New York Stock Exchange were $25.47, $24.80 and $24.85 per share, respectively. Our 6.375% Senior Unsecured Notes due 2019 also are listed on the New York Stock Exchange under the symbol “SSWN.” On May 23, 2016, the last reported sale price of these notes on the New York Stock Exchange was $25.27 per share.

Investing in our securities involves a high degree of risk. Please read the sections entitled “Forward-Looking Information” and “Risk Factors” contained on pages 2 and 3 of this prospectus and in the applicable prospectus supplement, as well as documents which are incorporated by reference herein and therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 23, 2016.

You should rely only on the information contained in this prospectus, any prospectus supplement or incorporated by reference herein or therein. We have not authorized any other person to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where an offer is not permitted. You should not assume that the information contained in this prospectus or incorporated by reference herein is accurate as of any date other than the date on the front of this prospectus or the date of such incorporated documents, as the case may be.

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ABOUT THIS PROSPECTUS

Unless we otherwise specify, when used in this prospectus, the terms “Seaspan,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation and its subsidiaries. Unless otherwise indicated, all dollar references in this prospectus are to U.S. dollars, and financial information presented in this prospectus that is derived from financial statements incorporated by reference is prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

This prospectus is part of a registration statement on Form F-3 we filed with the Securities Exchange Commission, or the Commission, using a shelf registration process. Under the shelf registration process, we and certain securityholders may sell any combination of the securities described in this prospectus from time to time and in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we or selling securityholders sell securities under this prospectus, we will provide a prospectus supplement that contains specific information about the terms of the offering and of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus and, accordingly, to the extent inconsistent, information in this prospectus is superseded by the information in the applicable prospectus supplement. No limit exists on the aggregate amount of the securities we or selling securityholders may sell pursuant to the registration statement of which this prospectus is a part. You should carefully read both this prospectus and any applicable prospectus supplement together with additional information described below under “Information Incorporated By Reference.”

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents incorporated by reference herein and therein. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus, or in any prospectus supplement, is accurate as of any date other than its date regardless of the time of delivery of the prospectus or prospectus supplement or any sale of the securities. Our business, financial condition, results of operations and prospects, as well as other information, may have changed since such dates.

This prospectus does not contain all the information provided in the registration statement we filed with the Commission. For further information about us or the securities offered hereby, you should refer to that registration statement, which you can obtain from the Commission as described below under “Where You Can Find More Information.”

ABOUT SEASPAN CORPORATION

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of May 15, 2016, we operated a fleet of 88 containerships and have entered into contracts for the purchase of an additional eight newbuilding containerships which have scheduled delivery dates through October 2017. Of our eight newbuilding containerships, six will commence operation under long-term, fixed-rate charters upon delivery. We expect to enter into long-term time charter contracts for the remaining newbuilding containerships in the future. The average age of the 88 vessels in our operating fleet was approximately six years as of May 15, 2016, on a TEU weighted basis.

We are a Marshall Islands corporation incorporated on May 3, 2005. We maintain our principal executive offices at Unit 2, 2nd Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number is (852) 2540-1686. We maintain a website at www.seaspancorp.com. The information on our website is not part of this prospectus, and you should rely only on the information contained in this prospectus, any prospectus supplement and the documents incorporated by reference herein or therein when making a decision whether to investment in our securities.

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FORWARD-LOOKING INFORMATION

This prospectus, any prospectus supplement and the documents incorporated by reference herein and therein contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. They often include words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “projects,” “forecasts,” “potential,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “seek,” “should” or “will,” or the negative of those terms, or comparable terminology. These forward-looking statements are all based on currently available operating, financial and competitive information and are subject to various risks and uncertainties. Our actual future results and trends may differ materially depending on a variety of factors, including, but not limited to, the risks and uncertainties discussed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual reports on Form 20-F and any reports on Form 6-K incorporated herein by reference.

Any or all of our forward-looking statements in this prospectus, any prospectus supplement and the documents incorporated by reference herein and therein may turn out to be inaccurate. Incorrect assumptions we might make and known or unknown risks and uncertainties may affect the accuracy of our forward-looking statements. Forward-looking statements reflect our current expectations or forecasts of future events or results and are inherently uncertain, and accordingly, you should not place undue reliance on forward-looking statements.

Although we believe that the expectations and forecasts reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. Consequently, no forward-looking statement can be guaranteed and future events and actual or suggested results may differ materially. We expressly disclaim any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised, however, to consult any further disclosures we make in our annual reports on Form 20-F and any reports on Form 6-K that we incorporate herein by reference, as well as in any prospectus supplement relating to this prospectus and other public filings with the Commission.

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RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described in the sections entitled “Risk Factors” in any prospectus supplement and those set forth in documents incorporated by reference in this prospectus and any applicable prospectus supplement, including our Annual Report on Form 20-F for the year ended December 31, 2015, filed on March 10, 2016, and subsequent filings, as well as other information in this prospectus and any prospectus supplement, before purchasing any of our securities. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties known or not known to us or that we deem immaterial may also impair our business, financial condition, results of operations and prospects.

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WHERE YOU CAN FIND MORE INFORMATION

We file and furnish annual and other reports with the Commission. You may read and copy any document that we file at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The Commission maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, you can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

This prospectus is part of a registration statement on Form F-3 filed by us with the Commission under the U.S. Securities Act of 1933, as amended, or the Securities Act. As permitted by the Commission, this prospectus does not contain all the information in the registration statement filed with the Commission. For a more complete understanding of this offering, you should refer to the complete registration statement (including exhibits) on Form F-3 that may be obtained from the locations described above. Statements contained in this prospectus or in any prospectus supplement about the contents of any contract or other document are not necessarily complete. If we have filed any contract or other document as an exhibit to the registration statement or any other document incorporated by reference in the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract or other document is qualified in its entirety by reference to the actual document.

INFORMATION INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings we make with the Commission under Section 13(a), 13(c) or 15(d) of the Exchange Act on or after the date of this prospectus (other than information “furnished” to the Commission, unless otherwise stated) until the termination of the registration statement of which this prospectus is a part:

•	Reports on Form 6-K, filed with the SEC on March 11, 2016, April 22, 2016, April 26, 2016, May 19, 2016 and May 23, 2016;

•	Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Commission on March 10, 2016; and

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•	The descriptions of our Class A common shares, our Series C preferred shares, our Series D preferred shares, our Series E preferred shares and our 6.375% senior unsecured notes due 2019 as set forth in our registration statements on Form 8-A filed on August 2, 2005, January 28, 2011, December 13, 2012, February 13, 2014 and April 7, 2014, respectively, including any subsequent amendments or reports filed for the purpose of updating such descriptions.

You may obtain a copy of the above mentioned filings or any subsequent filing we incorporated by reference into this prospectus or any prospectus supplement through the Commission or the Commission’s website as described above. You may also obtain copies of these documents free of charge by writing or telephoning us at the following address:

Seaspan Corporation

Unit 2, 2nd Floor

Bupa Centre 141

Connaught Road West

Hong Kong

China

(852) 2540-1686

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USE OF PROCEEDS

We will retain broad discretion over the use of the net proceeds from the sale of our securities offered by this prospectus. Unless we specify otherwise in any prospectus supplement, we currently intend to use the net proceeds from the sale of securities offered by this prospectus for capital expenditures, repayment of indebtedness, working capital, to make vessel acquisitions and/or for general corporate purposes.

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RATIO OF EARNINGS TO FIXED CHARGES AND

TO FIXED CHARGES AND PREFERENCE DIVIDENDS

The following table sets forth our ratio of earnings to (a) fixed charges and (b) fixed charges and preference dividends for the periods presented:

	Three Months Ended March 31, 2016		Year Ended December 31,
			2015	2014	2013	2012	2011
Ratio of earnings to fixed charges(1)	1.1		2.5	2.1	4.7	2.4	—	(2)
Ratio of earnings to fixed charges and preference dividends(1)	—	(2)	1.8	1.5	3.2	1.7	—	(2)
Dollar amount (in thousands) of deficiency in earnings to fixed charges	—		—	—	—	—	94,380
Dollar amount (in thousands) of deficiency in earnings to fixed charges and preference dividends	8,033		—	—	—	—	117,558

(1)	For purposes of calculating the ratios of consolidated earnings to fixed charges and to fixed charges and preference dividends:

•	“earnings” consist of pre-tax income from continuing operations prepared under U.S. GAAP (which includes non-cash unrealized gains and losses on derivative financial instruments) plus fixed charges, net of capitalized interest and capitalized amortization of deferred financing fees;

•	“fixed charges” represent interest incurred (whether expensed or capitalized) and amortization of deferred financing costs (whether expensed or capitalized) and accretion of discount; and

•	“preference dividends” refers to the amount of pre-tax earnings that is required to pay the cash dividends on outstanding preference securities and is computed as the amount of (a) the dividend divided by (b) the result of 1 minus the effective income tax rate applicable to continuing operations.

The ratios of earnings to fixed charges and to fixed charges and preference dividends are ratios that we are required to present in this prospectus and have been calculated in accordance with Commission rules and regulations. These ratios have no application to our credit and lease facilities and preferred shares and we believe they are not ratios generally used by investors to evaluate our overall operating performance.

(2)	The ratio of earnings to fixed charges or to fixed charges and preference dividends for this period was less than 1.0X.

DESCRIPTION OF SECURITIES

We may offer common shares, preferred shares, convertible preferred shares, debt securities or convertible debt securities. We will set forth in an accompanying prospectus supplement a description of the common shares, preferred shares, convertible preferred shares, debt securities or convertible debt securities that may be offered under this prospectus. The terms of the offering of securities, including the public offering price and any net proceeds to us, will be contained in the accompanying prospectus supplement and other offering material relating to such offering.

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SELLING SECURITYHOLDERS

Information about selling securityholders, where applicable, will be set forth in a prospectus supplement, in an amendment to the registration statement of which this prospectus is a part, or in filings we make with the Commission under the Exchange Act that are incorporated by reference.

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PLAN OF DISTRIBUTION

We or any selling securityholder may sell our common shares, preferred shares, convertible preferred shares, debt securities and convertible debt securities from time to time on a continuous or delayed basis (a) to or through underwriters or dealers, (b) through agents, (c) directly to one or more purchasers or other persons or entities, (d) through a combination of these methods or (e) through other means. We will identify the specific plan of distribution, including any underwriters, dealers, agents or other purchasers, persons or entities and any applicable compensation, in a prospectus supplement or other appropriate filing.

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OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the issuance and distribution of our common shares in this offering, other than underwriting discounts and commissions, as follows:

Commission Registration Fee	$	*
Printing Expenses		**
Legal Fees and Expenses		**
Accountants’ Fees and Expenses		**
NYSE Listing Fee		**
FINRA Filing Fee		**
Blue Sky Fees and Expenses		**
Transfer Agent’s Fees and Expenses		**
Miscellaneous Costs		**

Total	$	**

*	In accordance with Rules 456(b) and 457(r) of the Securities Act, we are deferring payment of the registration fee for the securities offered.
**	To be provided by a prospectus supplement or as an exhibit to a filing with the Commission pursuant to the Exchange Act that is incorporated by reference into this prospectus.

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LEGAL MATTERS

Unless otherwise stated in any applicable prospectus supplement, the validity of the equity securities and certain other legal matters with respect to the laws of the Republic of The Marshall Islands will be passed upon for us by our counsel to Marshall Islands law, Dennis J. Reeder, Reeder & Simpson, P.C. Unless otherwise stated in any applicable prospectus supplement, the legality of the debt securities and certain other legal matters will be passed upon for us by Perkins Coie LLP. As appropriate, legal counsel representing any underwriters, dealers or agents will be named in the applicable prospectus supplement and may opine to certain legal matters.

EXPERTS

The consolidated financial statements of Seaspan Corporation as of December 31, 2015 and 2014 and for each of the three years in the three-year period ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financing reporting as of December 31, 2015, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, which reports are also incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands corporation, and our principal executive offices are located outside of the United States in Hong Kong. A majority of our directors and officers and some of the experts named in this prospectus reside outside of the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or those persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

In addition, the courts of the Marshall Islands or Hong Kong may not (1) enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws or (2) recognize or enforce against us or any of our officers, directors or experts judgments of courts of the United States predicated on U.S. federal or state securities laws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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9,000,000 Shares

Seaspan Corporation

7.875% Series H Cumulative Redeemable Perpetual

Preferred Shares

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

BofA Merrill Lynch

Morgan Stanley

J.P. Morgan

RBC Capital Markets

Citigroup

Co-Managers

Janney Montgomery Scott

BB&T Capital Markets

Ladenburg Thalmann

Wunderlich

FBR

Incapital

August 4, 2016